Filed Pursuant to Rule 424(b)(4)
                                                File #333-53441

[NorthEast Optic Network Logo]

                               4,500,000 Shares
                         NorthEast Optic Network, Inc.

                                 Common Stock
                                ($.01 par value)
                                 ------------

 Of the 4,500,000 shares of Common Stock, $.01 par value per share (the "Common
  Stock"), offered hereby (the "Equity Offering"), 4,000,000 are being sold by NorthEast Optic Network, Inc. ("NorthEast Optic Network" or the "Company") and
  500,000 are being sold by Central Maine Power Company, Northeast Utilities or their affiliates (the "Selling Stockholders"), that, prior to the Equity Offering, are collectively the owners of approximately 95% of the outstanding
Common Stock of the Company. The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders. Following the consummation of the Equity Offering, the officers, directors and other affiliates of the Company, including the Selling Stockholders, will beneficially own approximately 70.9% of the outstanding shares of Common Stock of the Company (assuming no exercise of the Underwriters' (as defined) over-allotment option).


     Prior to the Equity Offering, there was no public market for the Common Stock of the Company. See "Underwriting" for information relating to the factors considered in determining the initial price to the public.


  Concurrently with the closing of the Equity Offering, the Company is offering $180.0 million aggregate principal amount of its 12-3/4% Senior Notes Due 2008 (the "Debt Offering" and, together with the Equity Offering, the "Offerings").
    The closing of each Offering is conditioned upon the closing of the other Offering. A portion of the proceeds of the Offerings will be used to repay indebtedness owed to one of the Selling Stockholders.


       The Common Stock has been approved for listing on The Nasdaq Stock
             Market's National Market ("NNM") under the symbol NOPT.


        For a discussion of certain factors that should be considered by prospective investors, see "Risk Factors" beginning on page 10.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                                    Underwriting                   Proceeds to
                      Price to     Discounts and    Proceeds to      Selling
                       Public       Commissions      Company(1)    Stockholders
                  --------------- --------------- --------------- -------------
Per Share ......   $     12.00     $     0.84      $     11.16     $    11.16
Total(2) .......   $54,000,000     $3,780,000      $44,640,000     $5,580,000

(1) Before deducting expenses payable by the Company estimated at $600,000.

(2) The Company has granted the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase a maximum of 675,000 additional shares from the Company to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $62,100,000, Underwriting Discounts and Commissions will be $4,347,000, and Proceeds to Company will be $52,173,000.

     The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made on or about August 5, 1998, against payment in immediately available funds.



Credit Suisse First Boston                               Warburg Dillon Read LLC


                        Prospectus dated July 30, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                                  -----------
NEON[RegTM] and the NEON logo are service marks of the Company.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information, consolidated financial statements and other financial data appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus gives effect to
(i) the completion of the Reorganization (as such term is defined below under "Business--Reorganization"), (ii) a 2.5-for-1 stock split of the Company's Common Stock (the "Stock Split"), and (iii) the conversion of all outstanding shares of Series A and Series B Convertible Preferred Stock of the Company (the "Preferred Stock") into an aggregate of 11,777,910 (post-split) shares of Common Stock at the closing of the Offerings (the "Preferred Stock Conversion"). Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. As used herein "NorthEast Optic Network" or the "Company" refers to NorthEast Optic Network, Inc. and its subsidiaries, including predecessor companies, except where the context otherwise requires. Certain terms used herein are defined in the Glossary beginning on page G-1.


                                  The Company

     The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic transmission capacity for communications carriers on local loop, inter-city and interstate facilities. The Company is currently expanding its fiber optic network, the NEON system, to encompass over 900 route miles, or more than 60,000 fiber miles, in New York and New England (the "Northeast"). The Company believes that the Northeast, which in 1996 represented a $28.7 billion telephony services market and which the Company believes has one of the highest population densities and concentrations of businesses, universities, phone lines, personal computers and television sets in the country, is a region characterized by significant and growing demand for broadband communications infrastructure. The Company is constructing the NEON system utilizing primarily electric utility rights-of-way ("ROWs"), which allow the Company to provide secure fiber optic capacity at competitive prices with potential access to virtually any urban location where the local utility provides electrical service. The Company is using advanced fiber optic technology in the NEON system, including non-zero dispersion shifted fiber, dense wave division multiplexing optronics and SONET ring self-healing technology, to allow the Company's carrier customers to meet the demand for reliable, high-bandwidth voice, data and video transmission capacity in the Northeast. For example, a pair of fiber optic strands on the NEON system can transmit up to approximately 10 gigabits of data per second, or the equivalent of approximately 129,000 simultaneous voice conversations.

     The Company has already completed construction of approximately 295 route miles, or approximately 19,500 fiber miles, of the NEON system as of June 30, 1998, and currently operates fiber optic routes from Hartford, Connecticut to Springfield, Massachusetts and from Nashua, New Hampshire to Portland, Maine. The Company is currently engineering, constructing or acquiring additional routes in New York, Connecticut, Massachusetts, Rhode Island and New Hampshire to create a continuous fiber optic link between New York City and Portland, Maine with access into and around Boston, Massachusetts and numerous other major service areas in the Northeast. These additional routes are expected to be substantially completed in 1998 and will add approximately 500 route miles, or approximately 23,300 fiber miles, to the NEON system. The Company is also planning to complete further expansion routes in 1999 into and around New York City and other metropolitan areas along the NEON system. The completion of routes currently planned will enable the NEON system to connect more than 540 cities and towns in six states and pass more than 200 points-of-presence ("POPs"), tandem switches and central offices, which the Company believes serve over 18 million people and over 470,000 businesses.

     Commencing in September 1994, the Company entered into a series of ROW agreements (the "NU Agreements") with the three principal operating subsidiaries of Northeast Utilities ("NU"), the largest electric utility service provider in New England, serving over 1.7 million customers in Connecticut, Massachusetts and New Hampshire, to build fiber optic facilities utilizing NU's transmission and distribution infrastructure, including utility towers, poles, underground ducts and urban conduit systems. In January 1997, the Company entered into a similar ROW agreement (the "CMP Agreement") with Central Maine Power Company ("CMP"), the largest electric utility service provider in Maine, serving over 500,000 customers, to build fiber optic facilities utilizing CMP's transmission and distribution infrastructure. NU and CMP have also financed substantially all of the construction and operations of the NEON system to date and currently beneficially own (prior to the sale of shares in the Equity Offering) 41.4% and 53.5%, respectively, of the Company's capital stock. In July 1998, the Company entered into agreements with NEES Communications, Inc., a subsidiary of New England Electric System, and BecoCom, Inc., a subsidiary of Boston Edison Company, to extend the NEON system from Hudson, New Hampshire to Boston, Massachusetts terminating at the Company's POP and Company-targeted carrier centers.


     The Company has pursued a strategy of establishing relationships with electric utilities and building the NEON system utilizing primarily electric utility ROWs. The Company believes that the use of such ROWs provides significant advantages, including: (i) inter-city routes and potentially ubiquitous intra-city coverage in the local electric utility's urban service territory, including throughout downtown areas and directly to buildings, (ii) use of existing electric transmission infrastructures, including towers, poles, ducts and conduits, to achieve faster, less costly installation, (iii) generally more secure and reliable routes than other traditional ROWs, (iv) desirable geographically diverse fiber optic routes for communications carriers and (v) establishment of an extensive ROW network through negotiation with relatively few parties, rather than with numerous parties such as municipalities, transit authorities and governmental agencies.


     The Company intends to target communications carriers as customers, rather than end-users of telecommunications services. The Company believes that this strategy allows it to: (i) maximize the Company's opportunities to sell its capacity regardless of the end-user's selection of a retail provider, (ii) avoid the significant initial and ongoing investment required in selling, marketing and providing services to end-users, (iii) attract carrier customers that may be reluctant to contract with a direct competitor, (iv) generate revenues quickly from carriers that are easily identifiable and require large amounts of fiber optic capacity, and (v) lock in relatively secure long-term revenue streams from customers that are generally more creditworthy than end-users and are likely to make long-term capital commitments prior to completion of construction. Carrier customers typically lease fiber optic capacity under multi-year contracts with which they enhance or constitute their own communications networks as a cost-effective alternative to constructing their own infrastructure or purchasing measured services from other carriers with whom they may compete. Carriers targeted by the Company include a broad range of communications companies such as incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), long distance companies/interexchange carriers ("IXCs"), paging, cellular and PCS companies, cable television companies and Internet service providers ("ISPs"). Currently, the Company has contracts with Brooks Fiber Properties, Inc. ("Brooks Fiber") (now owned by WorldCom, Inc. ("WorldCom")), Teleport Communications Group Inc. ("Teleport") (expected to be acquired by AT&T Corp. ("AT&T")), MCI Communications Corporation ("MCI") (expected to be acquired by WorldCom), Sprint Corporation ("Sprint") and Global NAPs, Inc., a regional ISP.


     The Company intends to offer its carrier customers leases of both dark fiber (fiber optic transmission lines leased without optronics equipment installed by the Company) and lit fiber (fixed amounts of capacity, such as DS-3, OC-3, OC-12, OC-48 and higher, on fiber optic transmission lines that use the Company's optronics equipment) at fixed-cost pricing and over multi-year lease terms. The Company intends to lease approximately one-third of the available fibers in the NEON system as dark fiber and one-third as lit fiber. In addition, the Company plans to reserve approximately one-third of its available fibers for future services that the Company may provide to capitalize on future technological advances or changes that the Company expects to occur in the communications industry.


History of the Company

     The Company was incorporated in 1989 in Massachusetts under the name "FiveCom, Inc." to develop fiber-optic networks in secondary and tertiary markets in the Northeast. Prior to 1994, the Company was the managing general partner of a venture which built a competitive access provider ("CAP") network in Springfield, Massachusetts and also built several small private networks in eastern Massachusetts. In February 1994, the Company sold its interest in the Springfield network to Brooks Fiber. Following this sale, the Company expanded its business strategy to include intra-LATA and long distance facilities using electric utility ROWs and changed its focus to target carrier customers rather than end-users. Commencing in September 1994, the Company entered into the NU Agreements, pursuant to which the Company obtained ROWs in the service territories of NU and its subsidiaries. In 1996, the Company raised approximately $16.7 million from private placements of equity securities to MaineCom Services ("MaineCom"), an affiliate of CMP, and Mode 1 Communications, Inc. ("Mode 1"), an affiliate of NU. In January 1997, the Company entered into the CMP Agreement, under which the Company obtained ROWs in CMP's service territory, and raised an additional

$2.6 million from CMP and other investors in a private equity financing. In 1998, the Company was reincorporated in Delaware under the name "NorthEast Optic Network, Inc." See "Business--Reorganization."


Market Opportunity

     The Company believes that there is a significant demand for high-bandwidth communications services and a limited supply of technologically advanced dark and lit fiber optic facilities in the Northeast. The Company believes the needs of communications carriers for advanced, high-bandwidth voice, data and video transmission capacity will increase over the next several years due to various factors, including: (i) rapid growth of communications traffic; (ii) capacity required by new entrants to the telecommunications market; (iii) the need for redundant routing and geographic diversity of ROWs to provide reliability in the event of equipment failure, fiber line break or other outage; (iv) the need to upgrade older communications networks; (v) accommodation of multimedia (voice, data and video) and other potential high-bandwidth applications; and (vi) communications carriers' desire for low-cost local and regional transport.



Business Strategy

     The Company's objective is to become the preferred facilities-based provider of fiber optic network capacity in the Northeast. The following are the key elements of the Company's strategy to achieve this objective:

   [bullet] Leverage Electric Utility ROWs. The Company is pursuing a strategy of building the NEON system utilizing primarily electric utility ROWs, which the Company believes provide significant competitive advantages, including potential connectivity to virtually any building in the utilities' urban service areas covered by the NEON system, faster and less costly installation on existing infrastructure and geographic diversity from traditional ROWs.

   [bullet] Target Carrier Customers. The Company intends to target communications carriers as customers, rather than end-users of telecommunications services, which the Company believes will allow it to maximize its opportunities to sell its capacity regardless of the end-user's selection of a retail provider, avoid the significant initial and ongoing investment required to attract and retain numerous retail customers and generate revenues quickly from carrier customers, which require large amounts of fiber optic capacity and are more likely to make long-term capital commitments prior to completion of construction.

   [bullet] Reduce Construction and Operating Costs. The Company is reducing its construction and operating costs by using primarily pre-existing electric utility transmission and distribution infrastructure, including towers, poles, ducts and conduits, in the construction of the NEON system, installing high fiber count cable and utilizing high quality, advanced fiber optic technology in the NEON system.

   [bullet] Establish a Reliable, Technologically Advanced Network. The Company is constructing the NEON system utilizing bi-directional, self-healing SONET ring architecture on primarily electric utility ROWs, which allow for enhanced physical security and geographic diversity. The Company plans to use what the Company believes to be the highest quality fiber optic cable and optronics available which enable the highest commercially available transmission capacity (OC-192) and data integrity level (10(-15) Bit Error Rate).

   [bullet] Focus on High Demand Northeast Market. The Company believes that the
            Northeast market has one of the highest population densities and concentrations of businesses, universities, phone lines, personal computers and television sets in the country and is a region characterized by significant and growing demand for reliable broadband communications infrastructure.

   [bullet] Capitalize on Management Experience. The Company's management team includes individuals with significant experience in the telecommunications and utility industries which will be important in the build-out and management of the NEON system. Victor Colantonio, the Chairman of the Company and its founder and President, has 25 years of experience in the telecommunications industry. Richard Crabtree, the Chairman of the Board and Chief Executive Officer of the Company, has 27 years of public utility company experience, including serving as Chief Financial Officer to CMP. Other senior executives of the Company also have extensive experience in the telecommunications industry.

   [bullet] Leverage Utility Relationships. The Company believes that its electric utility relationships enhance the Company's credibility with large carrier customers and create opportunities to establish relationships with other electric utility companies. In addition, through its utility relationships, the Company has outsourced substantially all of its engineering, design, routine maintenance and construction supervision requirements, thereby building on the utilities' significant resources and experience in the engineering and construction of large transmission and distribution networks.

                                ----------------

     The Company's principal executive offices are located at 391 Totten Pond Road, Suite 401, Waltham, Massachusetts, and its telephone number is (781) 890-6868.

                                The Equity Offering

Common Stock offered:
 By the Company ......................   4,000,000 shares
 By the Selling Stockholders .........     500,000 shares
                                         ---------
  Total ..............................   4,500,000 shares (1)
                                         =========
Common Stock to be outstanding after
 the Equity Offering .................   16,062,735 shares (1)(2)
Concurrent Debt Offering .............   Concurrently with the Equity Offering, the Company is offering
                                         $180.0 million aggregate principal amount of its 123/4% Senior
                                         Notes Due 2008 (the "Notes") by a separate prospectus. The closing of each Offering is conditioned on the closing of the other Offering, which conditions may not be waived. See
                                         "Description of Certain Indebtedness."
Use of Proceeds ......................   The net proceeds to the Company from the Offerings will be used to purchase U.S. government obligations in order to
                                         provide for payment in full of the first seven scheduled interest payments on the Notes (as defined), for capital expenditures associated with the continued construction and expansion of the
                                         NEON system, to repay outstanding debt and for working
                                         capital, including payment of certain bonuses, and other general corporate purposes. See "Use of Proceeds." The Company will not receive any proceeds from the sale by the Selling
                                         Stockholders of Common Stock in the Equity Offering.
Dividend Policy ......................   The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The terms of the
                                         Notes will restrict the Company's ability to pay cash dividends on its Common Stock.
NNM symbol ...........................   NOPT

---------------------
(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Based on shares outstanding as of March 31, 1998 after giving effect to the Reorganization, the Stock Split and the Preferred Stock Conversion. Excludes
    (i) 3,600 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1998 with an exercise price of $0.10 per share,
    (ii) 2,436,105 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Incentive Plan, of which 1,705,242 will be subject to outstanding options upon consummation of the Equity Offering, and (iii) 174,367 shares of Common Stock issuable upon the exercise of warrants outstanding as of March 31, 1998 with a weighted average exercise price of $1.92 per share.


                                  Risk Factors

     An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the risk factors and other information set forth in this Prospectus before making an investment in the Common Stock offered hereby. See "Risk Factors."

                      Summary Consolidated Financial Data

     The summary consolidated financial data presented below for each of the years in the three-year period ended December 31, 1997 and as of December 31, 1997 have been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The summary consolidated financial data for each of the three-month periods ended March 31, 1997 and 1998 and as of March 31, 1998 have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the Consolidated Financial Statements of the Company and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods and as of such dates. The results for the three months ended March 31, 1998 are not necessarily indicative of the operating results to be expected for the entire year. The operations data provided below for the year ended December 31, 1997 and the three-months ended March 31, 1998 are also presented on a pro forma basis to give effect to the Reorganization as if it had occurred on January 1, 1997. The balance sheet data presented below as of March 31, 1998 are also presented on a pro forma basis to give effect to the Reorganization and on a pro forma as adjusted basis to give effect to the Offerings and the application of the estimated net proceeds therefrom and to the Reorganization.

                                                 Year Ended December 31,
                              -------------------------------------------------------------
                                                                               Pro Forma
                                   1995           1996          1997(1)         1997(3)
                              ------------- --------------- --------------- ---------------
Statement of Operations Data:
Revenues                      $ 42,598      $   13,773      $  394,704      $  394,704
Operating expenses             487,159       1,185,595        2,693,03       4,219,316
                              --------      ----------      ----------      ----------
Loss from operations          (444,561)     (1,171,822)     (2,298,333)     (3,824,612)
Interest income (expense),
 net                           (42,401)        125,838          (2,893)         (2,893)
Minority interest(2)                --         353,222       1,080,200              --
Provision for (benefit from)
 income taxes                       --          16,000        (261,000)       (261,000)
                              --------      ----------      ----------      ----------
Net loss                      (486,962)       (708,762)       (960,026)     (3,566,505)
Basic and diluted loss per
 share                           (1.71)          (2.49)          (3.37)         (12.52)
Basic and diluted weighted
 average shares outstanding    284,578         284,735         284,828         284,828



                                     Three Months Ended March 31,
                              -------------------------------------------
                                                             Pro Forma
                                   1997        1998(1)        1998(3)
                              ------------- ------------- ---------------
Statement of Operations Data:
Revenues                      $     --      $151,363      $  151,363
Operating expenses             345,620       774,521       1,156,091
                              --------      --------      ----------
Loss from operations          (345,620)     (623,158)     (1,004,728)
Interest income (expense),
 net                            56,638       (61,494)        (61,494)
Minority interest(2)           137,620       314,498              --
Provision for (benefit from)
 income taxes                  (33,000)      (77,000)        (77,000)
                              --------      --------      ----------
Net loss                      (118,362)     (293,154)       (989,222)
Basic and diluted loss per
 share                           (0.42)        (1.03)          (3.47)
Basic and diluted weighted
 average shares outstanding    284,828       284,828         284,828


                                                                 As of March 31, 1998
                                                 -----------------------------------------------------
                                                                                          Pro Forma
                                                      Actual          Pro Forma(3)      As Adjusted(4)
                                                 ----------------   ----------------   ---------------
Balance Sheet Data:
Working capital                                    $ (5,500,383)      $ (5,500,383)     $137,404,279
Total assets                                         26,183,672         71,972,038       289,032,328
Note payable to related party                         3,975,000          3,975,000                --
Long-term debt, including current maturities          1,987,577          1,987,577       180,437,042
Total liabilities                                    11,605,478         11,605,478       186,079,943
Minority interest(2)                                  5,024,288                 --                --
CMP Warrant                                             532,836                 --                --
Stockholders' equity                                  9,021,070         60,366,560       102,952,385


                                                                                                  Three Months Ended
                                                      Year Ended December 31,                         March 31,
                                         ------------------------------------------------- --------------------------------
                                               1995             1996           1997(1)           1997           1998(1)
                                         ---------------- --------------- ---------------- ---------------- ---------------
Other Financial Data:
 Cash provided by (used in)
   operating activities ................   $  (413,196)     $    37,460     $  (553,427)     $(1,027,065)     $   657,881
 Cash used in investing activities .....    (4,619,702)      (6,738,898)     (8,798,251)      (4,037,187)      (3,540,475)
 Cash provided by financing
   activities ..........................     4,943,300       11,565,481       5,585,205        3,657,456        3,016,396
 Net increase (decrease) in cash and
   cash equivalents ....................       (89,598)       4,864,043      (3,766,473)      (1,406,796)         133,802
 EBITDA(5) .............................      (420,386)        (794,432)       (665,271)        (178,121)          (6,647)
 Capital expenditures ..................     4,596,901        6,711,082       5,609,459        3,978,512        3,297,062
 Ratio of deficiency to fixed
   charges(6) ..........................         (2.54)x          (4.50)x        (10.11)x          (9.46)x          (7.53)x

---------------------
(See footnotes on the following page)

(1) If the Reorganization had occurred as of January 1, 1997, the pro forma impact on the Company's Statement of Operations for the year ended December 31, 1997 would reflect depreciation and amortization of $2,079,141, a net loss of $3,566,505 and a loss per share of $12.52, after giving effect to the Stock Split. The pro forma impact on the Company's Statement of Operations for the quarter ended March 31, 1998 would reflect depreciation and amortization of $683,583, a net loss of $989,222 and a loss per share of $3.47, after giving effect to the Stock Split.

(2) Minority interest consists of the interests of members other than CMP in FiveCom LLC, NECOM LLC and FiveCom of Maine LLC. See
    "Business--Reorganization." Changes in minority interest reflect such other members' capital adjusted by their portion of the net loss.

(3) Pro forma to give effect to the Reorganization. In connection with the Reorganization, the Company recorded an intangible asset to reflect the Company's acquisition of NU's minority interest in a subsidiary (NECOM LLC), in accordance with AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN-39). If the intangible asset were recorded at January 1, 1997, the amount recorded would be $45,788,366.

(4) Pro forma as adjusted to give effect to (i) the Offerings and the application of the estimated net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by the Company, and the write-off of unamortized financing costs associated with debt extinguished and (ii) the Reorganization. See Notes 1 and 3 above.

(5) EBITDA is defined herein as net loss before interest income (expense), net, loan commitment fees, provision for (benefit from) income taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare a company's operating performance and to determine a company's ability to incur and service debt. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(6) For purposes of calculating the ratio of earnings (deficiency) to fixed charges: (i) earnings consist of loss before income tax benefit, plus fixed charges, excluding capitalized interest, and (ii) fixed charges consist of interest expense and capitalized interest, plus amortization of deferred financing costs. For the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, the Company's earnings were insufficient to cover fixed charges by approximately $601,400, $1,474,524, $3,432,869, $416,419 and $995,487, respectively. For the year ended December 31, 1997 and for the three months ended March 31, 1998, on a pro forma as adjusted basis the Company's earnings would have been insufficient to cover fixed charges by approximately $23,689,337 and $6,757,318, respectively.

                                 RISK FACTORS


     In addition to the other information contained in this Prospectus, the following factors should be carefully considered by prospective investors when evaluating an investment in the securities offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. The cautionary statements contained in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.


Limited History of Operations; Negative Cash Flow

     Although the Company has conducted business since 1989, the Company's current business has only a very limited history. As a facilities-based provider of fiber optic transmission capacity, the Company is a development stage company in the process of constructing the NEON system throughout the Northeast. Although limited portions of the NEON system are currently operational, those portions represent less than 23% of the route miles and 21% of the fiber miles of the NEON system as currently planned, and until the NEON system is substantially completed, the Company does not expect to begin to realize any substantial revenues. See "--Risks Associated with Completing the NEON System." Prospective investors, therefore, have no meaningful historical operating or financial information about the Company's current business upon which to base an evaluation of the Company's performance or their investment in the securities offered hereby. The Company does not expect to achieve substantial completion of the NEON system as currently planned until the end of 1999. The Company has incurred net losses from inception. Such losses were approximately $487,000, $709,000, $960,000 and $293,000 for the years ended December 31, 1995, 1996 and
1997 and the three months ended March 31, 1998, respectively. The Company's future operating results will fluctuate annually and quarterly due to several factors, some of which are outside the control of the Company. These factors include the cost of construction of the NEON system (including any unanticipated costs associated therewith), the availability of ROWs, the cost and timely availability of equipment and construction contractors, pricing strategies for its services, changes in the regulatory environment, changes in telecommunications technology and changes in general and local economic conditions. In addition, the extent of the demand for the Company's services cannot be estimated with any degree of certainty. See "--Risks Associated with Implementing the Company's Strategy."

     In addition, the development of the Company's business, the completion of the NEON system and the development of the Company's services and customer base will require significant expenditures, most of which will need to be made before the Company is able to offer services over substantially all of the NEON system. These expenditures, together with associated operating expenses, will adversely impact cash flow and profitability until an adequate customer base is established. To date, the Company has expended substantial amounts on construction of the NEON system. Such cash expenditures have been funded by proceeds from the Company's financing activities. Accordingly, the Company has generated negative cash flow. Moreover, the Company expects to continue generating negative cash flow from operations through at least 2000. There can be no assurance that the Company will not need to obtain additional capital to complete the NEON system.

     As a result of the foregoing factors, there can be no assurance that the Company will generate significant revenues, achieve or sustain profitability or generate positive cash flow from operating activities in the future. If the Company cannot generate significant revenues, achieve and sustain profitability or generate positive cash flow from operating activities in the future, it will not be able to make principal and interest payments with respect to its indebtedness (including the Notes) or meet its other debt service or working capital requirements, and the securities offered hereby would have little or no value.


Risks Associated with Completing the NEON System

     The Company's ability to achieve its strategic objectives will depend in large part upon the successful, timely and cost-effective completion of the NEON system. Factors that could affect such completion include, among other things,
(i) obtaining adequate ROWs on acceptable terms in and between major cities in the Northeast not covered by utility ROWs currently available to the Company,
(ii) obtaining required governmental permits and certifications where necessary and (iii) delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner. No assurance can be given that the Company will be able to complete the NEON system or achieve completion on time or within the anticipated budget.

     In order to complete the NEON system, the Company must obtain additional rights-of-way and other permits to install fiber optic cables from third parties, including electric utilities, transit authorities and others. The Company has not yet obtained the necessary ROWs to expand the NEON system to encompass the planned New York local loop. The Company may be required to pay cash or provide in-kind facilities for these ROWs or other ROWs to accommodate extensions to the NEON system. In negotiating the terms for its ROWs, the Company has sought, and expects to continue to seek, waivers or deferrals of right-of-way fees while the NEON system is being constructed. For instance, under its agreements with NU, the Company has, among other terms, agreed to pay to NU mileage-based annual fees beginning in 2004 and a percentage of the gross revenues of the Company generated over the ROWs granted by NU upon achieving certain revenue levels. In addition, the Company has agreed to set aside for NU's use a portion of the fibers along the ROWs granted by NU. Under its agreements with CMP, the Company has agreed to pay CMP an annual fee beginning, with regard to any particular route segment, in the first calendar year following the installation date for such route segment, and the Company has agreed to set aside certain fibers along the CMP ROWs for CMP's use. Although the Company believes that its strategy of utilizing such ROWs, primarily from electric utilities, will help to minimize the costs of acquiring ROWs for telecommunications purposes, the Company is unable to predict with certainty the cost of obtaining necessary ROWs, and there can be no assurance that it will be able to obtain such ROWs on acceptable terms, if at all. If the Company is unable to reach agreement on terms acceptable to the Company for the planned completion of the NEON system, then such failure may prevent the completion of the NEON system as currently planned by the Company, and such a result would have a material adverse effect on the Company's business, financial condition and results of operation. In addition, if CMP or NU or any other entity with whom the Company has an agreement seeks bankruptcy or other protection from its creditors, the Company's ability to exercise rights to obtain route extensions or other rights under its agreement with such entity may be adversely affected. See "Business--Right-of-Way Agreements."

     The Company expects that it will require a substantial amount of capital to complete the build-out of the NEON system as currently planned. The Company currently estimates that its capital expenditure requirements for 1998 and 1999 will be approximately $54.0 million in each year. Additional funds will be required to fund operating losses during these periods. The Company believes that it will have sufficient capital to fund the build-out of the NEON system as currently planned and its other working capital needs, contingent upon completion of the Offerings. In the event that the proceeds of the Offerings are less than anticipated or are otherwise insufficient to meet its capital expenditure and other capital requirements, the Company would be required to obtain funding from other sources to complete the construction of the NEON system and to fund operating losses. Sources of funding may include vendor financing, public offerings or private placements of equity and/or debt securities, strategic customer alliances, and bank loans. However, there can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures or revisions to the Company's business strategy. Any of these events would impair the Company's ability to meet its debt service requirements and would have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Risks Associated with Implementing the Company's Strategy

     The Company's ability to implement its business strategy is dependent upon the Company's ability to secure a market for its leased dark and lit fiber optic capacity and obtain service contracts with communications carriers.

     The Company's ability to attract and retain customers is crucial to the Company's success. Many of the Company's targeted customers are companies that may also be the Company's potential competitors. If the Company's services are not satisfactory or cost competitive, the Company's potential customers may elect to develop other alternatives in the Company's markets. The Company has incurred and will continue to incur significant operating expenses and has made and will continue to make significant capital investments, in each case based upon certain expectations as to the anticipated customer demand for the Company's services in its markets. Accordingly, the failure of the Company to attract and retain sufficient communications carriers for its services would materially and adversely affect the Company's business, financial condition and results of operations.

     The Company's business strategy assumes that its current and future service revenues will come from a limited number of communications carriers. Therefore, dissatisfaction with the Company's services by a relatively few number of customers could have a material adverse effect on the Company's business, financial condition and results of operations. Revenues through the second quarter of 1997 consisted primarily of service fees from MCI. For the year ended December 31, 1997, the Company's two largest customers, MCI and Cellular One Group, accounted for 69% and 10% of total revenues, respectively, and for the three months ended March 31, 1998, the Company's two largest customers, MCI and Teleport, accounted for 76% and 10% of total revenues, respectively. The Company is aware that certain IXCs are constructing or considering constructing new networks, or buying companies with local networks, which could reduce their need for the Company's services. See "--Competition." Accordingly, there can be no assurance that any of the Company's customers or potential customers will use or increase their use of the Company's services, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Implementation of the Company's business strategy also will require substantial growth in the Company's management staff, support systems and other operations and may be affected by factors such as: (i) the availability of financing and regulatory approvals; (ii) the existence of strategic alliances or relationships; (iii) technological, regulatory or other developments in the Company's business; (iv) changes in the competitive climate in which the Company operates; and (v) the emergence of future opportunities.


Risks Associated with Contractual Rights-of-Way

     The construction and operation of the NEON system by the Company is dependent upon indefeasible rights of use ("IRUs") granted to the Company in ROWs and in fiber optic filaments. IRUs, which are created by contract, have been used extensively in the telecommunications industry. Although IRUs confer upon the holder certain indicia of ownership, legal title and the right to control the ROW or the fiber optic filaments, as the case may be, remain in the hands of the grantor. Therefore, while IRUs might be construed as conferring a significant equitable right in the ROW or the fiber optic filaments, as the case may be, the legal status of IRUs remains uncertain, and there can be no assurance that a trustee in bankruptcy would not void an IRU in the event of the bankruptcy of the grantor of such IRU. In addition, the IRUs granted by CMP and the NU companies are subject to pre-existing, system-wide mortgages used to secure utility bonds issued by those companies. The Company has sought acknowledgments from the NU companies' indenture trustees that the Company's rights under the NU Agreements would be recognized in the event of the foreclosure of the related mortgage. Such agreements have been obtained from the indenture trustees for The Connecticut Light and Power Company and Western Massachusetts Electric Company, and negotiations are ongoing with the indenture trustee of Public Service Company of New Hampshire ("PSNH"). If such an agreement is not obtained from PSNH's indenture trustee, a default by PSNH under its mortgage that resulted in the foreclosure of the mortgage could result in the Company losing its rights under the NU Agreements in the State of New Hampshire. The Company has not sought such acknowledgments from CMP's indenture trustees because, unlike in the NU Agreements, in the CMP Agreement the Company is not entitled to such acknowledgments. A default by CMP under its mortgage that resulted in the foreclosure of the mortgage could result in the Company losing its rights under the CMP Agreement.

     The Company's IRUs are derivative of the grantor's interest in the real property on which the NEON system is located. To the extent that the grantor has a limited easement in such property, the IRUs granted to the Company may be alleged to be insufficient for the Company's uses. Certain landowners have asserted claims against the Company on this basis, and, to date, in one such case, rather than electing to contest the landowner's interpretation of the scope of the easement, the Company has made a payment to such landowner to acquire a ROW meeting the Company's requirements. The Company believes that the easements granted by a substantial number of landowners to grantors of the Company's IRUs are similar in scope to those with respect to which claims have been asserted, and there can be no assurance that additional claims will not be made in the future. Although litigation has not commenced in connection with any of these claims, there can be no assurance that litigation will not commence in the future. In the event that a substantial number of landowners makes similar claims in the future and the Company is required to compensate such landowners for the use of their property for the NEON system or seek alternative routes for portions of the NEON system so affected, the Company's business, financial condition and results of operations would be materially adversely affected.

     The NU Agreements and the CMP Agreement contain provisions which acknowledge the right of NU and CMP, respectively, to make the provision of electrical services to their own customers their top priority; NU and CMP are required only to exercise "reasonable care" with respect to the Company's facilities and are otherwise free to take whatever actions they deem appropriate with respect to ensuring or restoring service to their electricity customers, any of which actions could impair the operation of the NEON system. In addition, certain of the Company's construction efforts are constrained by the ability of NU and CMP to de-energize segments of their transmission and distribution facilities in order to permit construction crews to work safely. The Company has experienced construction delays in the past as a result of the inability to timely de-energize certain segments and may experience such delays in the future.

     The NU Agreements may be terminated under certain circumstances, including the Company's failure to complete NUNet (as defined below under "Business--NU Agreements") by September 1999, to maintain all necessary government permits, licenses, franchises and approvals or its failure to pay amounts when due. In addition, the CMP Agreement may be terminated by CMP under certain circumstances, including the Company's failure to pay fees provided therein. The termination of either the NU Agreements or the CMP Agreement would result in the Company's loss of its ROWs under such agreements and would have a material adverse effect on the Company's business, financial condition and results of operations.

     Some of the agreements that the Company enters into to construct, operate and install the NEON system may be nonexclusive, short-term or revocable at will, and there can be no assurance that the Company will have continued access to existing rights-of-way after their expiration or termination. If any of these agreements were terminated as a result of among other things a default by the Company of its obligations thereunder including failure to maintain any necessary governmental approvals or could not be renewed on commercially reasonable terms and the Company lost its rights in the fiber optic cable or abandoned portions of its NEON system, such actions would impair the operation of the NEON system. See "Business--Right-of-Way Agreements."


Competition

     The telecommunications industry is highly competitive. The Company faces substantial competition from ILECs, which currently dominate their local telecommunications markets, and CLECs, most of which have greater financial and other resources than the Company. In addition to ILECs and CLECs, potential competitors capable of offering services similar to those offered by the Company include IXCs, other facilities-based communications service providers, cable television companies, electric utilities, microwave carriers, satellite carriers, wireless telephone system operators and end-users with private communications networks. There can be no assurance that such entities will not compete with the Company or that such competition would not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

     The Company is currently aware of communications carriers that own or lease fiber optic networks in New England (such as AT&T, MCI, Sprint, Bell Atlantic, SNET, WorldCom and Teleport) and of other carriers (such as IXC Communications, Qwest Communications International, Metromedia Fiber Network, Level 3 Communications and RCN) who are planning to own or lease additional networks which, if constructed, may employ advanced technology comparable to that of the NEON system.

     NU and CMP each own or have an IRU in certain fibers in the cable that includes the NEON system, which permit NU and CMP to compete directly with the Company in the future if they are not using these fibers for their own corporate requirements. See "Business--Right-of-Way Agreements." In addition the Company's ROWs are nonexclusive in that other service providers (including the utilities themselves) could install competing networks using the same ROWs.


     In the future, the Company may be subject to more intense competition due to the development of new technologies, an increased supply of domestic and international transmission capacity, the consolidation in the industry among local and long distance service providers and the effects of deregulation resulting from the Telecommunications Act of 1996. The introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by the Company. The Company cannot predict which of many possible future product and service offerings will be crucial to maintain its competitive position or what expenditures will be required to develop profitably and provide such products and services.


Regulatory Risks

     Regulation of the telecommunications industry is changing rapidly. Existing and future federal, state and local governmental regulations will greatly influence the viability of the Company. Consequently, undesirable regulatory changes could adversely affect the Company's business, financial conditions and results of operations. For instance, while the Company does not believe that its fiber offerings, as proposed, are subject to common carrier regulation by the Federal Communications Commission ("FCC") or under the common carrier provisions of the Communications Act of 1934, as amended (the "Communications Act"), except with respect to its provision of telecommunications services on a common carrier basis offered through its subsidiaries in New York and Connecticut, the Company cannot predict the future regulatory status of its business. The FCC has recognized a class of private, non-common carriers whose practice it is to make individualized decisions on what terms and with whom to deal. These carriers may be subject to FCC jurisdiction but are not currently extensively regulated. Such private carriers include entities providing "telecommunications" for a fee as defined in the 1996 Act, which may include certain of the Company's offerings. In the event that the Company becomes subject to the FCC's jurisdiction, it will be required to comply with a number of regulatory requirements, including, but not limited to rate regulation, reporting requirements, special payments, including universal service assessments and access charges, and required service offerings. Compliance with these regulatory requirements may impose substantial administrative burdens on the Company. In addition, ILECs, CLECs and IXCs are subject to various federal telecommunications laws. Accordingly, changes in federal telecommunications law may affect the Company's business by virtue of the inter-relationships that exist among the Company and many of these regulated telecommunications entities. It is difficult for the Company to forecast at this time how these changes will affect the Company in light of the complex interrelationships that exist in the industry and the different levels of regulation.

     The Company is subject to state regulation, which can vary substantially from state to state. The Company's subsidiaries in New York and Connecticut have petitioned to provide telecommunications services on a certificated common carrier basis. Therefore, such subsidiaries may be subject to the obligations that applicable law places on all similarly certificated common carriers as described above and elsewhere in this Prospectus, including: the filing of tariffs, state regulation of certain service offerings and pricing, requirements for interconnection with and resale to other carriers, payment of regulatory fees and assessments, and reporting requirements. See "Business--Regulation." At present, the Company does not anticipate that the costs of compliance with these regulatory requirements, or any of the regulatory requirements of other states to which it might become subject, will have a material adverse effect on its operations, and expects its direct competitors to be subject to similar regulatory requirements to the extent they operate within these states. In some jurisdictions, the Company's pricing flexibility for intrastate services may be limited because of regulation, although the Company's direct competitors are expected to be subject to similar restrictions.

     For a more detailed discussion of the regulatory environment in which the Company conducts its business, see "Business--Regulation."


Dependence on Third-Party Contractors

     The Company has contracted to NU and CMP substantially all of the engineering, routine maintenance and construction supervision activities associated with the construction of that portion of the NEON system located on NU and CMP properties and the Company has contracted to various third party contractors, as well as CMP, the construction of the NEON system. As a result, the Company may have less control over the timeliness and quality of the work performed by such parties than if such work were to be performed by the Company's own employees. The failure of NU, CMP or such contractors to complete these activities in a timely manner, within anticipated budgets and in accordance with the Company's quality standards and performance criteria, could have a material adverse effect upon the Company's business, financial condition and results of operations. In addition, as a result of their activities on behalf of the Company, NU, CMP and such contractors may from time to time have access to certain proprietary information about the Company. The Company's agreements with NU, CMP and such contractors include provisions protecting the confidentiality of such proprietary information.


Rapid Technological Changes

     The telecommunications industry is subject to rapid and significant changes in technology. For instance, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber, and the introduction of new products or emergence of new technologies may reduce the cost or increase the supply of certain services similar to those provided by the Company. While the Company believes that, for the foreseeable future, technological changes will neither materially affect the continued use of fiber optic cable nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's operations cannot be predicted and could have a material adverse effect on the Company's business, financial condition and results of operations.


Dependence on Suppliers

     The Company is dependent upon third-party suppliers for a number of components and parts used in the NEON system. In particular, the Company purchases cable that includes fiber optic glass manufactured by Lucent Technologies, Inc. ("Lucent"). The Company believes that there are alternative suppliers or alternative components for all of the components contained in the NEON system. However, any delay or extended interruption in the supply of any of the key components, changes in the pricing arrangements with its suppliers and manufacturers or delay in transitioning a replacement supplier's product into the NEON system could disrupt the Company's operations and, if such disruption continued for an extended period of time, have a material adverse effect on the Company's business, financial condition and results of operations.


Risk of Continued Decline in Prices

     Although the Company believes that, in the last several years, increasing demand for fiber optic transmission capacity has resulted in a shortage of capacity and slowed a decline in prices, the Company anticipates that prices for its services to carriers specifically, and interstate services in general, will continue to decline over the next several years due primarily to (i) price competition as various network providers continue to install networks that compete with the NEON system, (ii) technological advances that permit substantial increases in the transmission capacity of both new and existing fiber and (iii) strategic alliances or similar transactions, such as long distance capacity purchasing alliances among certain ILECs, that increase customer purchasing power. Such price decreases, without offsetting decreases in the Company's cost of services or increases in demand for the Company's services, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Limited Nature of Company's Services

     The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic communications infrastructure, and does not control whether a customer uses such bandwidth for voice, data or video signals. The Company is not currently engaged in the transmission of voice, data or video services and does not provide switched voice and data services. Accordingly, at the present time, the Company, unlike some telecommunications companies, receives no revenues from providing such services, and instead derives and expects to continue to derive substantially all of its revenues from the leasing of fiber optic capacity to its customers, many of whom transmit voice, data or video information or provide switched voice and data services. The limited nature of the Company's current services could limit potential revenues and result in the Company having lower revenues than competitors which provide a wider array of services. See "Business--Customers" and "--Competition."

Dependence Upon Network Infrastructure; Risk of System Failure

     The Company's success in marketing its services to its customers requires that the Company provide competitive reliability, capacity and security via its network. The Company's network and the infrastructures upon which it depends are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond the control of the Company that may cause interruptions in service or reduced capacity for customers, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's agreements with its customers typically provide for the payment of outage related credits (a predetermined reduction or offset against the Company's lease rate when a customer's leased facility is non-operational or otherwise does not meet certain operating parameters) or damages in the event of a disruption in service, which credits or damages could be substantial and could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Key Personnel

     The Company's future performance will depend to a significant extent upon the efforts and abilities of its senior executives. The loss of service of one or more of these persons could have an adverse effect on the Company's business. There can be no assurance that the Company will be able to attract and retain qualified executives to achieve its business objectives. See "Management."


High Leverage; Ability to Service Indebtedness

     Upon completion of the Offerings, the Company will be highly leveraged. As of March 31, 1998, after giving effect to the Offerings and the application of the estimated net proceeds therefrom, the Company would have had outstanding approximately $180.4 million of indebtedness (consisting of the Notes and $437,042 of other indebtedness) and the Company's ratio of total debt to total capitalization would have been 63.67%.

     The Company's high degree of leverage could have adverse consequences to the holders of the Company's securities. Such consequences may include, among other things: (i) commencing on August 15, 2002, a substantial portion of the Company's cash flow will be dedicated to the payment of the Company's interest expense with respect to the Notes and such cash flow may be insufficient to meet its payment obligations on the Notes in addition to paying other obligations of the Company as they become due; (ii) the Company's ability to obtain any necessary financing in the future for completion of the NEON system or other purposes may be impaired; (iii) certain of the future borrowings by the Company may be at variable rates of interest that could cause the Company to be vulnerable to increases in interest rates; (iv) the Company may be more leveraged than its competitors, which may place the Company at a competitive disadvantage; and (v) the Company may be vulnerable to a downturn in its business or the economy generally or to delays in or increases in the cost of constructing the NEON system.

     For the year ended December 31, 1997 and the three months ended March 31, 1998, after giving effect to the Debt Offering (as if it had occurred at the beginning of the periods) and the application of the net proceeds therefrom, the Company's earnings would have been insufficient to cover fixed charges by approximately $23,689,337 and $6,757,318 respectively. Although the first seven interest payments on the Notes will be paid from the U.S. government obligations (and interest and principal payments thereon) to be purchased by the Company upon consummation of the Offerings, thereafter, the Notes will require annual cash interest payments of $23.0 million, and the Notes will mature on August 15, 2008. The Company's ability to pay principal and interest on the Notes and any additional indebtedness it may incur after the Offerings will depend upon its ability to complete and operate the NEON system and its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. There can be no assurance that the NEON system will be completed on time or on budget or that the Company will be able to generate sufficient cash flow to pay its indebtedness and its other obligations as they become due. If the Company is unable to service its indebtedness, the Company will be forced to take actions such as reducing or delaying acquisitions or capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There is no assurance that any of these remedies could be effected on satisfactory terms, if at all, including, whether, and on what terms, the Company could refinance its indebtedness or raise equity capital.

     The Indenture imposes and will impose significant operating and financial restrictions on the Company and its present and future subsidiaries. These restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur certain indebtedness, pay dividends and make certain other restricted payments, create liens, issue and sell capital stock of subsidiaries, guarantee certain indebtedness, sell assets, or consolidate, merge or transfer all or substantially all of their assets. There can be no assurance that such covenants will not adversely affect the Company's ability to finance its future operations or capital needs or to engage in attractive business opportunities.


Concentration of Stock Ownership; Potential Conflicts of Interest

     After consummation of the Offerings, CMP and NU will beneficially own or control, in the aggregate, approximately 68.2% of the outstanding Common Stock. As a result of their stock ownership, these stockholders acting together will be able to continue to elect the members of the Board of Directors and decide all matters requiring stockholder approval. See "Principal and Selling Stockholders."

     The Company has entered into various agreements with CMP and NU, including certain existing ROW agreements for the engineering, design and construction supervision of the NEON system. Certain conflicts may arise between the interests of CMP and NU and other securityholders of the Company. Pursuant to such agreements, CMP and NU may have monetary claims from time to time against the Company. See "Business--Right-of-Way Agreements" and "Certain Transactions."

     CMP and NU have entered into a Principal Stockholders Agreement dated May 28, 1998, whereby each such party agrees that, following the completion of the Offerings, it will not permit or cause the Company to (i) merge or consolidate, liquidate or dissolve, change its form of organization or sell, lease, exchange or transfer all or substantially all of its assets; or (ii) seek bankruptcy protection or certain other protection from creditors, unless both parties agree. After the closing of the Offerings, this agreement will remain in effect for so long as (a) NU owns at least 10% of the outstanding Common Stock of the Company, fully diluted and (b) the aggregate Common Stock of the Company owned by NU and CMP is at least 33-1/3% of the outstanding Common Stock of the Company, fully diluted. The Company expects that each of CMP and NU will be major creditors of the Company under their existing ROW agreements. See "Business--Right-of-Way Agreements" and "Description of Capital Stock--Shareholders Agreement."

     The Company has agreed with Mode 1, an affiliate of NU, that for so long as NU owns at least 10% of the Company's equity securities, the Company will not take any action that would cause Mode 1 to fail to qualify as an "exempt telecommunications carrier" under the Public Utility Holding Company Act of 1935, as amended, and as further amended by the Telecommunications Act of 1996.



No Prior Public Market; Possible Volatility of Stock Price

     Prior to the Equity Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock was determined by negotiations between the Company and the Representatives of the Underwriters and may not be indicative of the market price for the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market for the Common Stock will develop or be sustained after the Equity Offering. If a trading market develops, the market price of the Common Stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in the Company's operating results, sales of Common Stock by principal stockholders, developments in the industry, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting stocks of telecommunications companies in particular. The stock market in general, and the stocks of telecommunications companies in particular, have in the past experienced extreme volatility in trading prices and volumes that has often been unrelated to operating performance. Such market volatility may have a significant adverse affect on the market price and marketability of the Common Stock. See "Underwriting."


Absence of Dividends

     The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and has no current intention to pay cash dividends on its Common Stock. The terms of the Notes will restrict the Company's ability to pay cash dividends on its Common Stock. See "Dividend Policy."


Shares Eligible for Future Sale

     Upon consummation of the Equity Offering, 16,066,335 shares of Common Stock will be outstanding (16,741,335 shares if the Underwriters' over-allotment option is exercised in full), of which 4,500,000 shares will be freely tradeable (5,175,000 shares if the Underwriters' over-allotment option is exercised in full). Of the 11,566,335 remaining shares, 10,950,780 shares will be held by CMP, NU or their affiliates who, together with the Company and its officers and directors, have entered into agreements not to sell, contract to sell, or otherwise dispose of, any shares of Common Stock without the consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus (the "Lock-Up Agreements"). Upon expiration of the Lock-Up Agreements, such shares will be eligible for sale in the public markets in accordance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933 (the "Securities Act"). Upon consummation of the Equity Offering, the Company will have outstanding stock options to purchase a total of 1,705,272 shares of Common Stock, of which options for 284,210 shares will be exercisable immediately upon consummation of the Equity Offering. The shares issued upon exercise of these options will be potentially eligible for public sale 90 days after the date of this Prospectus pursuant to Rule 701 under the Securities Act. All holders of such options, however, have signed Lock-Up Agreements. Except as limited by the Lock-Up Agreements and by Rule 144 volume limitations applicable to affiliates, shares issued upon the exercise of stock options generally are available for sale in the open market. Future sales of significant amounts of Common Stock in the public market after the Equity Offering could adversely affect the prevailing market price of the Common
Stock. See "Shares Eligible for Future Sale."


Immediate and Substantial Dilution

     Investors purchasing Common Stock in the Equity Offering will experience immediate and substantial dilution in the net tangible book value of their shares. At the initial public offering price of $12.00 per share, dilution to new investors is $8.96 per share. Additional dilution will occur upon exercise of outstanding stock options. If the Company seeks additional capital in the future, the issuance of shares or securities convertible into shares of Common Stock to obtain such capital may lead to further dilution. See "Dilution."


Antitakeover Effect of Certain Charter Provisions

     The Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock, which could have an adverse impact on the market price of the Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. The Company is subject to the anti-takeover provision of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

                                 DEBT OFFERING

     Concurrently with the Equity Offering, the Company is offering $180.0 million aggregate principal amount of its 12-3/4% Senior Notes Due 2008 to the public in the Debt Offering. Upon the closing of the Debt Offering, the Company will purchase U.S. government obligations in such amount as will be sufficient, upon receipt of scheduled interest and principal payments on such securities, to provide for payment in full of the first seven scheduled interest payments on the Notes. Such securities will be pledged as security for the benefit of the holders of the Notes. The indenture under which the Notes will be issued will contain certain covenants that, among other things, will limit (i) the incurrence of additional Indebtedness by the Company and its Restricted Subsidiaries (as defined), (ii) the payment of dividends and other restricted payments by the Company and its Restricted Subsidiaries, (iii) the creation of restrictions on distributions from Restricted Subsidiaries, (iv) asset sales,
(v) transactions with affiliates, (vi) sales or issuances of Restricted Subsidiary capital stock, (vii) the incurrence of liens and the entering into of sale/leaseback transactions and (viii) mergers, consolidations and transfers of assets. The closing of the Equity Offering is conditioned upon the closing of the Debt Offering, and the closing of the Debt Offering is conditioned upon the closing of the Equity Offering. Such conditions may not be waived. See "Description of Certain Indebtedness."


                                USE OF PROCEEDS

     The net proceeds to the Company from the Equity Offering will be approximately $44.04 million (approximately $51.57 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company will not receive any of the proceeds from the sale of shares of Common Stock sold by the Selling Stockholders in the Equity Offering. The net proceeds to the Company from the Debt Offering will be approximately $174.0 million, after deducting the underwriting discount and estimated offering expenses.

     Of the approximately $218.04 million net proceeds of the Offerings the Company intends to use approximately $72.0 million to purchase U.S. government obligations in such amount as will be sufficient, upon receipt of scheduled interest and principal payments on such securities, to provide for payment in full of the first seven scheduled interest payments due on the Notes, approximately $90.0 million for capital expenditures in 1998 and 1999 associated with the continued construction and expansion of the NEON system, approximately $19.4 million (as of June 30, 1998) to repay certain indebtedness and the balance for working capital and general corporate purposes. Such indebtedness to be repaid includes approximately $17.9 million (as of June 30, 1998) of principal plus accrued interest under the Company's Construction Loan Agreement with CMP (the "CMP Loan Agreement") and approximately $1.5 million (as of June 30, 1998) of principal and prepayment premium plus accrued interest under the Company's Construction Loan Agreement with Peoples Heritage Savings Bank (the "Peoples Loan Agreement"). Indebtedness under the CMP Loan Agreement and the Peoples Loan Agreement bears interest at an annual rate of LIBOR plus 3% and an annual rate of 9.25%, respectively, and matures in 2002 and 2007, respectively. Among the general corporate purposes for which the Company intends to use the proceeds of the Offerings are the payment of a bonus of $500,000 to Mr. Colantonio in recognition of his efforts on behalf of the Company and payment of a bonus of $500,000 to MaineCom in recognition of the services provided by Mr. Crabtree, as an employee of MaineCom, to the Company. See "Management--Executive Compensation." The payment of these amounts is contingent upon the closing of the Offerings. Pending the foregoing uses, the net proceeds of the Offerings will be invested in short-term, investment-grade securities.


                                DIVIDEND POLICY

     The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors and will be dependent upon, among other factors, the Company's results of operations, financial condition and capital requirements, restrictions imposed by the Company's financing arrangements and legal requirements.

     The terms of the Notes will restrict the Company's ability to pay cash dividends on its Common Stock. See "Description of Certain Indebtedness."

                                   DILUTION

     At March 31, 1998, after giving effect to the Reorganization and Stock Split, the Company had a net tangible book value of approximately $10,870,000 or $0.90 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, after giving effect to the Preferred Stock Conversion and the Stock Split. After giving effect to the sale of shares of Common Stock offered by the Company hereby and after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $48,910,000 or $3.04 per share. This represents an immediate increase in net tangible book value of $2.14 per share to the existing stockholders and an immediate dilution of $8.96 per share to new investors. The following table illustrates this per share dilution:



       Assumed initial public offering price .............................                  $  12.00
        Net tangible book value as of March 31, 1998 .....................   $ 0.90
        Increase attributable to net proceeds to the
          Company of the Equity Offering .................................     2.14
       Pro forma net tangible book value after the Equity Offering .......                      3.04
                                                                                            --------
       Dilution to new investors .........................................                  $   8.96
                                                                                            ========

     The following table summarizes on a pro forma basis, as of March 31, 1998, the differences between existing stockholders and new investors in the Equity Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:




                                            Shares Purchased          Total Consideration
                                        ------------------------   --------------------------
                                                                                                 Average Price
                                           Number       Percent        Amount        Percent       per Share
                                        ------------   ---------   --------------   ---------   --------------
Existing stockholders(1)(2) .........   12,062,735        75.1%     $19,378,632        28.8%       $  1.61
New investors(2) ....................    4,000,000        24.9       48,000,000        71.2          12.00
                                        ----------        ----      -----------        ----        -------
  Total .............................   16,062,735         100%     $67,378,632         100%
                                        ==========        ====      ===========        ====

---------------------
(1) Excludes options outstanding as of March 31, 1998 to purchase 3,600 shares of Common Stock with an exercise price of $0.10 per share and warrants outstanding as of March 31, 1998 to purchase 174,367 shares of Common Stock with a weighted average exercise price of $1.92 per share. See "Capitalization," "Management--1998 Stock Incentive Plan" and the Notes to Consolidated Financial Statements of the Company included elsewhere in this Prospectus. To the extent these options and warrants are exercised, there will be further dilution to the new investors.

(2) Sales by the Selling Stockholders in the Equity Offering will reduce the number of shares held by existing stockholders to 11,562,735, or approximately 72.0% of the total number of shares of Common Stock outstanding after the Equity Offering (or approximately 69.1% if the Underwriters over-allotment option is exercised in full), and will increase the number of shares held by new investors to 4,500,000, or approximately 28.0% of the total number of shares of Common Stock outstanding after the Equity Offering (or 5,175,000 shares and approximately 30.9% if the Underwriters over-allotment option is exercised in full).

                                CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of the Company as of March 31, 1998 (i) on an actual basis, (ii) on a pro forma basis after giving effect to the Reorganization and (iii) on a pro forma as adjusted basis reflecting in addition to the Reorganization, (A) the conversion of the Company's Preferred Stock into an aggregate of 11,777,910 (post-split) shares of Common Stock upon the closing of the Offerings and (B) the Offerings and the application of the estimated net proceeds therefrom (giving effect to, in the case of the Equity Offering, the initial public offering price of $12.00 per share).



                                                                                As of March 31, 1998
                                                                 ---------------------------------------------------
                                                                                                        Pro Forma
                                                                      Actual          Pro Forma        As Adjusted
                                                                 ---------------   ---------------   ---------------
Cash and cash equivalents ....................................    $  1,232,254      $  1,232,254      $142,586,381
Restricted cash ..............................................         839,662           839,662        72,000,000
                                                                  ------------      ------------      ------------
    Total cash, cash equivalents and restricted cash .........    $  2,071,916      $  2,071,916      $214,586,381
                                                                  ============      ============      ============
Short-term borrowings ........................................    $  1,949,936      $  1,949,936      $    399,401
Note payable to related party ................................       3,975,000         3,975,000                --
Long-term debt (less current portion) ........................          37,641            37,641            37,641
12-3/4% Senior Notes Due 2008 ................................              --                --       180,000,000
                                                                  ------------      ------------      ------------
    Total debt ...............................................       5,962,577         5,962,577       180,437,042
                                                                  ------------      ------------      ------------
Minority interest (1) ........................................       5,024,288                --                --
                                                                  ------------      ------------      ------------
CMP Warrant (1)(4) ...........................................         532,836                --                --
Stockholders' equity:
 Preferred stock (no shares authorized, issued or outstanding, actual; 2,000,000 shares authorized and no shares issued or
   outstanding, pro forma and pro forma as adjusted) .........              --                --                --
 Series A convertible preferred stock (200,000 and
   277,960 shares authorized and 78,324 and
   277,960 shares issued and outstanding, actual and
   pro forma, respectively) (2) ..............................             783             2,779                --
 Series B convertible preferred stock (4,500,000 and
   4,498,371 shares authorized and 962,734 and
   4,433,204 issued and outstanding, actual and pro
   forma, respectively) (1) ..................................           9,627            44,332                --
 Common stock (4,000,000, 30,000,000 and 30,000,000 shares
   authorized and 284,828, 284,828 and 16,062,735 shares
   issued and outstanding, actual, pro forma and pro forma
   as adjusted, respectively) (3) ............................           2,848             2,848           160,627
 Warrants ....................................................           8,595             8,595             8,595
 Additional paid-in capital (4)(5) ...........................      11,817,216        63,126,005       107,055,337
 Accumulated deficit (6) .....................................      (2,817,999)       (2,817,999)       (4,272,174)
                                                                  ------------      ------------      ------------
    Total stockholders' equity ...............................       9,021,070        60,366,560       102,952,385
                                                                  ------------      ------------      ------------
      Total capitalization ...................................    $ 20,540,771      $ 66,329,137      $283,389,427
                                                                  ============      ============      ============

---------------------
(See footnotes on the following page)

(1) In connection with the Reorganization, the minority interests in the Company's subsidiaries were exchanged for Series B convertible preferred stock, resulting in the elimination of any minority interest and an increase of 3,470,470 shares of Series B convertible preferred stock, of which 144,172 shares arose from CMP's exercise of a warrant.

(2) In connection with the Reorganization, the conversion rate on the Series A convertible preferred stock was reduced to a 1 : 1 ratio and 199,636 additional shares of Series A convertible preferred stock were issued to adjust for such reduction.

(3) Excludes (i) 3,600 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1998 with an exercise price of $0.10 per share, (ii) an additional 2,436,105 shares of Common Stock reserved for future issuance under the Company's 1998 Stock Incentive Plan, and (iii) 174,367 shares of Common Stock issuable upon the exercise of warrants outstanding as of March 31, 1998 with a weighted average exercise price of $1.92 per share.

(4) The exercise of the CMP warrant resulted in an increase in additional paid-in capital of $531,394, which represents the difference between the actual book value of the warrant and the new par value of Series B convertible preferred stock arising upon exercise of the warrant.

(5) In connection with the Reorganization, the Company recorded an intangible asset of $45,788,366 to reflect the Company's acquisition of NU's minority interest in a subsidiary (NECOM LLC), in accordance with AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN-39).

(6) Pro forma as adjusted reflects the write-off of deferred financing costs of $1,454,175 related to the extinguishment of debt with a portion of the proceeds of the Offerings.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected consolidated financial and operating data presented below for each of the years in the three-year period ended December 31, 1997 and as of December 31, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for each of the years in the two-year period ended December 31, 1994 and for each of the three-month periods ended March 31, 1997 and 1998 and as of December 31, 1993, 1994 and 1995, and March 31, 1998 have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the Consolidated Financial Statements of the Company and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods and as of such dates. The results for the three-months ended March 31, 1998 are not necessarily indicative of the operating results to be expected for the entire year. The information set forth below should be read in conjunction with the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The operations data provided below for the year ended December 31, 1997 and the three-months ended March 31, 1998 are also presented on a pro forma basis to give effect to the Reorganization as if it had occurred on January 1, 1997. The balance sheet data presented below as of March 31, 1998 are also presented on a pro forma basis to give effect to the Reorganization and on a pro forma as adjusted basis to give effect to the Offerings and the application of the estimated net proceeds therefrom and the Reorganization.

                                                                      Year Ended December 31,
                                      ---------------------------------------------------------------------------------------
                                                                                                                 Pro Forma
                                          1993         1994          1995           1996          1997(1)         1997(3)
                                      ----------- ------------- ------------- --------------- --------------- ---------------
Statement of Operations Data:
 Revenues ........................... $287,894    $326,581      $ 42,598      $   13,773      $  394,704      $  394,704
 Operating expenses .................  291,551     589,250       487,159       1,185,595       2,693,037       4,219,316
                                      --------    --------      --------      ----------      ----------      ----------
 Loss from operations ...............   (3,657)   (262,669)     (444,561)     (1,171,822)     (2,298,333)     (3,824,612)
 Interest income (expense), net .....       --      59,959       (42,401)        125,838          (2,893)         (2,893)
 Minority interest(2) ...............       --          --            --         353,222       1,080,200              --
 Provision for (benefit from)
  income taxes ......................       --          --            --          16,000        (261,000)       (261,000)
                                      --------    --------      --------      ----------      ----------      ----------
 Net loss ...........................   (3,657)   (202,710)     (486,962)       (708,762)       (960,026)     (3,566,505)
 Basic and diluted loss per share        (6.90)      (2.48)        (1.71)          (2.49)          (3.37)         (12.52)
 Basic and diluted weighted
  average shares outstanding ........      530      81,745       284,578         284,735         284,828         284,828



                                                  Three Months Ended
                                                       March 31,
                                      -------------------------------------------
                                                                     Pro Forma
                                           1997        1998(1)        1998(3)
                                      ------------- ------------- ---------------
Statement of Operations Data:
 Revenues ........................... $     --      $151,363      $  151,363
 Operating expenses .................  345,620       774,521       1,156,091
                                      --------      --------      ----------
 Loss from operations ............... (345,620)     (623,158)     (1,004,728)
 Interest income (expense), net .....   56,638       (61,494)        (61,494)
 Minority interest(2) ...............  137,620       314,498              --
 Provision for (benefit from)
  income taxes ......................  (33,000)      (77,000)        (77,000)
                                      --------      --------      ----------
 Net loss ........................... (118,362)     (293,154)       (989,222)
 Basic and diluted loss per share        (0.42)        (1.03)          (3.47)
 Basic and diluted weighted
  average shares outstanding ........  284,828       284,828         284,828


                                                                  As of December 31,
                                      --------------------------------------------------------------------------
                                          1993          1994           1995            1996           1997
                                      ------------ ------------- ---------------- ------------- ----------------
Balance Sheet Data:
 Working capital ....................   $ (9,165)   $  (29,141)    $ (4,526,664)  $3,209,234      $ (3,463,011)
 Total assets .......................     63,612       165,081        4,774,827   16,369,663        23,461,000
 Note payable to related party ......      5,000            --               --           --         2,100,000
 Long-term debt, including
   current maturities ...............         --       348,198          932,713      927,021         2,118,905
 Total liabilities ..................     23,213       478,332        5,574,589    2,332,963         8,275,154
 Minority interest(2) ...............         --            --               --    6,312,554         5,338,786
 CMP Warrant ........................         --            --               --           --           532,836
 Stockholders' equity (deficit) .....     40,399      (313,251)        (799,762)   7,724,146         9,314,224



                                                     As of March 31, 1998
                                      -------------------------------------------------
                                                           Pro Forma      Pro Forma As
                                           Actual             (3)         Adjusted(4)
                                      ---------------- ---------------- ---------------
Balance Sheet Data:
 Working capital ....................   $ (5,500,383)    $ (5,500,383)  $137,404,279
 Total assets .......................     26,183,672       71,972,038    289,032,328
 Note payable to related party ......      3,975,000        3,975,000             --
 Long-term debt, including
   current maturities ...............      1,987,577        1,987,577    180,437,042
 Total liabilities ..................     11,605,478       11,605,478    186,079,943
 Minority interest(2) ...............      5,024,288               --             --
 CMP Warrant ........................        532,836               --             --
 Stockholders' equity (deficit) .....      9,021,070       60,366,560    102,952,385


                                                                     Year Ended December 31,
                                             ------------------------------------------------------------------------
                                               1993       1994            1995             1996           1997(1)
                                             ------- -------------- ---------------- --------------- ----------------
Other Financial Data:
 Cash provided by (used in) operating
  activities ...............................   N/A     $(194,091)     $   (413,196)   $     37,460     $   (553,427)
 Cash provided by (used in) investing
  activities ...............................   N/A        19,591        (4,619,702)     (6,738,898)      (8,798,251)
 Cash provided by financing activities .....   N/A       258,374         4,943,300      11,565,481        5,585,205
 Net increase (decrease) in cash and cash
  equivalents ..............................   N/A        83,874           (89,598)      4,864,043       (3,766,473)
 EBITDA(5) .................................   N/A      (250,032)         (420,386)       (794,432)        (665,271)
 Capital expenditures ......................  1,579       26,179         4,596,901       6,711,082        5,609,459
 Ratio of deficiency to fixed charges(6) ...     --        (6.43)x           (2.54)x         (4.50)x         (10.11)x



                                                   Three Months Ended
                                                        March 31,
                                             --------------------------------
                                                   1997           1998(1)
                                             ---------------- ---------------
Other Financial Data:
 Cash provided by (used in) operating
  activities ...............................   $(1,027,065)    $    657,881
 Cash provided by (used in) investing
  activities ...............................    (4,037,187)      (3,540,475)
 Cash provided by financing activities .....     3,657,456        3,016,396
 Net increase (decrease) in cash and cash
  equivalents ..............................    (1,406,796)         133,802
 EBITDA(5) .................................      (178,121)          (6,647)
 Capital expenditures ......................     3,978,512        3,297,062
 Ratio of deficiency to fixed charges(6) ...         (9.46)x          (7.53)x

---------------------
(See footnotes on following page)

(1) If the Reorganization had occurred as of January 1, 1997, the pro forma impact on the Company's Statement of Operations for the year ended December 31, 1997 would reflect depreciation and amortization of $2,079,141, a net loss of $3,566,505 and a loss per share of $12.52, after giving effect to the Stock Split. The pro forma impact on the Company's Statement of Operations for the quarter ended March 31, 1998 would reflect depreciation and amortization of $683,583, a net loss of $989,222 and a loss per share of $3.47, after giving effect to the Stock Split.

(2) Minority interest consists of the interests of members other than CMP in FiveCom LLC, NECOM LLC and FiveCom of Maine LLC. See
    "Business--Reorganization." Changes in minority interest reflect such other members' capital adjusted by their portion of the net loss.

(3) Pro forma to give effect to the Reorganization. In connection with the Reorganization, the Company recorded an intangible asset to reflect the Company's acquisition of NU's minority interest in a subsidiary (NECOM LLC, in accordance with AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN-39). If the intangible asset were recorded at January 1, 1997, the amount recorded would be $45,788,366.

(4) Pro forma as adjusted to give effect to (i) the Offerings and the application of the estimated net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by the
   Company and the write-off of unamortized financing costs associated with debt extinguished and (ii) the Reorganization. See Notes 1 and 3 above.

(5) EBITDA is defined herein as net loss before interest income (expense), net, loan commitment fees, provision for (benefit from) income taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare a company's operating performance and to determine a company's ability to incur and service debt. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flow from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(6) For purposes of calculating the ratio of earnings (deficiency) to fixed charges: (i) earnings consist of loss before income tax benefit, plus fixed charges, excluding capitalized interest, and (ii) fixed charges consist of interest expenses and capitalized interest, plus amortization of deferred financing costs. For the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and for the three months ended March 31, 1997 and 1998, the Company's earnings were insufficient to cover fixed charges by approximately $3,657, $202,710, $601,400, $1,474,524, $3,432,869, $416,419 and $995,487,
    respectively. For the year ended December 31, 1997 and for the three months ended March 31, 1998, on a pro forma as adjusted basis, the Company's earnings would have been insufficient to cover fixed charges by approximately $23,689,337 and $6,757,318, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The discussion contains certain trend analysis and other statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only projections and that actual results or events may differ materially. In evaluating such statements, prospective investors should consider the risk factors identified in this Prospectus, particularly the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.


Overview

     The Company is a facilities-based provider of technologically advanced, high bandwidth, fiber optic transmission capacity for communications carriers on local loop, inter-city and interstate facilities. The Company is currently expanding its fiber optic network, the NEON system, to encompass over 900 route miles, or more than 60,000 fiber miles, in New York and New England (the "Northeast").

     The Company has already completed construction of approximately 295 route miles, or approximately 19,500 fiber miles, of the NEON system as of June 30, 1998, and currently operates fiber optic routes from Hartford, Connecticut to Springfield, Massachusetts and from Nashua, New Hampshire to Portland, Maine. The Company is currently engineering, constructing or acquiring additional routes in New York, Connecticut, Massachusetts, Rhode Island and New Hampshire to create a continuous fiber optic link between New York City and Portland, Maine with access into and around Boston, Massachusetts and numerous other major service areas in the Northeast. These additional routes are expected to be substantially completed in 1998 and will add approximately 500 route miles, or approximately 23,300 fiber miles, to the NEON system. The Company is also planning to complete further expansion routes in 1999 into and around New York City and other metropolitan areas along the NEON system. The completion of routes currently planned will enable the NEON system to connect more than 540 cities and towns in six states and pass more than 200 points-of-presence ("POPs"), tandem switches and central offices, which the Company believes serve over 18 million people and over 470,000 businesses.

     The Company generates revenue primarily through the leasing of capacity on its network and also through the provision of services consisting principally of design and installation work. The Company generally receives fixed monthly payments from its customers for the leasing of capacity on its network and recognizes revenues ratably over the term of the applicable customer agreement. Other service revenues are recognized as services are performed.

     Prior to the Reorganization, the Company held interests in its majority-owned or controlled subsidiaries, FiveCom LLC, FiveCom of Maine LLC and NECOM LLC. See "Business--Reorganization." The interests of the minority owners of these subsidiaries are reflected on the Company's balance sheet as minority interest in consolidated subsidiaries. As a result of the Reorganization, such minority owners became stockholders of the Company, and the value of the stock of the Company received by them over the tangible book value of their minority interests was reflected as goodwill.

     Prior to the Offerings, the Company was included in CMP's consolidated federal income tax return pursuant to the terms of a tax-sharing arrangement entered into in 1996. The benefit from income taxes represents refundable income taxes from CMP as a result of this tax sharing arrangement. The Company has no net operating loss carryforwards as a result of this tax sharing arrangement.


Results Of Operations

     The Company did not generate significant revenues until the last half of 1997. Revenues through the second quarter of 1997 consisted primarily of service fees from MCI. The Company began recognizing revenues under recurring lease arrangements in the third quarter of 1997.

Three Months Ended March 31, 1998 Compared to the Three Months Ended March 31,
   1997

     Revenues for the first quarter of 1998 were $151,363, compared to no revenue in the first quarter of 1997. Revenues in 1998 were generated by recurring lease services to customers, which commenced during the second half of 1997.

     Total cost of sales for the first quarter of 1998 were $247,386, an increase of 128% over the $108,358 recorded in the first quarter of 1997. The increase was associated with right-of-way fees and property taxes incurred in connection with the expansion of the NEON system.

     Selling, general and administrative expenses increased to $225,122 in the first quarter of 1998 from $204,275 in the first quarter of 1997, a 10% increase. This increase resulted primarily from higher legal fees.

     Depreciation and amortization expense was $302,013 in the first quarter of 1998 as compared to $32,987 in the first quarter of 1997. The increase resulted from higher depreciation expense, resulting from portions of the NEON system being placed into service at the end of the second quarter of 1997.

     Interest income decreased in the first quarter of 1998 to $30,322 compared to $56,638 in the first quarter of 1997. The decline was due primarily to a decrease in cash balances as cash was used to fund construction of the NEON system.

     Interest expense (including the amortization of financing costs) increased in the first quarter of 1998 to $91,816 from no interest expense in the first quarter of 1997. The increase resulted from a reduction in the amount of interest capitalized as the NEON system was placed into service.

     Minority interest increased in the first quarter of 1998 to $314,498 from $137,620 in the first quarter of 1997. The increase resulted in a rise in the proportionate share of the net losses of subsidiaries.

     Benefit from income taxes increased in the first quarter of 1998 to $77,000 from $33,000 in the first quarter of 1997. The benefit related to refundable income taxes in 1997 resulting from the Company's tax sharing arrangement with CMP.

     A net loss of $293,154 was recorded in the first quarter of 1998 versus a net loss of $118,362 in the first quarter of 1997. The increase in net loss is primarily attributable to the factors discussed above.


Year Ended December 31, 1997 Compared to the Year Ended December 31, 1996

     During the years ended December 31, 1997 and 1996, the Company was continuing in its development stage and did not generate significant revenues until the last half of 1997, when customers began using the NEON system.

     Revenues for 1997 were $394,704 as compared to 1996 revenues of $13,773. The revenue increase was generated primarily from services to customers during the last half of 1997 as the NEON system was placed in service and contracts with carriers commenced.

     Cost of sales for 1997 were $1,137,943 as compared to $260,619 in 1996. The increase resulted primarily from accrued right-of-way fees due to NU under arrangements for right-of-way extensions and property taxes incurred in connection with the expansion of the NEON system.

     Selling, general and administrative expenses increased to $1,002,232 in 1997 from $900,808 in 1996, an 11% increase. This increase resulted primarily from increased professional fees and salaries and benefits caused by increased business activities and growth within the Company.

     Depreciation and amortization expense was $552,862 in 1997 as compared to $24,168 in 1996. The increase resulted from the recognition of depreciation expense resulting from portions of the NEON system being placed into service at the end of the second quarter of 1997.

     Interest income of $138,918 was recorded in 1997 as compared to $201,473 in 1996. The decline was due primarily to a decrease in cash balances as cash was used to fund construction of the NEON system.

     Interest expense (including the amortization of financing costs) increased in 1997 to $141,811 from $75,635 in 1996. The increase reflects additional debt incurred in 1997 to finance construction of the NEON system and to fund operations of the Company.

     Minority interest increased in 1997 to $1,080,200 from $353,222 in 1996. The increase resulted from an increase in the proportionate share of net losses of subsidiaries.

     Provision (benefit) for income taxes decreased in 1997 to $(261,000) from $16,000 in 1996. The decrease relates to the fact that the Company had refundable income taxes in 1997 as a result of its tax sharing arrangement with CMP.

     A net loss of $960,026 was recorded in 1997 compared to a net loss of $708,762 in 1996. The increase in net loss is primarily attributable to the factors discussed above.


Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995

     Revenues decreased to $13,773 for the year ended December 31, 1996 from $42,598 for the year ended December 31, 1995. The decrease resulted from a reduction in services provided to the Company's sole customer.

     Cost of sales for 1996 were $260,619, an increase of 150% versus $104,223 in 1995. The increase was associated with an increase in right-of-way fees.

     Selling, general and administrative expenses increased to $900,808 in 1996 from $358,761 in 1995, a 151% increase. The increase resulted primarily from higher professional fees, increased start-up activities within the Company and increased staffing to accommodate the Company's anticipated growth.

     Depreciation and amortization amounted to $24,168 for the year ended December 31, 1996 compared to $24,175 for the year ended December 31, 1995.

     Interest income of $201,473 was recorded in 1996 as compared to no interest income in 1995. The interest income increased in 1996 due primarily to an increase in cash balances as a result of the timing of cash requirements to fund construction of the NEON system compared to borrowings.

     Interest expense (including the amortization of financing costs) increased to $75,635 during 1996 from $42,401 during 1995. This increase was a result of additional debt incurred in 1996 to finance construction of the NEON system and to fund the operations of the Company.

     Minority interest increased in 1996 to $353,222 from no minority interest in 1995. Minority interest reflects the portion of the net loss related to the minority interest investment in the Company's subsidiaries in 1996.

     A net loss of $708,762 was recorded in 1996 compared to a net loss of $486,962 in 1995, representing an increase of $221,800. The increase in net loss is attributable to the factors discussed above.


Liquidity and Capital Resources

     The Company has funded the construction of the NEON system and operations primarily from equity investments from CMP and NU, and borrowings under a $30 million construction loan agreement with CMP, a $1.6 million construction loan from Peoples Heritage Savings Bank and $1.5 million of lease financing from Applied Telecommunications Technologies, Inc.

     Net cash generated from (used in) operating activities was $657,881 for the three months ended March 31, 1998, $(553,427) for the year ended December 31, 1997, $37,460 for the year ended December 31, 1996 and $(413,196) for the year ended December 31, 1995. Net cash generated for the three months ended March 31, 1998 was due primarily to the prepayment in full by New England Fiber Communications Company for telecommunications network services and increased vendor payables. Net cash used in operating activities during 1997 resulted primarily from an increase in restricted cash. Net cash generated by operating activities during 1996 was primarily from an increase in vendor payables offset by net operating losses. Net cash used in operating activities in 1995 resulted primarily from increases in prepayments and net operating losses.

     Cash flow from financing activities was $3,016,396 in the three months ended March 31, 1998, $5,585,205 in the year ended December 31, 1997, $11,565,481 in the year ended December 31, 1996 and $4,943,300 in the year ended December 31, 1995. In the three months ended March 31, 1998, cash flow from financing activities was generated by borrowings of $1,875,000 under long-term construction loan agreements. In 1997, cash flow from financing activities was generated by proceeds from long term construction loan agreements and proceeds from equity investments, of $3,700,000 and $2,550,104, respectively. In 1996, cash flow from financing activities was generated by the sale of convertible preferred stock to CMP amounting to $10.0 million and the purchase of membership interests by Northeast Utilities amounting to $6,665,776. Cash flow from financing activities during 1995 was generated from lease financing of $1,147,766 from Applied Telecommunications Technologies, Inc.

     Upon completion of the Offerings, the Company expects to repay all remaining outstanding principal and interest under the $30 million construction loan agreement with CMP and the $1.6 million construction loan from Peoples Heritage Savings Bank. Upon the repayment of the loan from Peoples Heritage Savings Bank, the Company will also be required to pay approximately $120,000 to CMP, representing accrued right-of-way fees that were deferred while such loan was outstanding.

     Cash flow used in investing activities totaled $3,540,475, $8,798,251, $6,738,898 and $4,619,702 in the three month period ended March 31, 1998, and the one year periods ended December 31, 1997, December 31, 1996 and December 31, 1995, respectively. Cash requirements in all the periods consisted primarily of the cost of construction to build the NEON system.

     The Company anticipates that it will continue to experience negative cash flow as it expands the NEON system, constructs additional networks and markets its services to an expanding customer base. The Company anticipates that its total capital expenditures to build out the NEON system as currently planned will be approximately $128.0 million. Of this amount, the Company had already expended approximately $23.0 million as of March 31, 1998. The Company anticipates remaining total capital expenditures of approximately $51.0 million in the remainder of 1998 and approximately $54.0 million in 1999 relating to the build-out of the NEON system. The Company expects to incur additional capital expenditures to enhance the capacity and penetration of the NEON system after 1999. Cash provided by operations will not be sufficient to fund the expansion and development of the NEON system as currently planned and as a result the Company intends to use cash on hand and the net proceeds of the Offerings to fund this expansion and development. Management believes that the net proceeds of the Offerings will be sufficient to fund the substantial completion of the NEON system as currently planned and its other working capital needs. The expectations of required future capital expenditures are based on the Company's current estimates. There can be no assurance that actual expenditures will not significantly exceed current estimates or that the Company will not accelerate its capital expenditures program.

     The Indenture for the Notes contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.


Year 2000

     The Company has completed an assessment of its exposure to the "Year 2000" computer problem. Based on this assessment, the Company believes that no critical software systems of the Company will be impacted by this situation. Systems currently used by the Company are already "Year 2000" compliant. Although the Company believes that it is taking appropriate precautions against disruption of its systems due to the "Year 2000" problem, there can be no assurance that the Company's suppliers and customers will not be adversely affected by the "Year 2000" problem. Nonetheless, the Company believes that the "Year 2000" issue will not have a material impact on the Company's business operations or financial condition.

                                   BUSINESS


General

     The Company is a facilities-based provider of technologically advanced, high-bandwidth, fiber optic transmission capacity for communications carriers on local loop, inter-city and interstate facilities. The Company is currently expanding its fiber optic network, the NEON system, to encompass over 900 route miles, or more than 60,000 fiber miles, in the Northeast. The Company believes that the Northeast, which in 1996 represented a $28.7 billion telephony services market and which the Company believes has one of the highest population densities and concentrations of businesses, universities, phone lines, personal computers and television sets in the country, is a region characterized by significant and growing demand for broadband communications infrastructure. The Company is constructing the NEON system utilizing primarily electric utility ROWs, which allow the Company to provide secure fiber optic capacity at competitive prices with potential access to virtually any urban location where the local utility provides electrical service. The Company is using advanced fiber optic technology in the NEON system, including non-zero dispersion shifted fiber, dense wave division multiplexing optronics and SONET ring self-healing technology, to allow the Company's carrier customers to meet the demand for reliable, high-bandwidth voice, data and video transmission capacity in the Northeast. For example, a pair of fiber optic strands on the NEON system can transmit up to approximately 10 gigabits of data per second, or the equivalent of approximately 129,000 simultaneous voice conversations.

     The Company has already completed construction of approximately 295 route miles, or approximately 19,500 fiber miles, of the NEON system as of June 30, 1998, and currently operates fiber optic routes from Hartford, Connecticut to Springfield, Massachusetts and from Nashua, New Hampshire to Portland, Maine. The Company is currently engineering, constructing or acquiring additional routes in New York, Connecticut, Massachusetts, Rhode Island and New Hampshire to create a continuous fiber optic link between New York City and Portland, Maine with access into and around Boston, Massachusetts and numerous other major service areas in the Northeast. These additional routes are expected to be substantially completed in 1998 and will add approximately 500 route miles, or approximately 23,300 fiber miles, to the NEON system. The Company is also planning to complete further expansion routes in 1999 into and around New York City and other metropolitan areas along the NEON system. The completion of routes currently planned will enable the NEON system to connect more than 540 cities and towns in six states and pass more than 200 POPs, tandem switches and central offices, which the Company believes serve over 18 million people and over 470,000 businesses.

     Commencing in September 1994, the Company entered into a series of ROW agreements with the three principal operating subsidiaries of NU, the largest electric utility service provider in New England, serving over 1.7 million customers in Connecticut, Massachusetts and New Hampshire, to build fiber optic facilities utilizing NU's transmission and distribution infrastructure, including utility towers, poles, underground ducts and urban conduit systems. In January 1997, the Company entered into a similar ROW agreement with CMP, the largest electric utility service provider in Maine, serving over 500,000 customers, to build fiber optic facilities utilizing CMP's transmission and distribution infrastructure. NU and CMP have also financed substantially all of the construction and operations of the NEON system to date and currently beneficially own (prior to the sale of shares in the Equity Offering) 41.4% and 53.5%, respectively, of the Company's capital stock. In July 1998, the Company entered into agreements with NEES Communications, Inc., a subsidiary of New England Electric System, and BecoCom, Inc., a subsidiary of Boston Edison, to extend the NEON system from Hudson, New Hampshire to Boston, Massachusetts terminating at the Company's POP and Company-targeted carrier centers.

     The Company has pursued a strategy of establishing relationships with electric utilities and building the NEON system utilizing primarily electric utility ROWs. The Company believes that the use of such ROWs provides significant advantages, including: (i) inter-city routes and, where permitted by applicable rights, potentially ubiquitous intra-city coverage in the local electric utility's urban service territory, including throughout downtown areas and directly to buildings, (ii) use of existing electric transmission infrastructures, including towers, poles, ducts and conduits, to achieve faster, less costly installation, (iii) generally more secure and reliable routes than other ROWs, (iv) desirable geographically diverse fiber optic routes for communications carriers and (v) establishment of an extensive ROW network through negotiation with relatively few parties, rather than with numerous parties such as municipalities, transit authorities and governmental agencies.

     The Company intends to target communications carriers as customers, rather than end-users of telecommunications services. The Company believes that this strategy allows it to: (i) maximize the Company's opportunities to sell its capacity regardless of the end-user's selection of a retail provider, (ii) avoid the significant initial and ongoing investment required in selling, marketing and providing services to end-users, (iii) attract carrier customers that may be reluctant to contract with a direct competitor, (iv) generate revenues quickly from carriers that are easily identifiable and require large amounts of fiber optic capacity, and (v) lock in relatively secure long-term revenue streams from customers that are generally more creditworthy than end-users and are likely to make long-term capital commitments prior to completion of construction. Carrier customers typically lease fiber optic capacity under multi-year contracts with which they enhance or constitute their own communications networks as a cost-effective alternative to constructing their own infrastructure or purchasing measured services from other carriers with whom they may compete. Carriers targeted by the Company include a broad range of communications companies such as ILECs, CLECs, IXCs, paging, cellular and PCS companies, cable television companies and ISPs. Currently, the Company has contracts with Brooks Fiber (now owned by WorldCom), Teleport (expected to be acquired by AT&T), MCI (expected to be acquired by WorldCom), Sprint and Global NAPs, Inc., a regional ISP.

     The Company intends to offer its carrier customers leases of both dark fiber (fiber optic transmission lines leased without optronics equipment installed by the Company) and lit fiber (fixed amounts of capacity, such as DS-3, OC-3, OC-12, OC-48 and higher, on fiber optic transmission lines that use the Company's optronics equipment) at fixed-cost pricing and over multi-year lease terms. The Company intends to lease approximately one-third of the available fibers in the NEON system as dark fiber and one-third as lit fiber. In addition, the Company plans to reserve approximately one-third of its available fibers for future services that the Company may provide to capitalize on future technological advances or changes that the Company expects to occur in the communications industry.


History of the Company

     The Company was incorporated in 1989 in Massachusetts under the name "FiveCom, Inc." to develop fiber-optic networks in secondary and tertiary markets in the Northeast. Prior to 1994, the Company was the managing general partner of a venture which built a CAP network in Springfield, Massachusetts and also built several small private networks in eastern Massachusetts. In February 1994, the Company sold its interest in the Springfield network to Brooks Fiber. Following this sale, the Company expanded its business strategy to include intra-LATA and long distance facilities using electric utility ROWs and changed its focus to target carrier customers rather than end users. Commencing in September 1994, the Company entered into the NU Agreements, pursuant to which the Company obtained ROWs in the service territories of NU and its subsidiaries. In 1996, the Company raised approximately $16.7 million from private placements of equity securities to MaineCom and Mode 1. In January 1997, the Company entered into the CMP Agreement, under which the Company obtained ROWs in CMP's service territory, and raised an additional $2.6 million from CMP and other investors in a private equity financing. In 1998 the Company was reincorporated in Delaware under the name "NorthEast Optic Network, Inc." See "--Reorganization."


Market Opportunity

     The Company believes that there is a significant demand for high-bandwidth communications services and a limited supply of technologically advanced dark and lit fiber optic facilities in the Northeast to meet such demand. The Company believes the needs of communications carriers for advanced, high-bandwidth voice, data and video transmission capacity will increase over the next several years due to various factors, including:

     Rapid Growth of Communications Traffic. The Company believes that total telephony service revenue in the United States grew by approximately 9% annually from 1992 to 1996, to $222.3 billion. Data traffic service grew by 28% from 1996 to 1997 to $16 billion and is projected to grow by 38% to $22.1 billion in 1998. Much of this growth in data traffic is attributable to increased Internet traffic and its corresponding demands for increased data communications bandwidth. For example, the number of Americans using the Internet is estimated to have grown from fewer than 5 million in 1993 to as many as 62 million by the end of 1997. The Company believes that the growth of communications traffic in the Northeast will be enhanced by the favorable demographic characteristics of the region, including the high population density, income and education levels and number of phone lines per household. With its advanced fiber optic transmission capacity, the Company believes that it will be well-positioned to capitalize on this growth.

     Capacity Required by New Entrants. Competition and deregulation are attracting new entrants to the telecommunications market. The Telecommunications Act of 1996 (the "1996 Act") allows the Regional Bell Operating Companies ("RBOCs") to enter the long distance business upon meeting certain competitive conditions and also eliminates certain barriers to entry in the local exchange market. The 1996 Act also enables other entities, including entities affiliated with power utilities and ventures between ILECs and cable television companies, to provide a wider range of telecommunications products and services. The Company believes that the deregulation of various telecommunications markets will lead to an increase in the number of telecommunications providers needing fiber optic transmission capacity as more parties choose to compete. The Company believes that many carrier customers will choose to lease fiber optic capacity from facilities providers such as the Company to enhance or constitute their own communications networks as a lower-cost alternative to constructing their own infrastructure or purchasing measured services from other carriers. The Company believes that the NEON system will provide a cost-effective alternative in a number of communications industry segments for new market entrants, including ILECs, CLECs, IXCs, wireless companies, cable companies and ISPs.

     Need for Redundant Routing and Geographic Diversity of ROWs. Carriers require redundant paths throughout their networks to provide reliability in the event of an equipment failure, break in one of their fiber lines or other outage. In order to ensure the required redundancy, carriers typically build, swap or lease capacity along fiber routes that do not share a common point of potential failure. In the Northeast, however, there are relatively few preassembled ROWs available to support new telecommunications infrastructure and many of the carriers' routes currently run within the same ROWs. As a result, many carriers are unable to establish secure redundant routing. In the event such a common ROW were to be damaged or cut, the consequences would be severe for the carriers and their customers. This lack of geographic diversity of fiber optic routes in the Northeast has created a substantial need for network capacity on new and alternative ROWs, such as those offered by the Company.

     Need for Upgrades to Older Communications Networks. Many of the fiber optic networks currently operated by existing carriers in the Northeast were constructed prior to 1990, using asynchronous, non-SONET ring architecture and using earlier generation fiber that cannot optimally deploy dense wave division multiplexing ("DWDM") optronics for high capacity transmission. The Company believes that these carriers will need to improve or replace parts of their networks to complete the SONET ring architecture and also add more high capacity fiber optic transmission lines to remain competitive in the future. In addition, the Company believes that, in 1996, approximately 88% of the ILECs networks were comprised of copper cable. The ILECs will likely need to replace or upgrade their networks to remain competitive and satisfy their customers' increasing demand for reliable, high-bandwidth capacity in the coming years. The Company believes that carriers with older, more limited networks will seek cost-effective and expedient solutions when faced with the decision to lease, buy or build fiber optic capacity which could result in increased demand for the Company's fiber optic capacity.

     Accommodation of Multimedia and Other New Applications. The Company believes that additional transmission capacity and faster response times will be required to accommodate the needs of multimedia (voice, data and video) and other potential high-bandwidth applications, including the deployment of corporate intranets and wide area networks, and the use of the telecommunications infrastructure for providing cable television and other entertainment services. In addition, the Company's SONET technology and high-bandwidth fiber optic capacity support advanced communications applications, such as Frame Relay, ATM and IP platforms. The Company believes that these capacity-intensive requirements will create significant demand for its high quality, high-bandwidth fiber optic capacity.

     Carriers' Desire for Low-Cost Local and Regional Transport. The Company believes that it has an opportunity to fill the needs of the predominant interstate carriers that are building or have completed their backbone networks to key LATAs in the Northeast. Generally, an IXC constructs a network with trunk lines terminating into tandem switches in LATAs. To get from the tandem switch to the end-user, or vice versa, IXCs typically pay to a LEC access and egress charges, which often comprise a significant component of the IXCs' transmission costs. For this reason, IXCs are seeking less costly, alternative local access within LATAs. One alternative for the IXCs is to carry their traffic deeper into the region's telecommunications base and to hand off their traffic at a LEC host switch, which is located much closer to the end-user than the tandem switch, or to terminate their traffic directly at the customer's premises. Similarly, the Company believes that LECs with inter-LATA traffic, including the RBOCs when they are permitted to provide long-distance traffic, desire to minimize the transportation costs imposed by the IXCs and are seeking lower cost, alternative regional transport. The NEON system, which will connect into and around numerous cities and towns in the Northeast, will be able to provide such local and regional transport.


Business Strategy

     The Company's objective is to become the preferred facilities-based provider of fiber optic network capacity in the Northeast. The following are the key elements of the Company's strategy to achieve this objective:

     Leverage Electric Utility ROWs. The Company is pursuing a strategy of building the NEON system utilizing primarily electric utility ROWs, which the Company believes provide significant competitive advantages compared to alternative ROWs in the Northeast such as railbeds and highways. Using electric utility ROWs, the Company can provide fiber optic connectivity for its carrier customers to and from virtually any location in the utilities' urban service territory covered by the NEON system, including throughout downtown areas and directly to buildings. The Company also intends to utilize existing, pre-assembled electric utility transmission infrastructure, including towers, poles, ducts and conduits for faster, less costly installation. In addition, since electric utility ROWs are generally more secure than other ROWs and provide valuable geographic route diversity for carriers, the Company can offer its customers highly reliable primary and redundant network capacity. In addition to the Company's existing ROW agreements with electric utilities, the Company is currently pursuing additional agreements with other utilities in adjoining territories to expand the Company's network footprint and gain access to further ROWs through negotiation with relatively few parties.

     Target Carrier Customers. The Company intends to target communications carriers as customers, rather than end-users of telecommunications services. This enables the Company to maximize its opportunities to sell its capacity regardless of the end-user's selection of a retail provider and to attract carrier customers that may be reluctant to purchase services from a direct competitor that serves the same retail market. Carrier customers are also easily identifiable, which allows the Company to focus its sales and marketing and customer services efforts and avoid the significant initial and ongoing investment required to attract and retain numerous retail customers. In addition, the Company believes that it can generate revenues more quickly from carrier customers, which are generally more creditworthy than end-users, require large amounts of fiber optic capacity and are more likely to make long-term capital commitments prior to completion of construction. To date, the Company has entered into contracts with five carriers, including Brooks Fiber (now owned by WorldCom), Teleport (expected to be acquired by AT&T), MCI (expected to be acquired by WorldCom), Sprint and Global NAPs, Inc., a regional ISP.

     Reduce Construction and Operating Costs. The Company is reducing the construction and operating costs of the NEON system in order to offer its customers competitive prices while maximizing its operating margins and return on investment. The Company is using primarily pre-existing electric utility transmission and distribution infrastructure, including towers, poles, ducts and conduits, in the construction of the NEON system, which reduces the need to obtain local permits, conduct surveys, install conduits and ducts and erect towers and poles prior to installation. In addition, the Company's electric utility ROWs typically provide easy and safe access to the fiber cable for low cost maintenance and repair. The Company is also installing high fiber count cable in the NEON system--64 to 96 fiber optic strands per cable in the routes currently under construction and is planning to install cable with up to 144 to 432 fiber optic strands on future installations, depending on the anticipated demand for a particular route and the Company's ROW agreements. This high fiber count reduces the Company's fiber cost per mile and provides reserve capacity, which will reduce the cost of providing additional services in the future. The Company's newly-constructed network also provides significant operating and maintenance cost advantages because of the high quality, advanced fiber optic technology utilized by the NEON system.

     Establish a Reliable, Technologically Advanced Network. The Company believes that the characteristics of its network will allow it to meet its customers' demands for reliability and high capacity. The Company is constructing the NEON system utilizing bi-directional, self-healing SONET ring architecture primarily on electric utility ROWs, which allow for enhanced physical security and more geographic flexibility than other ROWs. The Company uses both non-zero dispersion shifted Truewave[RegTM] fiber and conventional single-mode fiber manufactured by Lucent Technologies Inc., which the Company believes to be the highest quality fiber optic cable available. The Company is also planning to use Nortel's DWDM optronics and forward error correction technology at high optical carrier ("OC") levels that enable the highest commercially available transmission capacity (OC-192) and data integrity level (10(-15) Bit Error Rate). The NEON system can also accommodate advanced communications applications such as Frame Relay, ATM and Internet Protocol.

     Focus on High Demand Northeast Market. The Northeast is one of the most densely-populated regions of the United States. The Company believes that the Northeast market, which in 1996 represented a $28.7 billion telephony services market and which the Company believes has one of the highest population densities and concentrations of businesses, universities, phone lines, personal computers and television sets in the country, is a region characterized by significant and growing demand for broadband communications infrastructure. The Company believes that the Northeast market is dependent in part upon antiquated telecommunications infrastructure currently lacking sufficient fiber optic capacity, route diversity and redundancy. The Company's strategy is to focus on serving the present and future needs of this market by constructing and operating a technologically advanced network offering (i) more capacity, (ii) enhanced capabilities, such as SONET ring architecture and route diversity, and
(iii) near-ubiquitous urban coverage.

     Capitalize on Management Experience. The Company's management team includes individuals with significant experience in the telecommunications and utility industries which will be important in the build-out and management of the NEON System. Victor Colantonio, the Company's founder and President, has 25 years of experience in the telecommunications industry. The Company's Chairman of the Board of Directors and Chief Executive Officer, Richard Crabtree, has 27 years of public utility company experience, including serving as Chief Financial Officer of CMP. William Fennell, the Company's Chief Financial Officer and Treasurer, held several positions at GTE Corporation over 16 years before becoming Chief Financial Officer of Philips Electronics Group of North America. James Mack, the Company's head of sales, has worked in the telecommunications industry since 1966 having held various sales positions at Bell Atlantic and NYNEX. The Company's head of operations, Michael Musen, has spent 18 years in telecommunications having previously worked at International Communications Services Corp., a provider of network services.

     Leverage Utility Relationships. The Company intends to continue to leverage its relationships with electric utilities, including NU and CMP, its principal stockholders. The Company directly benefits from these relationships for the following reasons: (i) the Company believes relationships with electric utilities enhance the Company's credibility with large carrier customers and facilitates new customer contracts with such carriers, (ii) the Company outsources substantially all of its engineering and design, routine maintenance and construction supervision requirements to these utilities, thereby increasing the Company's mission critical preparedness and the reliability of the Company's network and enhancing the Company's ability to respond to emergency repair needs, (iii) these utilities have significant resources and experience in the engineering and construction supervision of large transmission and distribution networks, and (iv) the Company's experience with these utilities creates opportunities to establish relationships with other electric utility companies. The Company is currently in the process of pursuing additional agreements with other electric utilities.


The NEON System

     The NEON system is a technologically-advanced, high-bandwidth, fiber optic network that the Company is constructing primarily using electric utility ROWs in the Northeast and that the Company intends to expand into a communications system serving numerous cities and towns in six states. The Company has completed construction of approximately 295 route miles, or approximately 19,500 fiber miles, of the NEON system as of June 30, 1998, and currently operates fiber optic routes from Portland, Maine to Nashua, New Hampshire and Springfield, Massachusetts to Hartford, Connecticut. The Company is currently engineering, constructing or acquiring additional routes in New York, Connecticut, Massachusetts, Rhode Island and New Hampshire, to create a continuous fiber optic link between New York City and Portland, Maine with access into and around Boston, Massachusetts and numerous other major service areas in the Northeast. These additional routes are expected to be completed in 1998 and will add approximately 500 route miles, or approximately 23,300 fiber miles, to the NEON system. The Company is planning to complete further expansion routes in 1999 into and around New York City and other metropolitan areas along the NEON system. Upon completion of routes currently planned, the NEON system will exceed 900 route miles or over 60,000 fiber miles, and will enable the Company to connect more than 540 cities and towns in six states and pass more than 200 POPs, tandem switches and central offices, which the Company believes serve over 18 million people and over 470,000 businesses.

     The following table lists the states through which the NEON system is expected to pass, the estimated route miles and fiber miles of the NEON system in each state, the estimated number of POPs, tandem switches and central offices passed by the NEON system, the estimated population of the service areas expected to be passed by the NEON system, the major service areas the Company expects to connect to the NEON system and the expected dates of completion:



                                                          Estimated
                                                          Number of
                                                         POPs, Tandem        Estimated
                           Estimated     Estimated       Switches and      Population of
                             Route         Fiber       Central Offices     Service Areas         Major          Expected
State                        Miles         Miles            Passed             Passed        Service Areas     Completion
-----------------------   -----------   -----------   -----------------   ---------------   ---------------   -----------
Connecticut ...........       271          17,502             62              2,990,000     Hartford           Completed
                                                                                            Stamford             1998
                                                                                            New London           1998
                                                                                            New Haven            1998
                                                                                            Bridgeport           1998
Maine .................        55           3,630             15                425,000     Portland           Completed
Massachusetts .........       235          14,842             55              4,750,000     Springfield        Completed
                                                                                            Boston             1998/1999
                                                                                            Amherst              1998
                                                                                            Framingham           1998
                                                                                            Lawrence             1999
New Hampshire .........       205          12,100             34                920,000     Nashua             Completed
                                                                                            Manchester         Completed
                                                                                            Dover              Completed
                                                                                            Portsmouth           1998
                                                                                            Keene                1998
New York ..............        94          15,000             25              8,190,000     Westchester        1998/1999
                                                                                            New York City      1998/1999
Rhode Island ..........        70             840             14                996,000     Providence           1998
                              ---          ------             --              ---------
 Total ................       930          63,914            205             18,271,000
                              ===          ======            ===             ==========

     The Company acquires its ROWs principally from electric utilities in the territory covered by the NEON system. The Company believes that such ROWs are superior to alternative ROWs available in the Northeast, because electric utility ROWs may provide near-ubiquitous urban coverage at lower cost and because deviations from other ROWs often entail significant expenditures and a lengthy and expensive community-by-community approval process. Furthermore, installing cable in electric utility ROWs is often safer, easier and faster, because the cable is placed in existing underground conduits and ducts or installed on existing towers and poles. With other ROWs cable must often be buried in trenches, a process often hampered by accommodating commuter rush hours, complying with stringent environmental laws, crossing water, trenching and blasting bedrock. In addition, using primarily electric utility ROWs, the NEON system has the potential to provide communications connections to nearly every building, business park and industrial complex in its urban service territory.

     The Company uses three cost-effective methods for installing its fiber optic cable and taking advantage of the pre-assembled and pre-existing electric utility infrastructure in the Company's ROWs, including utility transmission structures (towers) and distribution infrastructure (poles, civil works and conduit). The first is to replace existing ordinary ground wire (which is used to provide lightning protection atop utility structures) with optical phased ground wire ("OPGW"), which is custom-made for the Company and contains up to 96 fiber strands currently and will contain up to 144 fiber strands in future sheath designs. The second method is to install new all dielectric (non-conductive) self-support fiber optic cable ("ADSS") under the electrical conductors on electric transmission structures. ADSS is capable of carrying up to 288 fiber strands currently and is expected to carry up to 432 fiber strands in future designs. Finally, in underground utility conduits, the Company uses conventional optical cable made for underground conditions.


Advanced Technology

     The Company uses state-of-the-art technology in the NEON system. The NEON system consists of fiber optic communication paths, which allow for high speed, high quality transmission of voice, data and video communications. Fiber optic systems use laser-generated light waves to transmit voice, data and video in digital formats through ultra-thin strands of glass. Fiber optic systems are generally characterized by large circuit capacity, are resistant to external signal interference and directly interface to digital switching equipment or digital microwave systems. The Company is currently installing fiber optic cable containing between 64 and 96 fiber optic strands and in the future may install up to 144 or 216 fiber optic strands per cable depending on anticipated demand for the particular route and the number of fiber optic strands allowed by the Company's ROW agreements. Each of these fiber optic strands is capable of transmitting significantly greater bandwidth than traditional analog copper cables. Using current fiber optic transmission optronics, a single pair of fiber optic strands used by the Company's network can transmit up to 10 gigabits of data per second or the equivalent of approximately 129,000 simultaneous voice conversations. The Company believes that continuing developments in compression technology and multiplexing equipment will increase the capacity of each fiber optic strand, thereby providing more bandwidth carrying capacity at attractive incremental costs.

     The technologies employed by the Company in the construction and operation of the NEON system include Lucent's non-zero dispersion shifted fiber and Nortel's DWDM optronics possessing forward error correction technology at high OC levels that enable the highest commercially available capacity transmission (OC-192) and data integrity level (10(-15) Bit Error Rate). The Company believes that the advanced technical operating characteristics of the NEON system will enable it to provide highly reliable services to its customers at low costs by permitting higher capacity transmission over longer distances between regeneration and amplifier facilities than can be provided by less advanced fiber systems.

     The Company offers end-to-end fiber optic capacity utilizing bi-directional SONET ring architecture, which has the ability to route customer traffic in two directions around a ring design thereby minimizing service interruptions due to fiber cuts. Currently, the NEON system is continuously monitored to maintain quality control on a 24-hour basis and to alert the Company of any degradation of signal or loss of fiber capacity, and to pinpoint the location of such difficulty and enable the Company to repair or replace impaired fiber quickly.


Right-of-Way Agreements

     The following is a summary of the Company's agreements that provide for most of the ROWs currently used in the NEON system.


    NU Agreements
     In 1994 and 1995, the Company entered into a series of agreements (as subsequently amended and restated in February 1998, the "NU Agreements") with the three principal operating subsidiaries of NU concerning the provision of ROWs along electric utility towers and inside urban electric utility ducts. Pursuant to the NU Agreements, the Company acquired indefeasible rights of use ("IRUs") in fiber optic filaments placed along NU's ROWs prior to February 1998 and acquired ownership of fiber optic filaments placed along NU's ROWs subsequent to February 1998 (collectively, the "NU System"). NU and the Company both agreed to use their best efforts to complete installation of the NU System by September 1999. The Company agreed to pay the cost of installing the cable and to utilize NU's engineering staff in carrying out the installation. Under the NU Agreements, the Company agreed to pay to NU mileage-based annual fees and a percentage of the gross revenues that the Company generates on the portion of the NEON system located on NU ROWs.

     A portion of the NU System, comprised of 12 fibers within the cable, has been set aside for NU's use ("NUNet"). NU may lease these fibers to third parties, provided that prior to September 2001, NU is not permitted to assign any fibers or resell capacity on NUNet to certain specified carriers except for certain limited purposes. After September 2001, NU will be free to use NUNet to compete with the Company.

     Under the NU Agreements, if any proposed segment of the NEON system's route requires material modifications or unusual expense to make it available for the Company's fiber, or if NU withdraws any segment from the route in order to give priority to electrical services, the Company has the right to designate additional or alternative route segments, subject to NU's approval, which shall not be withheld unless such additional or alternative segments would materially adversely affect NU's ability to provide reliable electric service, cause or create safety problems or would not be feasible for structural reasons. If NU desires to create new route segments in order to extend the NU System, the Company has a right of first refusal on the provision of any such segments. If NU obtains such segments from third parties, NU has agreed to use its best efforts to obtain for the Company the unimpeded use of not less than 12 usable single mode fibers in such segment on terms no less favorable than those provided to NU.

     The NU Agreements have an initial term of 30 years and expire in September 2024. Thereafter they automatically renew for five-year terms, unless one of the parties has given a one-year advance notice of termination. In the event that NU gives such a notice and terminates the NU Agreements, it must either, at its option, pay to the Company an amount equal to the fair market value of the NU System less NUNet or allow the Company to retain its IRUs and receive from the Company an annual payment equal to 10% of the Company's gross revenue from the NU System, which payment would be in addition to the other annual payments under the NU Agreements.

     In addition to the foregoing, the NU Agreements may be terminated by NU if the Company defaults in the performance of certain of its obligations under the NU Agreements, including the failure to establish NUNet by September 1999, the failure to obtain and maintain all necessary government permits, licenses, franchises and approvals, and the failure to pay amounts due by it under the NU Agreements, subject in most cases to cure periods of between 30 and 90 days.


    CMP Agreement
     In January 1997, the Company entered into an agreement with CMP (the "CMP Agreement") in which CMP granted the Company a right of use in fiber optic filaments within a cable along a certain route in CMP's service territory (the "CMP System"). CMP and the Company both agreed to use their best efforts to complete installation of the CMP System by January 1999. The Company has the right to install additional cable in CMP's service territory, subject to the approval of CMP, which must not be unreasonably withheld. The Company is obligated to pay the cost of installing the cable.

     In exchange for the rights of use, the Company agreed to pay to CMP an annual fee beginning, with regard to any particular route segment, in the first calendar year following the installation date for such route segment (the "Installation Date").

     The Company's rights of use do not apply to 6 fibers that have been set aside for CMP's use ("CMPNet"). CMP may use these fibers for its own business purposes, but may not lease them to third parties prior to the seventh anniversary of any given Installation Date. After such seven-year period, to the extent that CMP has excess capacity on CMPNet, CMP is required to negotiate in good faith with the Company to provide such excess capacity to the Company before making it available to third parties. If the Company does not enter into an agreement with CMP with respect to such excess capacity, CMP will be able to use such capacity to compete with the Company.

     The CMP Agreement has an initial term of 30 years and expires in January 2027. Thereafter it is renewable at the option of the Company for an additional ten-year term. In the event that the Company elects to renew the CMP Agreement, it must pay to CMP an annual payment equal to 10% of the Company's gross annual revenue from the CMP System, which payment would be in addition to the other annual payments under the CMP Agreement.

     In addition to the foregoing, the CMP Agreement may be terminated by CMP if the Company defaults in certain of its obligations under the CMP Agreement and such default is not cured within a designated cure period.


    Boston Agreements
     In July 1998, the Company entered into a Fiber Optic Lease Agreement with NEES Communications, Inc., a subsidiary of New England Electric System (the "NEES Com Agreement"), and a Fiber Optic Use Agreement with BecoCom, Inc., a subsidiary of Boston Edison Company (the "BecoCom Agreement"). Pursuant to the terms of these agreements, the Company acquired the right to use certain fibers (the "Company Fibers"), to be constructed and maintained by NEES Communications and BecoCom, respectively, on a route running from Hudson, New

Hampshire to Boston, Massachusetts terminating at the Company's POP and Company-targeted carrier centers. Under the terms of these agreements, the Company is required to pay a monthly fee, and has agreed to share a portion of the revenue generated from the use of the Company Fibers (in excess of a base revenue amount specified in each agreement). The Company Fibers are expected to be available by December 31, 1998. Both the NEES Com Agreement and the BecoCom Agreement have an initial term of 20 years, with the potential to negotiate for up to two additional, consecutive five-year extensions. Although the BecoCom Agreement permits the Company to grant capacity to third parties, the Company may not use the Company Fibers under the BecoCom Agreement to handle local point to point services within the service area generally prescribed as the Boston Edison service territory. Nothing, however, precludes the Company from acquiring other sources for local point to point services.


    Other Agreements
     In July 1998, the Company entered into an IRU agreement (the "Qwest Agreement") with Qwest Communications Corporation ("Qwest") in which Qwest agreed to grant the Company an IRU in certain fibers along a route to be constructed between Boston and New York City (the "Boston-New York Segment"). In consideration of such grant, the Company agreed to pay to Qwest an IRU fee in a series of installments. The Boston-New York Segment is expected to become available to the Company by December 31, 1998. Although the Qwest Agreement permits the Company to grant capacity in lit fiber to third parties, the Company may not grant IRUs in dark fiber to third parties for five years following the availability date of the Boston-New York Segment. The term of the Qwest Agreement is for approximately 20 years; provided, however, that the Qwest Agreement may be terminated at any time upon the occurrence of certain uncured defaults by the Company or the loss of certain underlying rights held by Qwest or other parties upon whom Qwest depends for its rights in the fiber.

     The Company also has a number of agreements with Bell Atlantic to use certain ROWs along pole lines and within ducts in various areas throughout the Northeast to supplement its primary means of procuring ROWs.


    Payments under Right-of-Way Agreements
     The aggregate amount accrued by the Company under its agreements that provide for its ROWs used in the NEON system was $350,400, $435,100 and $158,000 for the years ended December 31, 1996 and 1997 and the three-month period ended March 31, 1998, respectively.


Services

     The Company generally leases high capacity transmission services for use by various communications carriers. The Company's customers include facilities-based carriers that require transmission capacity where they have geographic gaps in their facilities, need additional capacity or require alternative or redundant routing, and non-facilities-based carriers requiring transmission capacity to carry their customers' telecommunications traffic.

     The Company currently leases dark fiber and lit fiber, as described below, and has also reserved fibers for future uses.


    Dark Fiber
     The leasing of dark fiber allows a carrier to interconnect any two or more specific points on the NEON system. This product requires the Company to install a fiber optic patch panel ("FOPP"), which is the minimal customer premise equipment installed by the Company. Dark fiber leases allow a carrier to install its own optronic equipment and to use as much or as little capacity as it desires and to customize its capacity with feature rich technology and its network protocols that differentiate that carrier's product offerings from others. As a result, the carrier can deploy the dark fiber for whatever purpose it chooses while the Company remains transparent to the carrier's end-user.

     Whenever possible, the carrier customer is restricted from using the dark fibers for purposes other than supporting its own customers. To date, the Company has placed restrictions on the transfer or assignment of the leased fiber from one carrier to another. In addition, the lease prohibits carriers from accessing its leased fibers at any point other than those designated in the lease; therefore carriers cannot add additional traffic or draw off traffic along the path.


    Lit Fiber
     Pursuant to its leases with its customers, the Company provides a specific amount of capacity between any two or more points on the NEON system as specified by the carrier. Lit services involve the installation of optronic terminals by the Company, to the carrier's specifications, that "light" the fiber and transmit/receive capacity on the network. The Company intends to provide lit transport capacity initially at SONET OC-3, OC-12, OC-48 and higher rates. In the future the Company intends to provide carriers with services at the lower DS-3 and, potentially, DS-1 levels.



    Reserved Fiber
     Part of the Company's strategy is to reserve approximately one-third of the fibers comprising the NEON system in order to have the capacity necessary to take advantage of changes in telecommunications technology and services and to meet future anticipated market demand. The Company believes that continuing improvements in telecommunications technology will alter the way in which such services are provided as well as the level of demand for such services. These changes include developments in compression and multiplexing technology, as well as changes in communications protocols. These changes will likely effect a change in the nature of services provided by the Company's customers and, thereby, a change in the nature of the services provided by the Company. In addition, such changes may open new opportunities for the Company, including opportunities to serve new classes of customers. Because the exact nature and effect of such changes are, at present, difficult to measure, the Company believes it prudent to retain capacity that is not committed to any particular use or technology but can be brought out of reserve when the impact of such technological changes becomes clear. In the meantime, the Company may enter into short-term agreements with respect to such reserved capacity for the provision of its current services if such opportunities arise.


Sales and Marketing

     The Company's sales and marketing strategy includes positioning itself as the carriers' carrier of choice, emphasizing its capacity, reliability, rapid deployment, customer service, access in urban areas of its service territory and the cost advantages that will allow the Company to lease its fiber optic infrastructure at competitive prices. The Company intends to price its services below what the Company believes it would cost carriers to construct their own facilities or to obtain capacity from other sources.

     The Company believes that communications carriers will be attracted to the Company's dark fiber and lit fiber products. The contracts that the Company has signed to date arose as a result of management's long standing relationships in the telecommunications industry. The Company intends to leverage these relationships and increase customer scope and penetration through a dedicated sales force.


Customers

     The Company is targeting other telecommunications carriers as customers and does not intend to offer its services directly to end-users. The NEON system enables carriers to link geographically separated central offices and POPs with primary or redundant connections in their networks. The Company's facilities also enable carriers to connect their networks directly into the premises of the carriers' end-users.

     The Company currently has contracts with Brooks Fiber (now owned by WorldCom), Teleport (expected to be acquired by AT&T), MCI (expected to be acquired by WorldCom), Sprint and Global NAPs, Inc., a regional ISP. The terms of certain of these customer contracts are twenty years with varying lease rates to be paid monthly. The monthly lease rates cover dark fiber and/or lit fiber leased from the Company. In addition, the contracts typically provide for "outage related credits," a predetermined reduction or offset against the customer's lease rate when a customer's leased facility is non-operational or does not meet the customer's operating parameters, and also typically require the Company to maintain adequate insurance coverages, including product liability coverage. In addition, the Company is currently in the process of negotiating agreements with certain other major communications carriers. There can be no assurance that such agreements will be consummated or will be on terms as favorable to the Company as its existing agreements. The Company has received a letter from Sprint alleging that it may have incurred unspecified damages as a result of certain disclosures by the Company.

     The Company's potential carrier customer base includes the following classes of carriers:

   [bullet] Incumbent Local Exchange Carriers & Independent Telcos, such as
            Bell Atlantic, SNET, Standish Telephone Co. (ME), Wilton Telephone Company, Inc. (NH) and Saco River Telephone Co. (ME). ILECs typically require some interstate paths for internal communications, signal control and operator services. ILECs also require intrastate capacity to connect central offices to one another and to connect central offices to POPs and customer premises.

   [bullet] Facilities Based IXCs, such as AT&T, Sprint, MCI/WorldCom/LDDS,
            WilTel, Frontier, Qwest, IXC Communications, Inc., Cable & Wireless PLC, Level 3 Communications, Inc. and others. IXCs typically require
            (i) regional short-haul connectivity from their national backbone facilities to originate and terminate traffic deeper into the customer base, (ii) redundant routing to ensure reliability in their networks, and (iii) additional capacity for their customers as minutes-of-use and IP bandwidth requirements increase.

   [bullet] Competitive Local Exchange Carriers, such as WorldCom/Brooks Fiber,
            Teleport, WorldCom/MFS Communications Company, Inc., RCN Corporation, MCImetro, Intermedia Communications Inc., NextLink Communications, Inc., ICG Communications, Inc. and others. CLECs typically require interconnection between their local networks and extensions further into the community.

   [bullet] Internet Service Providers, such as MCI, GTE Corporation/BBN, Bell
            Atlantic, WorldCom/Gridnet, WorldCom/UUNet Technologies Incorporated, Sprint, RCN Corporation, HarvardNet, MediaOne and others. ISPs typically require distribution channels to IXC and LEC switches and interconnection to ISP switches.

   [bullet] Cable Television Companies and Video Carriers, such as MediaOne
            Group, Inc. (U S West, Inc.), Time Warner Inc., Cablevision Systems Corporation, Cox Communications, Inc., Vyvx, Public Broadcasting Service affiliates, broadcasters and others. Cable companies typically require fiber optic capacity to upgrade their systems to higher speed bandwidths, which allow them to increase the number of channels available, add interactive programming and Internet and data transfer capabilities and to consolidate head-end facilities. Broadcasters typically require inexpensive video paths to extend their reach to distant locations.

   [bullet] Wireless Communication Companies, such as SNET Links, Bell Atlantic
            Mobile, CellularOne, Sprint PCS, OmniPoint, AT&T Wireless, STV Group, Inc., WinStar Communications, Inc., NextWave Telecom Inc., NorthCoast, Opcse-Galloway, Personal Communications, ACC-PCS (TCG), Devon Mobile, Vtel Corporation and others. Wireless companies typically require land-based back-hauling of traffic from towers to their switches and also capacity between their switches with IXCs, POPs, and ILECs central offices.

   [bullet] Microwave Carriers, such as Eastern Microwave Inc./Intermedia
            Communications Inc. Microwave carriers typically require fiber optic capacity to replace microwave service as their primary source of communications capacity.


Supply Relationships

     The Company has entered into agreements and arrangements for the supply of equipment and services relating to the construction of the NEON system. In choosing its suppliers, the Company uses such criteria as the quality and performance of the product for the intended purpose, pricing, and the ability of the supplier to meet the Company's delivery schedule and technical support requirements. The Company purchases optronic network multiplexers and network services from Northern Telecom Ltd. ("Nortel"), and cable from Fitel/Lucent Technologies, Inc. ("Fitel") and FOCAS, Inc. ("FOCAS"). The cable purchased from Fitel and FOCAS includes Lucent's patented "TrueWave" fiber, which the Company believes contains certain favorable performance characteristics that reduce the Company's investment in signal enhancing network equipment. The Company believes that there are alternative suppliers or alternative components for all of the components contained in the NEON system. However, any delay or extended interruption in the supply of any of the key components, changes in the pricing arrangements with its suppliers and manufacturers or delay in transitioning a replacement supplier's product into the NEON system could disrupt the Company's operations and, if such disruption continued for an extended period of time, have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Suppliers."


Competition

     The telecommunications industry is highly competitive, and the Company faces substantial competition. Many of the Company's existing and potential competitors have financial, management and other resources that are substantially greater than those of the Company, as well as other competitive advantages, including established reputations in the communications market. See "Risk Factors--Competition."

     The Company is currently aware of communications carriers that own or lease fiber optic networks in New England (such as AT&T, MCI, Sprint, Bell Atlantic, SNET, WorldCom and Teleport) and of other carriers (such as IXC Communications, Qwest Communications International, Metromedia Fiber Network, Level 3 Communications and RCN) who are planning to own or lease additional networks which, if constructed, could employ advanced technology comparable to that of the NEON system.

     Qwest Communications International recently announced that it had acquired approximately 288 miles of fiber optic network between New York and Boston, connecting such cities as Providence and Greenhill in Rhode Island and New London, New Haven, Bridgeport and Stamford in Connecticut. Similarly, IXC Communications recently announced that it had acquired approximately 280 miles of fiber optic network between New York and Boston. Another company, RCN, is engaged in the construction of fiber optic networks in Boston and several surrounding communities and in New York City. The Company's customers and potential customers, such as AT&T, MCI and Sprint, also have facilities available to them in the region which could be used to compete with the Company. Development of fiber optic networks is also continuing on a national scale; for example, Frontier Corp. is currently in the midst of constructing a cross-continental long distance fiber optic network from Los Angeles to New York and Qwest Communications International is constructing a fiber-based national backbone network which will connect 115 metropolitan areas and span approximately 16,000 miles. In addition, other companies, including Level 3 Communications, are planning nationwide and regional networks of their own. These networks enable their owners either to operate dedicated facilities for themselves or to install excess fiber to lease to other communications carriers and large corporate, government or other customers seeking high-bandwidth capacity. Alternatively, some network owners, typically CLECs, may choose to use their infrastructure to provide switched voice and data services, competing directly with ILECs and IXCs. Currently, the Company does not provide such services or plan to provide such services. See "Risk Factors--Limited Nature of Company's Services."

     In the cities connected by the NEON system, the Company also faces significant competition from the ILECs, which currently dominate their respective local markets. In addition, the Company faces competition from CLECs and wireless competitors in the cities in which the Company plans to build its networks.

     Most communications carriers already own fiber optic cables as part of their communications networks, and each of these carriers could, and some do, compete directly with the Company in the market for leasing fiber capacity.

     Some local cable television companies have extensive coaxial cable networks in place that have been or could be further upgraded to fiber optic cable. To the extent that local cable television companies decide to equip their networks with fiber optic cable, they are potential direct competitors of the Company.

     The Company also faces potential competition from both NU and CMP, both of which have rights to use fibers in certain portions of the NEON system, which use may include competition with the Company. See "--Right-of-Way Agreements."


Properties

     The NEON system and its component assets are the principal properties currently owned by the Company or with respect to which the Company has an IRU. The Company owns substantially all of the communications equipment currently utilized in its business and holds certain ownership interests in the cable comprising the NEON system. The Company's installed fiber optic cable is laid along the various rights-of-way held by the Company. See "--Right-of-Way Agreements." Other fixed assets are located at various leased locations in geographic areas served by the Company.

     The Company's executive, administrative and sales offices are located at its principal office in Waltham, Massachusetts. The Company leases this space (approximately 4,375 square feet) under an agreement that expires in June 2000.



Reorganization

     The Company was incorporated in Massachusetts in July 1989 under the name "FiveCom, Inc." In May 1996, FiveCom LLC, an operating subsidiary majority-owned by the Company, was organized in Massachusetts. Also in May 1996, FiveCom LLC and Mode 1 Communications, Inc. ("Mode 1"), a subsidiary of NU, organized NECOM LLC in Massachusetts, with FiveCom LLC owning approximately 60%, and Mode 1 owning approximately 40% of the membership interests in NECOM LLC. In December 1996, FiveCom LLC and MaineCom Services ("MaineCom"), a wholly-owned subsidiary of CMP, organized FiveCom of Maine LLC in Massachusetts, with MaineCom owning 66.67%, and FiveCom LLC owning 33.33%, of the membership interests in FiveCom of Maine LLC.

     In order to simplify the corporate structure and in contemplation of the Offerings, the Company's major stockholders decided to reorganize the Company. In April 1998, prior to the Reorganization, CMP exercised its warrants to purchase 5,876 shares of membership interests in FiveCom LLC for an aggregate exercise price of $58.76 and in July 1998, (i) each of the minority members in FiveCom LLC (and each of Mode 1 and MaineCom) exchanged their membership interests in FiveCom LLC, NECOM LLC and FiveCom of Maine LLC, respectively, for shares of the Series B Convertible Preferred Stock of the Company; (ii) FiveCom LLC and NECOM LLC were each merged with and into a wholly-owned subsidiary of the Company; (iii) FiveCom of Maine LLC was merged into FiveCom of Maine, Inc., a wholly-owned subsidiary of the Company; and (iv) the Company was reincorporated in Delaware under the name "NorthEast Optic Network, Inc." and the Company's Certificate of Incorporation was amended and restated. The actions described in the preceding sentence are referred to in this Prospectus as the "Reorganization." The shares of membership interest in FiveCom LLC received by CMP upon exercise of its warrant were exchanged for 144,172 shares of the Series B Convertible Preferred Stock of the Company, which shares had an estimated value at the time of the Reorganization of approximately $4.3 million. Mr. Colantonio, the Company's President, and Mr. Musen, a Vice President of the Company, exchanged their membership interests in FiveCom LLC for 17,788 shares and 14,549 shares, respectively, of the Company's Series B Convertible Preferred Stock, which shares had an estimated aggregate value at the time of the Reorganization of approximately $542,000 and $443,000, respectively. The Company believes that the value of the membership interests exchanged in the Reorganization was equivalent to the value of the shares issued in respect of each such membership interest. See "Certain Transactions."



Regulation

     While the Company believes it is not directly subject to common carrier regulation (except to the extent is certified as a common carrier through its subsidiaries in Connecticut and New York), it is part of an industry that is highly regulated by federal, state and local governments whose regulatory actions are often subject to judicial modification. The Company has not been subject to such regulation because it has not offered its facilities to the general public nor indifferently for a fee, which would subject an entity to such regulation. In light of the changes that are occurring in the regulation of telecommunications, the Company cannot forecast whether or not it will be subject to additional regulation in the future. In Connecticut and New York the Company has petitioned to be recognized as a regulated telecommunications service provider because of the nature of its activities in, and the statutory provisions of, those two states; these subsidiaries, as authorized telecommunications service providers, would also be subject to certain federal law and regulation.


    Federal
     Federal regulation has the greatest impact on the telecommunications industry and has undergone major changes in the last two years as the result of the adoption by Congress of the Telecommunications Act of 1996 ("the 1996 Act") on February 8, 1996. The 1996 Act is the most comprehensive reform of the nation's telecommunications laws since the Communications Act was enacted. The 1996 Act imposes a number of access and interconnection requirements on telecommunications carriers and on all local exchange providers, including CLECs, with additional requirements imposed on ILECs. The 1996 Act provides a detailed list of items which are subject to these interconnection requirements, as well as a detailed set of duties for all affected carriers. All telecommunications carriers must interconnect with the facilities of other carriers and not install features that will interfere with the interoperability of networks. All LECs, including CLECs, have a duty to (i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, and nondiscriminatory access to telephone numbers, directory assistance, operator services and directory listings, (iv) provide access to poles, ducts, conduits and rights-of-way and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point at just, reasonable and nondiscriminatory rates, terms and conditions, (iii) offer retail services at wholesale prices for the use of telecommunication carriers, (iv) provide reasonable public notice of changes in the network or the information necessary to use the network or which affect interoperability and (v) provide for physical collocation. "Physical collocation" is an offering by an ILEC that enables another telecommunications carrier to enter the ILEC's premises to install, maintain and repair its own equipment that is necessary for interconnection or access to the ILEC's network elements. An ILEC must allocate reasonable amounts of space to telecommunications carriers on a first-come first-served basis. If space limitations or practical or technical reasons prohibit physical collocation, an ILEC must offer "virtual collocation," by which the other telecommunications carrier may specify ILEC equipment to be dedicated to its use and electronically monitor and control communications terminating in such equipment.

     The FCC adopted pricing and other guidelines to implement the interconnection provisions of the 1996 Act, but the 8th Circuit Court of Appeals vacated many of the FCC's guidelines. The Supreme Court has granted a writ of certiorari to review the 8th Circuit's decision and is expected to decide the case during its 1998-1999 term. The responsibility for setting pricing and other guidelines with respect to interconnection has thus been left up to the individual state public service commissions. It is expected that varying pricing and guidelines will emerge from state to state and some of these guidelines may eventually have an indirect adverse effect on the Company's business.

     Aside from the impact of the 1996 Act, the Company believes federal regulation does not affect the Company directly because the Company is not currently regulated as a common carrier under federal law. Federal telecommunications law imposes special legal requirements on "common carriers" who engage in "interstate or foreign communication by wire or radio for hire." The Company believes that the leasing of fiber facilities does not constitute engaging in the transmission of "communications by wire or radio" and therefore is not subject to these legal requirements. However, this conclusion could be affected by the FCC's review of its earlier decision, on remand from the U.S. Court of Appeals for the District of Columbia Circuit, that local exchange carriers offered dark fiber on a common carrier basis. In any event, the Company does not intend to offer its fiber facilities as a common carrier. Common carriers are those who offer telecommunications services directly to the public for a fee. The Company does not intend to offer its fiber capacity in this manner, but instead intends to enter into individual agreements on a selective basis with prospective lessees of its fiber facilities. The Company therefore does not believe that its fiber offerings are subject to the common carrier provisions of the Communications Act. These conclusions reflect the Company's view that there is no material difference from a regulatory perspective between the leasing of dark and lit fiber, both of which are offered by the Company. There is no assurance that the FCC may not take the position that in making fiber transmission capable, in the case of lit fiber, the leasing of such fiber is subject to regulation under the Communication Act or that even the offering of dark fiber itself is subject to regulation.

     As indicated above, the two subsidiaries of the Company which have applied for authority to provide telecommunications services on a common carrier basis in New York and Connecticut will be subject to regulation under the Communications Act.

     In addition to regulation of common carriers, federal telecommunications law also imposes special legal requirements on "telecommunications carriers." The law essentially defines "telecommunications carriers" as those offering certain telecommunication services "directly to the public" or such classes of users as to be effectively available directly to the public, regardless of the facilities used. The Company therefore believes that a company has to be a common carrier in order to be considered a telecommunications carrier. For the reasons stated above, the Company believes that it is not a common carrier and therefore that it is also not a telecommunications carrier with respect to its fiber capacity leases. Nevertheless, the law is not entirely clear as to, and the FCC has not definitively addressed whether, the term "telecommunications carriers" is meant to encompass only common carriers, and therefore whether a provider of fiber facilities on an individualized basis, like the Company, is a "common carrier" or "telecommunications carrier." The FCC has been petitioned by certain railroad, power and telecommunications associations, none of which are affiliated with the Company, to clarify the status of fiber providers in this respect. The FCC's pending remand, described above, could also definitively address the application of these requirements to the Company. If the agency decides that such companies are telecommunications carriers or common carriers, then the Company would be subject to certain regulatory requirements, which could have a material adverse effect on the Company.

     If the Company were deemed to be a common carrier it would be required, with respect to its telecommunications services, to (1) provide such services indiscriminately upon any reasonable request; (2) charge rates and adopt practices, classifications and regulations that are just and reasonable; (3) avoid unreasonable discrimination in charges, practices, regulations, facilities and services; (4) ensure that its services are accessible to and usable by persons with disabilities; (5) pay into federal funds for Telecommunications Relay Services and the North American Numbering Administration; (6) assure that its networks comply with the requirements of the Communications Assistance for Law Enforcement Act; (7) be subject to government oversight and limitations on its transactions with affiliates; (8) limit its use of Customer Proprietory Network Information (CPNI) to provisioning of the services in connection with which the CPNI was obtained; (9) be subject to the complaint process at the FCC; and comply with various reporting, regulatory fee payment and other requirements. The Company might also be required to file tariffs setting forth the rates for its services. These regulatory requirements could impose substantial burdens on the Company.


     If the Company's offering of fiber facilities were deemed to constitute a "telecommunications service," or the provision of "telecommunications" for a fee (unless deemed de minimis) then its revenues from fiber leases to end users (but not to most other telecommunication carriers) would become subject to assessment for the FCC's Universal Service Fund, a fund that was established by the FCC pursuant to the 1996 Act to assist in ensuring the universal availability of basic telecommunications services at affordable prices. The Company may be subject to this assessment even if it is found to not be a common carrier and only provides service on a private contractual basis or through the leasing of excess capacity to end-users. This assessment could create a liability equal to a percentage of the gross revenues from these leases although the FCC has not announced what the annual assessment will be (the Company anticipates, based on quarterly contribution factors as of May 1998 that the annual rate of assessment will be approximately 4.5% of gross interstate end-user revenues for the year 1998, and may be higher in subsequent years). The Company also may be liable for assessments by state commissions for state universal service programs. The Company does not anticipate that its aggregate liability for these universal service programs would be material. In addition, since the revenues of the Company's competitors will be subject to comparable assessments; this should not reduce the Company's competitiveness.


     Federal telecommunications law may also affect the Company's business by virtue of the inter-relationships that exist among the Company and ILECs and IXCs. For example, the FCC recently issued an order requiring, among other things, that common line access fees charged to IXCs, which previously amounted to more than what was necessary to recover the costs of providing access, shift from being usage driven to a fixed flat cost-based structure. While it is not possible to predict the precise effect the access charge changes will have on the Company's business or financial condition, the reforms will reduce access charges paid by IXCs, likely eliminating one of the principal disincentives for use of ILEC facilities by IXCs, which could have a material adverse effect on the use of the Company's fiber optic telecommunications networks by IXCs.


     The FCC has responsibility under the 1996 Act's interconnection provisions to determine what elements of an ILEC's network must be provided to competitors on an unbundled basis. The FCC has decided not to declare fiber an unbundled network element under these provisions. This decision is currently subject to petitions for reconsideration before the FCC. An FCC decision to alter this decision on reconsideration could decrease the demand for fiber provided by the Company. In addition, the FCC has announced that state commissions may decide to add network elements to the FCC's list of elements that are required to be unbundled by all carriers throughout the country.


    State
     The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. In addition, under current FCC policies, any dedicated transmission service or facility that is used more than 10% of the time for the purpose of interstate or foreign communication is subject to FCC jurisdiction to the exclusion of any state regulation. Notwithstanding these prohibitions and limitations, states regulate telecommunications services, including through certification of providers of intrastate services, regulation of intrastate rates and service offerings, and other regulations and retain jurisdiction under the 1996 Act to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services and safeguard the rights of consumers. Accordingly, the degree of state involvement in local telecommunications services may be substantial.


     The state regulatory environment varies substantially from state to state. At present, the Company does not anticipate that the regulatory requirements to which it will be subject in Connecticut, Maine, Massachusetts, New Hampshire, New York and Rhode Island will have any material adverse effect on its operations. In some jurisdictions, the Company's pricing flexibility for intrastate services may be limited because of regulation, although the Company's direct competitors will be subject to similar restrictions. However, there can be no assurance that future regulatory, judicial, or legislative action will not have a material adverse effect on the Company.

     In arbitrating interconnection agreements under the 1996 Act between ILECs and their potential competitors, some state commissions have considered whether fiber should be an unbundled network element. The New York Public Service Commission determined that it would not require NYNEX Corporation to provide fiber as an unbundled network element. State commissions in Florida, Maryland, North Carolina, and Virginia have either refused to require the ILECs to offer fiber to competitors, or have stated that the issue would be addressed at a later time. On the other hand, state commissions in Illinois, Massachusetts, Arizona, Georgia, Minnesota, Ohio, Oregon and Tennessee have found fiber to be a network element and required the ILECs to offer it on an unbundled basis to CLECs. There can be no assurance that these requirements, and the associated pricing methodologies, where applicable will not reduce the demand for fiber provided by the Company.

     The Company has determined that there are advantages to having certain of its subsidiaries subject to state regulation in Connecticut and New York. As a regulated carrier in those two jurisdictions, these subsidiaries will have access to poles and rights of way for its fiber lines that would not be available to it as an unregulated lessor of fiber. Two subsidiaries of the Company have, therefore, recently filed petitions in those two states requesting authority to provide telecommunications services. The Company anticipates that based on past practices these petitions will be granted within the next three or four months. As a result, these subsidiaries will incur certain costs to comply with regulatory requirements such as the filing of tariffs, submission of periodic financial and operational reports to regulators, and payment of regulatory fees and assessments in Connecticut and New York.


    Local
     In addition to federal and state laws, local governments exercise legal authority that may impact the Company's business. For example, local governments, such as the City of Boston and the City of New York, typically retain the ability to license public rights-of-way, subject to the limitation that local governments may not prohibit persons from providing telecommunications services. Local authorities affect the timing and costs associated with the Company's use of public rights-of-way. These regulations may have an adverse effect on the Company's business.


Employees

     As of June 30, 1998, the Company employed 13 people. The Company's employees are not represented by any labor union. The Company considers its relationship with employees to be satisfactory.

                                  MANAGEMENT


Executive Officers and Directors

     The executive officers and directors of the Company and their ages as of May 20, 1998 are as follows:



              Name                 Age                        Position
-------------------------------   -----   ------------------------------------------------
Richard A. Crabtree ...........    51     Chairman of the Board of Directors and Chief
                                          Executive Officer
Victor Colantonio .............    50     Chairman of the Company, President and Director
William F. Fennell ............    53     Chief Financial Officer and Treasurer
James D. Mack, Jr. ............    53     Vice President, Sales
Michael A. Musen ..............    49     Vice President, Operations and Secretary
John H. Forsgren ..............    51     Director (1)
David Marsh ...................    50     Director (2)
F. Michael McClain ............    48     Director (1)
Gary D. Simon .................    49     Director (2)
Katherine D. Courage ..........    40     Director-designee

------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

Richard A. Crabtree has been a member of the Board of Directors since 1996 and was elected Chief Executive Officer and Chairman of the Board of Directors in May 1997. From 1971 to May 1997, Mr. Crabtree held various positions at Central Maine Power Company, including Senior Vice President and Chief Financial Officer, Senior Vice President, Customer Service and Vice President, Retail Operations. Mr. Crabtree also serves as President of MaineCom, a wholly-owned subsidiary of Central Maine Power Company.

Victor Colantonio, the Company's founder and the Chairman and President of the Company, has been a director of the Company since 1989. Prior to founding the Company, from 1987 to 1991 Mr. Colantonio was president of International Communications Services Corp., a provider of network services to New England Telephone Company, AT&T and others. He served as President of Ireland-based Murray International from 1986 to 1987, where he sold network services to SNET, LiTel, MCI, Sprint and others. From 1983 to 1986, Mr. Colantonio served as Director of Marketing for Tele-Engineering Corp., an advanced WAN/LAN developer and video switch and ad-insertion manufacturer, and in such capacity he secured contracts with, among others, USAF Logistic Command, U.S. Navy Underwater Signal Command and NASA.

William F. Fennell joined the Company in August 1996 and became its Chief Financial Officer and Treasurer in May 1997. From October 1986 to January 1996, Mr. Fennell was Chief Financial Officer of Philips Electronics Group of North America, a manufacturer and distributor of electronic and electrical products. From 1970 to 1986, Mr. Fennell served in various positions at GTE Corporation, including Director of Operations for the Communications Products Group.

James D. Mack, Jr. joined the Company in March 1998 as its Vice President, Sales. From March 1997 until joining the Company, Mr. Mack was General Manager of US Telecenters, an independent telecommunications dealer, representing Bell Atlantic, Nothern Telecom, GTE Corporation and Southwestern Bell. From 1966 until March 1997, Mr. Mack held various sales and marketing positions at Bell Atlantic/NYNEX Corporation (formerly NYNEX), including Branch Manager for NYNEX Systems Marketing.

Michael A. Musen has served as an officer of the Company since its inception, and became Vice President, Operations in 1996. Prior to joining the Company, Mr. Musen was Vice President of International Communications Services Corp.

John H. Forsgren has served as a Director of the Company since May 1998. Mr. Forsgren has served as Executive Vice President and Chief Financial Officer of Northeast Utilities and certain of its affiliates since February 1996.

From September 1996 to the present, he has served as a director of Connecticut Yankee Atomic Power Company. From January 1990 to July 1994, he served as Senior Vice President-Chief Financial Officer of Euro Disney (a division of the Walt Disney Company), and from December 1994 to January 1996, he was a Managing Director of Chase Manhattan Bank.

David E. Marsh has served as Director of the Company since May 1998. Since 1973, he has held various positions at Central Maine Power Company, including Treasurer, Senior Vice President of Finance, and his current position, Chief Financial Officer. Mr. Marsh also serves as director of Maine Yankee Atomic Power Company and as Chairman of the Boards of CMPI, MaineCom Union Water Power Company and Telesmart.

F. Michael McClain has served as a Director of the Company since May 1998. Mr. McClain has served as Vice President, Corporate Development of Central Maine Power Company since February 1998. From 1979 to December 1996 he was Group Vice President-Petroleum for Dead River Company, a petroleum and real estate company.

Gary D. Simon has served as a Director of the Company since May 1998. Mr. Simon has served as Senior Vice President-Strategy and Development for the Northeast Utilities System since April 1998. From 1989 to April 1998, he was Senior Director, Electric Power of Cambridge Energy Research Associates. From 1984 to 1989, Mr. Simon was Director of California Affairs and then Vice President of Marketing for El Paso Natural Gas Company. From 1981 to 1984, he served as President of Sigma Group, an economics consulting and project development company which he founded in 1981.

There are no family relationships among any of the directors and executive officers of the Company.

Katherine D. Courage has consented to become a director of the Company upon the closing of the Offerings. Ms. Courage is a managing director in the Global Telecommunications and Media Group in the Investment Banking Department of Credit Suisse First Boston ("CSFB"), one of the underwriters of the Equity Offering and Debt Offering. Prior to joining CSFB in September 1996, Ms. Courage worked at Salomon Brothers, Inc for ten years where she was a managing director with responsibility for the Global Telecommunications Group. Ms. Courage also worked at Merrill Lynch & Co. in the corporate finance department.



Committees of the Board of Directors

     The Compensation Committee makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and administers certain aspects of the Company's incentive plans. See "--1998 Stock Incentive Plan." The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent public accountants.


Compensation of Directors

     The Company has no present plans to pay cash compensation to directors. The Company intends to reimburse directors for certain out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors or Committees thereof. In addition, the Company may issue options to the directors under the 1998 Stock Incentive Plan, which options would vest and become exercisable over time.


Executive Compensation

     The following table sets forth compensation paid to the Chief Executive Officer and each of the two other most highly compensated individuals who served as executive officers on December 31, 1997 and who received over $100,000 in compensation for services rendered to the Company in all capacities during the year ended December 31, 1997 (the "Named Executive Officers"):

                          Summary Compensation Table

                                                                                          Long-Term
                                                                                        Compensation
                                          1997 Annual Compensation                         Awards
                                --------------------------------------------            ------------
                                                                                Securities
                                                              Other Annual      Underlying        All Other
 Name and Principal Position     Salary($)     Bonus($)     Compensation($)     Options(#)     Compensation($)
-----------------------------   -----------   ----------   -----------------   ------------   ----------------
Richard A. Crabtree .........          --           --            --               --                --
 Chairman of the Board and
 Chief Executive Officer(1)
Victor Colantonio ...........     150,000        2,885            --               --                --
 Chairman of the Company,
 President and Director(2)
Michael A. Musen ............     112,000        2,154            --               --                --

 Vice President, Operations

------------
(1) During 1997, while serving as Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Crabtree was President of MaineCom, a wholly-owned subsidiary of CMP, which paid his salary and benefits. Therefore, the Company did not pay any compensation to Mr. Crabtree for his services in 1997; however, the Company reimbursed MaineCom $67,808 for Mr. Crabtree's services in 1997. Effective July 1, 1998, Mr. Crabtree became a full-time employee of the Company with an annual base salary of $200,000. In June 1998, the Board of Directors of the Company granted to him an option to purchase up to 649,628 shares of the Company's Common Stock, which becomes exercisable in three equal annual installments, beginning one year after the closing of the Offerings. The exercise price per share for such option is the price to the public of a share of Common Stock in the Equity Offering. In addition, Mr. Crabtree has an opportunity to earn an annual bonus, targeted at 35% of his salary. Upon the closing of the Offerings, the Company will pay a cash bonus of $500,000 to MaineCom in recognition of Mr. Crabtree's efforts on behalf of the Company while he was employed by MaineCom.

(2) In May 1998, the Board of Directors of the Company increased Mr. Colantonio's annual base salary to $200,000 effective upon the consummation of the Offerings and granted to him an option to purchase up to 649,628 shares of the Company's Common Stock, which becomes exercisable in four equal annual installments, with the first such installment becoming exercisable upon the closing of the Offerings. The exercise price per share for such option is the price to the public of a share of Common Stock in the Equity Offering. In addition, Mr. Colantonio has an opportunity to earn an annual bonus, targeted at 35% of his salary. In recognition of Mr. Colantonio's services to the Company in obtaining financing and establishing and maintaining the Company's utility and customer relationships, the Board of Directors determined that, upon the closing of the Offerings, Mr. Colantonio will be entitled to a cash bonus of $500,000. Pursuant to the terms of Mr. Colantonio's employment agreement with the Company, MaineCom transferred 42,310 shares of Series A Preferred Stock of the Company to Mr. Colantonio as of April 17, 1998. Mr. Colantonio may forfeit such shares if he voluntarily terminates employment with the Company prior to October 14, 2000. See "--Employment Agreements."



    Employment Agreements
     The Company has entered into an Employment Agreement, dated July 1, 1998, with Richard Crabtree. This agreement has an initial term expiring on December 31, 1998, and is extendable by mutual agreement of the parties for an additional three years. The Agreement provides for an annual base salary of not less than $200,000 per year, as well as an option to purchase 649,628 shares of Common Stock at an exercise price equal to the price to the public of a share of Common Stock in the Equity Offering, vesting in three equal annual installments beginning on the first anniversary of the closing of the Offerings. Pursuant to the Agreement, Mr. Crabtree is also entitled to participate in the Company's executive incentive plan and has an opportunity to earn an annual bonus, targeted at 35% of his base salary.

     The Company has entered into an Employment Agreement with Victor Colantonio, dated October 15, 1997, as amended. This Agreement has an initial term of three years and automatically extends for one-year terms thereafter unless either party gives written notice of its desire to terminate the agreement no later than the immediately preceding April 1. The Agreement provides for an annual base salary of not less than $150,000. If Mr. Colantonio's employment is terminated without cause after the occurrence of a "Change of Control" (as defined in the Agreement) of the Company, Mr. Colantonio will be entitled to receive a lump sum payment in an amount equal to 2.99 times his then-current base salary. Upon consummation of the Offerings, Mr. Colantonio's annual base salary will be increased to $200,000.

     The Company has entered into an Employment Agreement, dated July 1, 1998, with William Fennell. This Agreement has an initial term expiring on the later of the third anniversary of the execution date or the third anniversary of the closing of the Offerings. The Agreement provides for an annual base salary of not less than $125,000 per year, as well as an option to purchase 162,407 shares of Common Stock at an exercise price equal to the price to the public of a share of Common Stock in the Equity Offering, vesting in four equal installments beginning on the date of the closing of the Offerings and on each of the next three anniversaries of such date. Pursuant to the Agreement, Mr. Fennell is also entitled to participate in the Company's executive incentive plan and has an opportunity to earn an annual bonus, targeted at 25% of his base salary.

     The Company has also entered into employment agreements with James Mack, the Company's Vice President, Sales, and Michael Musen, the Company's Vice President, Operations, dated May 4, 1998 and September 29, 1994, respectively. The Company's agreement with Mr. Mack has a term of three years and provides that Mr. Mack will receive a base salary of at least $150,000 per year and bonus, awards, cash incentives and stock option incentives having an aggregate value of at least an additional $150,000 per year provided certain performance targets are met. Pursuant to the terms of this agreement, Mr. Mack was granted an option to purchase up to 162,407 shares of the Company's Common Stock, which become exercisable as to 50% of such shares beginning on April 30, 1999 and as to an additional 25% on each anniversary of such date. The exercise price per share is the price to the public of a share of Common Stock in the Equity Offering. The Company's agreement with Mr. Musen has a term of three years and renews automatically on an annual basis unless terminated by either party on at least 180 days' notice. The Agreement provides for an annual base salary of $112,000. In addition, in June 1998 the Board of Directors granted to Mr. Musen an option to purchase 40,601 shares of the Company's Common Stock, exercisable in full upon the closing of the Offerings, with an exercise price per share equal to the price to the public of a share of Common Stock in the Equity Offering.


    Option Grants
     The Company did not grant any options to the Named Executive Officers in 1997.


    Option Exercises and Options Outstanding
     None of the Named Executive Officers held any options as of December 31, 1997.


1998 Stock Incentive Plan

     The Company's 1998 Stock Incentive Plan (the "1998 Plan") was adopted by the Board of Directors on May 18, 1998 and approved by the Company's stockholders on May 26, 1998, and amended and restated by the Board of Directors and the stockholders on July 28, 1998. The 1998 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights (collectively "Awards"). Options may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant. Under present law, however, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options granted under the 1998 Plan typically will vest over time, subject to acceleration upon a Change in Control of the Company (as defined therein). Restricted stock awards entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Under the 1998 Plan, the Board has the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights. Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted Awards under the 1998 Plan.

     The 1998 Plan is administered by the Board of Directors. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1998 Plan and to interpret the provisions of the 1998 Plan. The Board has authorized the Compensation Committee to administer the granting of options to executive officers under the 1998 Plan.

     Upon consummation of the Equity Offering, a total of 2,436,105 shares will be reserved for issuance under the 1998 Plan, of which 1,705,272 shares will be subject to options granted to employees of the Company with an exercise price per share equal to the price to the public of a share of Common Stock in the Equity Offering. See "--Executive Compensation--Employment Agreements."


Compensation Committee Interlocks and Insider Participation

     During 1997, the Company had no compensation committee, and no officers, other than Messrs. Crabtree and Colantonio, who were also members of the Board of Directors, participated in deliberations of the Board of Directors concerning executive officer compensation. No interlocking relationship exists between any member of the Company's anticipated Compensation Committee and any member of any other company's board of directors or compensation committee.

                             CERTAIN TRANSACTIONS

     The Company has entered into certain agreements with NU and CMP, affiliates of which are major stockholders of the Company, relating to fiber optic facilities and services upon which the NEON system depends. See "Business--Right-of-Way Agreements." The Company believes that these agreements are on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. NU has waived right-of-way fees otherwise payable by the Company through 2004 in return for the Company's agreement to build the NEON system to certain NU facilities and to allow NU to use 12 fibers on designated route segments in the NU service territory.

     In July 1998, the Company entered into a Restructuring and Contribution Agreement with, inter alia, CMP, MaineCom (an affiliate of CMP) and Mode 1 (an affiliate of NU) relating to the restructuring of the Company. Pursuant to this Agreement, each of MaineCom and Mode 1 exchanged membership interests in subsidiaries of the Company for shares of the Series B Convertible Preferred Stock of the Company. In addition, pursuant to the Restructuring and Contribution Agreement, Mr. Colantonio, the Company's President, and Mr. Musen, the Company's Vice President, Operations, exchanged their membership interests in FiveCom LLC, a subsidiary of the Company, for shares of the Series B Convertible Preferred Stock of the Company. See "Business --Reorganization."

     During the years ended December 31, 1996 and 1997, the Company reimbursed CMP and/or MaineCom for personnel and construction costs related to activities of the Company. The amount paid to CMP totaled $310,591 and $725,000 for the years ended December 31, 1996 and 1997, respectively. Approximately $0 and $29,779 was included in accounts payable at December 31, 1996 and 1997, respectively.

     CMP and the Company are parties to a Tax Sharing Agreement pursuant to which CMP has included the Company in its consolidated federal income tax return since 1996. At December 31, 1996 and 1997, the amounts due under the Tax Sharing Agreement to the Company from CMP amounted to approximately $0 and $368,734, respectively, for current and deferred income tax benefits related to CMP's utilization of the Company's loss carryforwards. As a result of this arrangement, the Company has no loss carryforwards.

     The Company paid NU $3,719,404 in 1996 and $945,667 in 1997 for materials, labor and other contractor charges related to the construction of the NEON system. Approximately $357,100 and $494,500 was included in accounts payable at December 31, 1996 and 1997, respectively.

     CMP agreed to allow right-of-way payments otherwise payable by the Company to accrue so long as amounts borrowed by the Company from Peoples Heritage Savings Bank under a $1.6 million construction loan agreement were outstanding. The Company expects to repay the Peoples Heritage Savings Bank loan with the proceeds of the Offerings. The amount of right-of-way payments accrued through March 31, 1998 was approximately $120,000.

     For a description of certain employment agreements and other arrangements between the Company and its executive officers, see "Management--Executive Compensation."

     Upon the closing of the Offerings, the Company has agreed to pay a bonus of $500,000 to each of Mr. Colantonio and MaineCom. The payment to MaineCom is in recognition of the services provided by Mr. Crabtree, as an employee of MaineCom, to the Company.

     In October 1997, the Company entered into a Construction Loan Agreement with CMP, as amended in February 1998 and June 1998 (as amended, the "CMP Loan Agreement"). Pursuant to the terms of the CMP Loan Agreement, the Company may borrow up to $30 million to pay approved expenses related to the construction of the NEON system. Amounts borrowed by the Company bear interest at an annual interest rate equal to LIBOR plus 3%, and are secured by a first priority security interest in all of the Company's assets, including the Company's rights in the NEON system, except that part of the NEON system which is located in CMP's service territory, as to which CMP's security interest is subordinated to that of another lender. As of June 30, 1998, the Company had outstanding principal of approximately $17,875,000 under the CMP Loan Agreement. Amounts due under the CMP Loan Agreement are being paid in full with the proceeds of the Offerings. See "Use of Proceeds."

     Concurrently with the CMP Loan Agreement, CMP was issued warrants to purchase 5,876 shares of membership interest in FiveCom LLC with an exercise price of $.01 per share.

     MaineCom has certain rights with respect to the registration of its shares of the capital stock of the Company. See "Description of Capital
Stock--Registration Rights."

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's voting securities as of June 30, 1998, assuming exercise of options exercisable within 60 days of June 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each Selling Stockholder, (ii) each person who, to the knowledge of the Company, beneficially owns more than 5% of any class of the Company's voting securities;
(iii) each director of the Company; (iv) each Named Executive Officer of the Company; and (v) all directors and officers of the Company as a group.


                                               Shares of Common                                Shares of Common
                                              Stock Beneficially                           Stock Beneficially Owned
                                              Owned Prior to the            Number of            After the Equity
                                              Equity Offering(2)            Shares of             Offering(2)(3)
                                        ------------------------------     Common Stock    ------------------------
Name(1)                                       Number          Percent     Being Offered       Number       Percent
-------------------------------------   ------------------   ---------   ---------------   -----------   ----------
5% Stockholders
Central Maine Power Company
 83 Edison Drive
 Augusta, ME 04336 ..................        6,458,765(4)       53.5%        282,023        6,176,742        38.5%
Northeast Utilities
 107 Selden Street
 Berlin, CT 06037 ...................        4,992,015(5)       41.4%        217,977        4,774,038        29.7%
Executive Officers and Directors
Richard A. Crabtree(6)(7) ...........               --            --              --               --          --
Victor Colantonio(8) ................          293,122           2.4%             --          293,122         1.8%
William F. Fennell(9) ...............           40,601            *               --           40,601          *
James D. Mack, Jr. ..................               --            --
Michael A. Musen(10) ................          113,141            *               --          113,141          *
John H. Forsgren(11) ................               --            --              --               --          --
David E. Marsh(7) ...................               --            --              --               --          --
F. Michael McClain(7) ...............               --            --              --               --          --
Gary D. Simon(11) ...................               --            --              --               --          --
All executive officers and directors
 as a group (9 persons)(12) .........          446,864           3.6%             --          446,864         2.7%

------------
* Represents less than one percent of the outstanding Common Stock

 (1) The address of each person in the table other than Central Maine Power Company and Northeast Utilities is 391 Totten Pond Road, Suite 401, Waltham, Massachusetts.


 (2) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after June 30, 1998. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.


 (3) Assumes no exercise of the Underwriters' over-allotment option.


 (4) Consists of 360,430 shares held by CMP and 6,098,335 shares held by MaineCom, a wholly-owned subsidiary of CMP. Mr. Crabtree, the Chief Executive Officer and Chairman of the Board of Directors of the Company, is the President of MaineCom. Mr. Marsh, a director of the Company, is the Chief Financial Officer of CMP. Mr. McClain, a director of the Company, is the Vice President, Corporate Development of CMP. Each of Messrs. Crabtree, Marsh and McClain disclaims beneficial ownership of the shares held by MaineCom and CMP except to the extent of his pecuniary interest therein.

 (5) All shares beneficially owned by NU are held by Mode 1, a wholly-owned subsidiary of NU. Mr. Forsgren, a director of the Company, is an Executive Vice President and the Chief Financial Officer of NU. Mr. Simon, a director of the Company, is the Senior Vice President-Strategy and Development for Northeast Utilities Service Company, a service company affiliate of NU. Each of Messrs. Forsgren and Simon disclaims beneficial ownership of the shares held by Mode 1 except to the extent of his pecuniary interest therein.

 (6) Does not include 649,628 shares subject to options granted to Mr. Crabtree in May 1998. See "Management --Executive Compensation."

 (7) Does not include shares held by CMP and MaineCom.

 (8) Includes 162,407 shares subject to options granted to Mr. Colantonio in May 1998 exercisable within 60 days after June 30, 1998. See
     "Management--Executive Compensation."

 (9) Includes 40,601 shares subject to options granted to Mr. Fennell in May 1998 exercisable within 60 days after June 30, 1998. See
     "Management--Executive Compensation."

(10) Includes 40,601 shares subject to options granted to Mr. Musen in June 1998 exercisable within 60 days after June 30, 1998. See
     "Management--Executive Compensation."

(11) Does not include shares held by Mode 1.

(12) Does not include Katherine D. Courage, who will become a director of the Company following the completion of the Offerings. Ms. Courage is a managing director of Credit Suisse First Boston, one of the underwriters in this Offering. As of June 30, 1998, Ms. Courage did not beneficially own any shares of Common Stock of the Company.

                         DESCRIPTION OF CAPITAL STOCK

     As of March 31, 1998 (after giving effect to the Reorganization and the Preferred Stock Conversion), there were outstanding an aggregate of 12,062,735 shares of Common Stock held of record by 21 stockholders.


Common Stock

     The Company's Restated Certificate of Incorporation authorizes the issuance of up to 30,000,000 shares of Common Stock, $.01 par value per share. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Equity Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.


Preferred Stock

     The Restated Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of Preferred Stock, $.01 par value per share. Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.


Delaware Law and Certain Charter and Bylaw Provisions

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Under the Restated Certificate of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated Certificate of Incorporation further provides that special meetings of the stockholders may only be called by a Chairman of the Board of Directors or by the Board of Directors. Under the Company's Bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation contains provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.


Transfer Agent and Registrar

     The transfer agent and registrar for the Company's Common Stock is BankBoston, N.A.


Registration Rights

     In November 1995, the Company and MaineCom entered into a Stock Subscription Agreement, pursuant to which MaineCom purchased shares of the Company's Series B Convertible Preferred Stock. Pursuant to the terms of the Agreement, MaineCom has the right to have the shares of Common Stock issuable upon conversion of its shares of Series B Convertible Preferred Stock ("Registrable Securities") included in any registration statement filed by the Company relating to any public offering of the Company's Common Stock, except to the extent the number of such shares may be limited by the managing underwriter of any such offering. In addition, MaineCom may request that the Company register all or part of the Registrable Securities at any time at least 180 days after the effective date of a registered underwritten offering of the Company's Common Stock, provided that the anticipated aggregate net offering price for such securities is at least $10,000,000.

     In May 1996, the Company issued a warrant to Oppenheimer & Co., Inc. (now CIBC Oppenheimer Corp.) ("Oppenheimer"), relating to the right to purchase 65,167 shares of the Company's Series B Convertible Preferred Stock (the "Oppenheimer Warrant"). Pursuant to the terms of the Oppenheimer Warrant, upon Oppenheimer's request, the Company is required to include any securities issuable with respect to the Oppenheimer Warrant ("Oppenheimer Registrable Securities") in any registration statement filed by the Company (other than a Registration Statement on Form S-8) relating to any public offering of the Company's Common Stock. In addition, if requested by the holders of 50% of the Oppenheimer Registrable Securities, the Company is required to register such securities on a Registration Statement on Form S-3 when the Company becomes eligible to use such form. However, in lieu of either of the above-referenced registrations, the Company may purchase the Oppenheimer Registrable Securities for an amount in cash equal to 95% of the difference between (a) the last sale price of such securities on the day the request for registration is made and (b) the exercise price in effect for the Oppenheimer Warrant on such day.


Principal Stockholders Agreement

     CMP and NU have entered into an agreement dated May 20, 1998, whereby each such party agrees that, following the completion of the Offerings, it will not permit or cause the Company to (i) merge or consolidate, liquidate or dissolve, change its form of organization or sell, lease, exchange or transfer all or substantially all of its assets or (ii) seek bankruptcy protection or certain other protection from creditors, without the consent of both parties. In addition, each of NU and CMP has rights of first offer in connection with the proposed sale of Common Stock of the Company held by the other party and the option to purchase the shares of Common Stock of the Company held by the other party if such other party seeks bankruptcy protection or similar relief. After the closing of the Offerings, this agreement will remain in effect for so long as (a) NU owns at least 10% of the outstanding Common Stock of the Company, fully diluted and (b) the aggregate Common Stock of the Company owned by NU and CMP is at least 33-1/3% of the outstanding Common Stock of the Company, fully diluted.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     Concurrently with the Equity Offering, the Company is offering $180.0 million aggregate principal amount of its 12-3/4% Senior Notes Due 2008 pursuant to the Debt Offering. The following is a summary of certain terms of the Notes and is qualified in its entirety by reference to the Indenture (the "Indenture") relating to the Notes.

     The Notes will be senior unsecured (except to the extent of the Pledge Account and the Pledged Securities (each as defined in the Indenture)) obligations of the Company, and will mature on August 15, 2008. The Notes will pay interest semiannually each February 15 and August 15, commencing on February 15, 1999. Upon the closing of the Debt Offering, the Company will purchase U.S. government obligations in such amount as will be sufficient, upon receipt of scheduled interest and principal payments on such securities, to provide for payment in full of the first seven scheduled interest payments on the Notes. Such securities will be pledged as security for the benefit of the holders of the Notes.

     The Notes will not be redeemable prior to August 15, 2003. Thereafter, the Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time.

     Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

     The Indenture will contain certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) restrictions on distributions from certain subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (iv) sale or issuance of capital stock of certain subsidiaries,
(vii) liens and (viii) mergers, consolidations or transfers of assets.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Equity Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after the Equity Offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of the Equity Offering (based on shares outstanding at March 31, 1998), the Company will have outstanding an aggregate of 16,062,735 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 4,500,000 shares sold in the Equity Offering will be freely tradeable without restrictions or further registration under the Securities Act, unless such shares are purchased by an existing "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (an "Affiliate"). The remaining 11,562,735 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, 144(k) and 701, 11,159,995 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus and 402,740 shares will be eligible for sale upon expiration of their respective one-year holding periods.

     All officers, directors and principal stockholders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Credit Suisse First Boston Corporation, subject to certain limited exceptions. Credit Suisse First Boston Corporation currently has no plans to release any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Credit Suisse First Boston Corporation will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 160,627 shares immediately after the Equity Offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of the Equity Offering.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of the Equity Offering). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144 and (ii) by Affiliates, under Rule 144 without compliance with its one-year minimum holding period requirements.

     The Company has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Credit Suisse First Boston Corporation, subject to certain limited exceptions.

     Following the Equity Offering, the Company intends to file registration statements under the Securities Act covering approximately 2,436,105 shares of Common Stock issued and outstanding, subject to outstanding options or reserved for issuance under the Company's 1998 Plan. See "Management--1998 Stock Incentive Plan." Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or the contractual restrictions described above.

                    UNITED STATES FEDERAL TAX CONSEQUENCES

     The following is a summary of material United States federal income tax considerations relating to the ownership and disposition of Common Stock applicable to Non-United States Holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary does not address tax considerations that may be relevant to a particular investor in light of such investor's personal investment circumstances, nor does it address any tax consequences arising out of the laws of any state, local or foreign taxing jurisdiction.


Non-United States Holders

     A "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust not subject to United States federal income tax on a net income basis in respect of income or gain with respect to Common Stock. An individual may be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days during the calendar year and for an aggregate of 183 days during the calendar year and the two preceding calendar years (counting, for such purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an individual may be treated as a resident alien if he or she (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year.

     Each prospective Non-United States Holder is advised to consult its own tax advisor with respect to the tax consequences of owning and disposing of Common Stock.


Sale or Exchange of Common Stock

     A Non-United States Holder of Common Stock will generally not be subject to United States federal income tax or withholding tax on any gain realized on the sale or exchange of the Common Stock unless (1) the gain is effectively connected with a United States trade or business of the Non-United States Holder, (2) in the case of a Non-United States Holder who is an individual and holds Common Stock as a capital asset, such Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met, (3) such Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or (4) subject to the exceptions discussed below, the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Holder's holding period and certain other conditions are met.


United States Real Property Holding Corporations

     Under present law, a company is a United States real property holding corporation if (a) the fair market value of its United States real property interests is equal to or more than (b) 50% of the sum of the fair market value of its United States real property interests, its interests in real property located outside the United States, and its other assets which are used or held in a trade or business. Because of its investment in the communication network, the Company may be a United States real property holding corporation. If the Company is a "United States real property holding corporation," gain recognized on a disposition of the Common Stock by a Non-United States Holder would be subject to United States federal income tax unless (i) the Common Stock is "regularly traded on an established securities market" within the meaning of the Code and (ii) the Non-United States Holder disposing of Common Stock did not own, actually or constructively, at any time during the five-year period preceding the disposition, more than 5% of the Common Stock. It is anticipated that the Common Stock will be regularly traded on an established securities market.


Dividends

     Subject to the discussion below, any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under recently issued Treasury Regulations, however, Non-United States Holders of Common Stock who wish to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements. The new Treasury Regulations are effective for payments made after December 31, 1999. Dividends paid to a holder with an address within the United States generally will not be subject to withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from withholding tax. However, such effectively connected dividends are subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of a Trade or Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits, subject to certain adjustments.

     A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "IRS").


Backup Withholding and Information Reporting

     Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Unless the Company has actual knowledge that a holder is a non-United States person, dividends paid to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder is not an exempt recipient as defined in Treasury Regulation Section 1.6049-4(c)(1)(ii) (which includes corporations) and fails to provide a correct taxpayer identification number and other information to the Company. If paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will generally not be subject to the information reporting and backup withholding requirements. However, under recently issued Treasury Regulations, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. The new Treasury Regulations apply to dividend payments made after December 31, 1999.

     If the proceeds of the disposition of Common Stock by a Non-United States Holder are paid over, by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding at a rate of 31% unless the disposing holder certifies as to its name, address and status as a Non-United States Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the payment is made through an office outside the United States of a broker that is either (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes, or (iii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-United States Holder and that certain conditions are met or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to 31% backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                 UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated July 30, 1998 (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation and Warburg Dillon Read LLC are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:


                                                                     Number of
Underwriter                                                           Shares
----------------------------------------------------------------   ------------
   Credit Suisse First Boston Corporation ......................    1,775,453
   Warburg Dillon Read LLC .....................................    1,775,452
   ABN AMRO Incorporated .......................................       65,455
   CIBC Oppenheimer Corp. ......................................       65,455
   Donaldson, Lufkin & Jenrette Securities Corporation..........       65,455
   Everen Securities, Inc. .....................................       32,727
   Goldman, Sachs & Co. ........................................       65,455
   Hambrecht & Quist LLC .......................................       65,455
   Invemed Associates, Inc. ....................................       65,455
   Kaufman Bros., L.P. .........................................       32,727
   Kirkpatrick, Pettis, Smith, Polian Inc. .....................       32,727
   Merrill Lynch, Pierce, Fenner & Smith Incorporated ..........       65,455
   Morgan Stanley & Co. Incorporated ...........................       65,455
   NationsBanc Montgomery Securities LLC .......................       65,455
   Charles Schwab & Co., Inc. ..................................       65,455
   SG Cowen Securities Corporation .............................       65,455
   Smith Barney Inc. ...........................................       65,455
   Wedbush Morgan Securities ...................................       32,727
   Wheat First Securities, Inc. ................................       32,727
                                                                    ---------
     Total .....................................................    4,500,000
                                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of the Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring on the 30th day after the date of this Prospectus to purchase up to 675,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price set forth on the cover page of this Prospectus, and through the Representatives, to certain dealers (who may include the Underwriters) at such price less a concession of $0.51 per share and the Underwriters and such dealers may allow a discount of $0.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     Each of the Company and its officers, directors and principal stockholders have agreed, subject to certain exceptions, that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

     The Underwriters have reserved for sale at the initial public offering price up to 275,000 shares of the Common Stock for employees, directors and other persons with whom the Company has business relationships, including potential marketing or supply partners and other persons who have been supportive of the Company's efforts, who have expressed an interest in purchasing such shares of Common Stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The shares of Common Stock have been approved for listing on the Nasdaq National Market.

     Prior to the Equity Offering, there has been no public market for the Common Stock of the Company. The initial public offering price was determined through negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price were prevailing market conditions for initial public offerings, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Equity Offering at or above the initial public offering price.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Underwriters have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the number of shares of the Common Stock offered hereby.

                          NOTICE TO CANADIAN RESIDENTS


Resale Restrictions

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.


Representations of Purchasers

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."


Rights of Action (Ontario Purchasers)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


Enforcement of Legal Rights

     All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.


Notice to British Columbia Residents

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.


Taxation and Eligibility for Investment

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts. H&D Investments II, a partnership comprised of partners of Hale and Dorr LLP, owns 15,845 shares of Common Stock of the Company. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the securities being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, copies of which may be obtained upon payment of the fees prescribed by the Commission or examined without charge at (i) the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and (ii) the Commission's regional offices located at 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 75 Park Plaza, 14th Floor, New York, New York 10007. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance where such contract or other document is an exhibit to the Registration Statement, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         NORTHEAST OPTIC NETWORK, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                            Page
                                                                                           -----
Report of Independent Public Accountants ...............................................   F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and
 March 31, 1998 (unaudited) ............................................................   F-3
Consolidated Statements of Operations for the years ended
 December 31, 1995, 1996 and 1997 and for the three month periods
 ended March 31, 1997 and 1998 (unaudited) .............................................   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1995, 1996 and 1997 and for the three month period
 ended March 31, 1998 (unaudited) ......................................................   F-5
Consolidated Statements of Cash Flows for the years ended
 December 31, 1995, 1996 and 1997 and for the three month periods ended
 March 31, 1997 and 1998 (unaudited) ...................................................   F-6
Notes to Consolidated Financial Statements .............................................   F-8
Consolidated Pro Forma Financial Statements (unaudited) ................................   F-23
Consolidated Pro Forma Balance Sheet as of March 31, 1997 (unaudited) ..................   F-24
Consolidated Pro Forma Statements of Operations for the year ended December 31, 1997
 and for the three month period ended March 31, 1998 (unaudited) .......................   F-25
Notes to Consolidated Pro Forma Financial Statements (unaudited) .......................   F-26

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To NorthEast Optic Network, Inc.:

We have audited the accompanying consolidated balance sheets of NorthEast Optic Network, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthEast Optic Network, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



Boston, Massachusetts                                      ARTHUR ANDERSEN LLP
July 8, 1998

                         NORTHEAST OPTIC NETWORK, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                  December 31,
                                                                               1996            1997       March 31, 1998
                                                                         --------------- --------------- ---------------
                                                                                                           (Unaudited)
Assets
Current Assets:
 Cash and cash equivalents .............................................  $  4,864,925    $  1,098,452    $  1,232,254
 Accounts receivable ...................................................       125,540       1,034,391         168,740
 Refundable taxes from related party (Note 2) ..........................            --         368,734         495,375
 Prepaid expenses and other current assets .............................         4,853          13,572         109,893
                                                                          ------------    ------------    ------------
    Total current assets ...............................................     4,995,318       2,515,149       2,006,262
                                                                          ------------    ------------    ------------
Property and Equipment, at cost:
 Communications network ................................................            --      15,583,770      16,355,922
 Machinery and equipment ...............................................        51,390          54,927          72,118
 Motor vehicles ........................................................        29,426          29,426          29,426
 Furniture and fixtures ................................................         8,057          11,918          17,319
 Communications network construction in progress (Note 3) ..............    11,274,200       1,292,492       3,794,811
                                                                          ------------    ------------    ------------
                                                                            11,363,073      16,972,533      20,269,596
 Less--Accumulated depreciation ........................................        33,578         437,830         640,173
                                                                          ------------    ------------    ------------
                                                                            11,329,495      16,534,703      19,629,423
                                                                          ------------    ------------    ------------
Restricted Cash (Note 5) ...............................................            --         819,923         839,662
Intangible Assets, net (Notes 2 and 4)
 Prepaid right-of-way fees--related party ..............................            --       2,348,156       2,286,362
 Other .................................................................        44,850       1,243,069       1,421,963
                                                                          ------------    ------------    ------------
                                                                          $ 16,369,663    $ 23,461,000    $ 26,183,672
                                                                          ============    ============    ============
Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term obligations (Notes 2 and 5) ...........  $    380,142    $  1,982,911    $  1,949,936
 Accounts payable ......................................................       315,977         294,758         290,636
 Accounts payable construction in progress .............................       482,308       1,199,293       2,786,515
 Accrued expenses (Note 13) ............................................        32,243         571,493         409,135
 Accrued right-of-way fees--related party (Note 2) .....................       350,414         785,535         940,848
 Deferred revenue ......................................................       225,000       1,144,170       1,129,575
                                                                          ------------    ------------    ------------
    Total current liabilities ..........................................     1,786,084       5,978,160       7,506,645
                                                                          ------------    ------------    ------------
Deferred Tax Liability .................................................            --          61,000          86,192
                                                                          ------------    ------------    ------------
Note Payable to Related Party (Note 5) .................................            --       2,100,000       3,975,000
                                                                          ------------    ------------    ------------
Long-Term Obligations, less current maturities (Notes 2 and 5) .........       546,879         135,994          37,641
                                                                          ------------    ------------    ------------
Minority Interest in Consolidated Subsidiaries .........................     6,312,554       5,338,786       5,024,288
Commitments and Contingencies (Notes 5, 10 and 11)
CMP Warrant ............................................................            --         532,836         532,836
Stockholders' Equity:
 Series A convertible preferred stock, $.01 par value--
  Authorized--200,000 shares; 21,180, 78,324 and 78,324 shares issued and outstanding at December 31, 1996 and 1997 and
   March 31, 1998, respectively ........................................           212             783             783
 Series B convertible preferred stock, $.01 par value--
  Authorized--2,025,120 shares; 962,734 shares issued and
   outstanding .........................................................         9,627           9,627           9,627
 Common stock, $.01 par value--
  Authorized--4,000,000 shares; 284,828 shares issued and
   outstanding .........................................................         2,848           2,848           2,848
 Warrants ..............................................................         8,595           8,595           8,595
 Additional paid-in capital ............................................     9,267,683      11,817,216      11,817,216
 Accumulated deficit ...................................................    (1,564,819)     (2,524,845)     (2,817,999)
                                                                          ------------    ------------    ------------
    Total stockholders' equity .........................................     7,724,146       9,314,224       9,021,070
                                                                          ------------    ------------    ------------
                                                                          $ 16,369,663    $ 23,461,000    $ 26,183,672
                                                                          ============    ============    ============

The accompanying notes are an integral part of these consolidated financial statements.

                          NORTHEAST OPTIC NETWORK, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                                 Three Months Ended
                                                         Years Ended December 31,                     March 31,
                                                    1995           1996            1997           1997          1998
                                               ------------- --------------- --------------- ------------- -------------
                                                                                                     (Unaudited)
Revenues:
 Network service .............................  $       --    $         --    $    347,718    $       --    $  146,257
 Other service ...............................      42,598          13,773          46,986            --         5,106
                                                ----------    ------------    ------------    ----------    ----------
  Total revenues .............................      42,598          13,773         394,704            --       151,363
                                                ----------    ------------    ------------    ----------    ----------
Expenses:
 Cost of sales (includes right-of-way
  fees of approximately $0,
   $350,400, $435,100, $108,000 and
   $158,000, respectively, paid to
   related parties) (Notes 2 and 10) .........     104,223         260,619       1,137,943       108,358       247,386
 Selling, general and administrative
  (Note 2) ...................................     358,761         900,808       1,002,232       204,275       225,122
 Depreciation and amortization ...............      24,175          24,168         552,862        32,987       302,013
                                                ----------    ------------    ------------    ----------    ----------
  Total expenses .............................     487,159       1,185,595       2,693,037       345,620       774,521
                                                ----------    ------------    ------------    ----------    ----------
  Loss from operations .......................    (444,561)     (1,171,822)     (2,298,333)     (345,620)     (623,158)
                                                ----------    ------------    ------------    ----------    ----------
Interest Income (Expense):
 Interest income .............................          --         201,473         138,918        56,638        30,322
 Interest expense ............................     (42,401)        (75,635)       (141,811)           --       (91,816)
                                                ----------    ------------    ------------    ----------    ----------
  Total interest income (expense) ............     (42,401)        125,838          (2,893)       56,638       (61,494)
                                                ----------    ------------    ------------    ----------    ----------
  Loss before minority interest in
   subsidiaries' earnings and
   provision for (benefit from)
   income taxes ..............................    (486,962)     (1,045,984)     (2,301,226)     (288,982)     (684,652)
Minority Interest ............................          --         353,222       1,080,200       137,620       314,498
Provision for (Benefit From)
 Income Taxes ................................          --          16,000        (261,000)      (33,000)      (77,000)
                                                ----------    ------------    ------------    ----------    ----------
Net Loss .....................................  $ (486,962)   $   (708,762)   $   (960,026)   $ (118,362)   $ (293,154)
                                                ==========    ============    ============    ==========    ==========
Basic and Diluted Loss per Share .............  $    (1.71)   $      (2.49)   $      (3.37)   $    (0.42)   $    (1.03)
                                                ==========    ============    ============    ==========    ==========
Basic and Diluted Weighted Average
 Shares Outstanding ..........................     284,578         284,735         284,828       284,828       284,828
                                                ==========    ============    ============    ==========    ==========



       The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                                            Series A               Series B
                                     Convertible Preferred  Convertible Preferred
                                             Stock                  Stock               Common Stock
                                     ---------------------- ---------------------- ----------------------
                                      Number of   $.01 Par   Number of   $.01 Par   Number of   $.01 Par
                                        Shares      Value      Shares      Value      Shares      Value
                                     ----------- ---------- ----------- ---------- ----------- ----------
Balance, December 31, 1994 .........    21,180      $212           --     $   --     284,578     $2,846
 Issuance of common stock
  warrant ..........................        --        --           --         --          --         --
 Net loss ..........................        --        --           --         --          --         --
                                        ------      ----           --     ------     -------     ------
Balance, December 31, 1995 .........    21,180       212           --         --     284,578      2,846
 Issuance of Series B
  convertible preferred stock,
  net of issuance cost of
  $775,950 .........................        --        --      405,024      4,050          --         --
 Exercise of common stock
  options ..........................        --        --           --         --         250          2
 Issuance of common stock
  warrant ..........................        --        --           --         --          --         --
 Issuance of Series B
  convertible preferred stock               --        --      557,710      5,577          --         --
 Net loss ..........................        --        --           --         --          --         --
                                        ------      ----      -------     ------     -------     ------
Balance, December 31, 1996 .........    21,180       212      962,734      9,627     284,828      2,848
 Issuance of ownership
  interest .........................        --        --           --         --          --         --
 Issuance of Series A
  convertible preferred stock           57,144       571           --         --          --         --
 Net loss ..........................        --        --           --         --          --         --
                                        ------      ----      -------     ------     -------     ------
Balance, December 31, 1997 .........    78,324       783      962,734      9,627     284,828      2,848
 Net loss (unaudited) ..............        --        --           --         --          --         --
                                        ------      ----      -------     ------     -------     ------
Balance, March 31, 1998
 (unaudited) .......................    78,324      $783      962,734     $9,627     284,828     $2,848
                                        ======      ====      =======     ======     =======     ======



                                                  Additional                         Total
                                                    Paid-in      Accumulated     Stockholders'
                                      Warrants      Capital        Deficit      Equity (Deficit)
                                     ---------- -------------- --------------- -----------------
Balance, December 31, 1994 .........   $   --    $    52,786    $   (369,095)     $ (313,251)
 Issuance of common stock
  warrant ..........................       --            451              --             451
 Net loss ..........................       --             --        (486,962)       (486,962)
                                       ------    -----------    ------------      ----------
Balance, December 31, 1995 .........       --         53,237        (856,057)       (799,762)
 Issuance of Series B
  convertible preferred stock,
  net of issuance cost of
  $775,950 .........................       --      9,220,000              --       9,224,050
 Exercise of common stock
  options ..........................       --             23              --              25
 Issuance of common stock
  warrant ..........................    8,595             --              --           8,595
 Issuance of Series B
  convertible preferred stock              --         (5,577)             --              --
 Net loss ..........................       --             --        (708,762)       (708,762)
                                       ------    -----------    ------------      ----------
Balance, December 31, 1996 .........    8,595      9,267,683      (1,564,819)      7,724,146
 Issuance of ownership
  interest .........................       --      1,750,088              --       1,750,088
 Issuance of Series A
  convertible preferred stock              --        799,445              --         800,016
 Net loss ..........................       --             --        (960,026)       (960,026)
                                       ------    -----------    ------------      ----------
Balance, December 31, 1997 .........    8,595     11,817,216      (2,524,845)      9,314,224
 Net loss (unaudited) ..............       --             --        (293,154)       (293,154)
                                       ------    -----------    ------------      ----------
Balance, March 31, 1998
 (unaudited) .......................   $8,595    $11,817,216    $ (2,817,999)     $9,021,070
                                       ======    ===========    ============      ==========



       The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                  Years Ended December 31,                Three Months Ended March 31,
                                           1995             1996             1997             1997             1998
                                     ---------------- ---------------- ---------------- ---------------- ----------------
                                                                                                   (Unaudited)
Cash Flows from Operating Activities:
 Net loss ..........................   $   (486,962)    $   (708,762)    $   (960,026)    $   (118,362)    $   (293,154)
 Adjustments to reconcile net
   loss to net cash provided by
   (used in) operating
   activities--
   Accretion of long-term
    obligations ....................             --               --           26,642               --           26,642
   Warrants issued in connection
    with long-term obligations                  451               --               --               --               --
  Depreciation and amortization              24,175           24,168          552,862           32,987          302,013
  Changes in assets and
    liabilities--
   Accounts receivable .............         (4,912)        (120,628)        (908,851)           2,783          865,651
    Refundable taxes from
      related party ................             --               --         (368,734)              --         (126,641)
    Prepaid expenses and other
      current assets ...............        (98,905)         104,565           (8,719)           1,124          (96,321)
    Restricted cash ................             --               --         (819,923)        (800,000)         (19,739)
    Accounts payable ...............        (32,560)         315,977          (21,219)        (213,565)          (4,122)
    Accrued expenses ...............        185,517          197,140          974,371           67,968           (7,045)
    Deferred revenue ...............             --          225,000          919,170               --          (14,595)
    Deferred tax liability .........             --               --           61,000               --           25,192
                                       ------------     ------------     ------------     ------------     ------------
      Net cash provided by
       (used in) operating
       activities ..................       (413,196)          37,460         (553,427)      (1,027,065)         657,881
                                       ------------     ------------     ------------     ------------     ------------
Cash Flows from Investing
 Activities:
 Purchases of property and
   equipment .......................        (16,303)         (17,480)          (7,397)              --          (22,591)
 Purchases of communications
   network .........................     (4,580,598)      (6,693,602)      (5,602,062)      (3,981,620)      (3,274,471)
 Increase in intangible assets .....        (22,801)         (27,816)      (3,188,792)         (55,567)        (243,413)
                                       ------------     ------------     ------------     ------------     ------------
   Net cash used in investing
    activities .....................   $ (4,619,702)    $ (6,738,898)    $ (8,798,251)    $ (4,037,187)    $ (3,540,475)
                                       ------------     ------------     ------------     ------------     ------------



       The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

                                                  Years Ended December 31,            Three Months Ended March 31,
                                            1995           1996             1997            1997           1998
                                       ------------- ---------------- --------------- --------------- -------------
                                                                                               (Unaudited)
Cash Flows from Financing Activities:
 Increase (Decrease) in
   construction accounts payable        $3,843,430     $ (3,361,122)   $    716,985    $    229,294    $1,587,222
 Proceeds from issuance of
   long-term obligations .............   1,147,766               --       1,600,000       1,000,000            --
 Proceeds from note payable to
   related party .....................          --               --       2,100,000              --     1,875,000
 Payments on long-term
   obligations .......................     (47,896)        (618,621)       (408,116)        (90,772)     (131,328)
 Proceeds from issuance of
   ownership interest ................          --               --       1,750,088       1,750,088            --
 Proceeds from exercise of stock
   options ...........................          --               25              --              --            --
 Minority interest in subsidiary .....         ---        6,312,554        (973,768)        (31,189)     (314,498)
 Proceeds from sale of preferred
   stock, net ........................          --        9,232,645         800,016         800,035            --
                                        ----------     ------------    ------------    ------------    ----------
   Net cash provided by
    financing activities .............   4,943,300       11,565,481       5,585,205       3,657,456     3,016,396
                                        ----------     ------------    ------------    ------------    ----------
Net Increase (Decrease) in Cash
 and Cash Equivalents ................     (89,598)       4,864,043      (3,766,473)     (1,406,796)      133,802
Cash and Cash Equivalents,
 beginning of period .................      90,480              882       4,864,925       4,864,925     1,098,452
                                        ----------     ------------    ------------    ------------    ----------
Cash and Cash Equivalents,
 end of period .......................  $      882     $  4,864,925    $  1,098,452    $  3,458,129    $1,232,254
                                        ==========     ============    ============    ============    ==========
Supplemental Disclosure of Cash
 Flow information:
 Cash paid during the year for--
  Interest ...........................  $   27,896     $    331,505    $    165,446    $     35,672    $  161,555
                                        ==========     ============    ============    ============    ==========
  Taxes ..............................  $       --     $         --    $     45,261    $     27,550    $   28,440
                                        ==========     ============    ============    ============    ==========
Supplemental Disclosure of
 Noncash Investing and
 Financing Activities:
 Issuance of warrants in
   connection with sale of
   preferred stock and note
   payable to related party ..........  $       --     $      8,595    $    532,836    $         --    $       --
                                        ==========     ============    ============    ============    ==========



       The accompanying notes are an integral part of these consolidated financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (Including Data Applicable to Unaudited Periods)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
     NorthEast Optic Network, Inc. (the Company) (formerly FiveCom, Inc.) and its subsidiaries are engaged in the ownership, management, operation and construction of fiber optic telecommunication networks in the Northeast, consisting of New England and New York.

     The Company was incorporated in Massachusetts in July 1989. In May 1996, FiveCom LLC, an operating subsidiary majority-owned by the Company, was organized in Massachusetts. Also in May 1996, FiveCom LLC and Mode 1 Communications, Inc. (Mode 1), an affiliate of Northeast Utilities Services Company (NU), organized NECOM LLC in Massachusetts, with FiveCom LLC owning 60%, and Mode 1 owning 40% of the membership interest in NECOM LLC. In December 1996, FiveCom LLC and Central Maine Power Company (CMP), organized FiveCom of Maine LLC in Massachusetts, with CMP owning 66.67% and FiveCom LLC owning 33.33% of the membership interests in FiveCom of Maine LLC. In addition, CMP purchased a 90.9% interest in the Company, giving it a controlling interest in the Company. FiveCom LLC, NECOM LLC and FiveCom of Maine LLC commenced operations upon their respective dates of organization. Prior to the Reorganization completed on July 8, 1998 (see Note 14(a)--Reorganization) the Company had a controlling interest in all entities except FiveCom of Maine LLC (FiveCom of Maine LLC and the Company were commonly controlled by CMP). After the Reorganization, FiveCom of Maine LLC became a wholly owned subsidiary of the Company. As a result, the accompanying financial statements have been restated to give retroactive effect to the merger of FiveCom of Maine LLC with and into a subsidiary of the Company as a reorganization of entities under common control in a manner similar to a pooling of interest.

     To date, the Company has recorded limited revenues, principally from contract and other services, and has incurred cumulative operating losses. The Company is dependent on the funds received from CMP (Note 5) to fund construction of the communications networks and working capital. The Company is also dependent upon a single or limited source of suppliers for a number of components and parts. Shortages resulting from a change in arrangements with these suppliers and manufacturers could cause significant delays in the expansion of the NEON systems and could have a material adverse effect on the Company.

     The market for fiber optic telecommunications networks in which the Company operates can be characterized as rapidly changing due to technological advancements, the introduction of new products and services and the increasing demands placed on equipment in worldwide telecommunications networks.

     The accompanying consolidated financial statements reflect the application of certain accounting policies as described below and elsewhere in these notes to consolidated financial statements.

 (a) Principles of Consolidation
     The consolidated financial statements include the accounts of NorthEast Optic Network, Inc. and its majority owned or controlled subsidiaries, FiveCom LLC, FiveCom of Maine LLC and NECOM LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

 (b) Minority Interest in Consolidated Subsidiaries
     Minority interest in the Company at December 31, 1996 and 1997 consists of other members' interests in the LLCs identified above. Changes in minority interest reflect other members' capital adjusted by their portion of the net loss.

 (c) Interim Financial Statements (Unaudited)
     The accompanying consolidated financial statements as of March 31, 1998 and for the three-month periods ended March 31, 1997 and 1998 are unaudited, but in the opinion of management, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of results for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted with respect to the quarters, although the Company

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

believes that the disclosures included are adequate to make the information presented not misleading. Results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

 (d) Management Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

 (e) Revenue Recognition
     Revenues on telecommunications network services are recognized ratably over the term of the applicable agreements with customers. Other service revenue, which consists of design and installation work, is recognized as services are performed.

 (f) Income Taxes
     The Company has been majority-owned by CMP and under a tax-sharing arrangement has been included in the consolidated federal tax return of CMP since 1996 (see Note 2).

 (g) Cash and Cash Equivalents
     The Company accounts for investments under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, investments for which the Company has the positive intent and ability to hold to maturity, consisting of cash equivalents, are reported at amortized cost, which approximates fair market value. Cash equivalents are highly liquid investments with original maturities of three months or less. To date, the Company has not recorded any realized gains or losses. Cash and cash equivalents consist of the following:


                                                         December 31,              March 31,
                                                      1996            1997            1998
                                                 -------------   -------------   -------------
   Cash and cash equivalents--
    Cash .....................................    $  270,316      $  194,735      $  232,984
    Money markets ............................            --         903,717         999,270
    U.S. Treasury money markets ..............     4,594,609              --              --
                                                  ----------      ----------      ----------
     Total cash and cash equivalents .........    $4,864,925      $1,098,452      $1,232,254
                                                  ==========      ==========      ==========

 (h) Deferred Revenue
     Deferred revenue represents prepayments received from customers for future use of the Company's fiber optic network, as well as prepayment for installation services that have not yet been provided. During 1997 and the first quarter of 1998, the Company derived revenue from leasing dark fiber optic cable. Lease payments are structured as either prepayments or monthly recurring charges. Prepayments are accounted for as deferred revenue and recognized over the term of the respective customer fiber optic lease agreement. At December 31, 1996 and 1997, the Company had prepaid lease payments totaling $225,000 and $1,144,170, respectively.

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (i) Depreciation
     The Company provides for depreciation using the straight-line method to allocate the cost of property and equipment over their estimated useful lives as follows:


   Communications network .....................................    20 years
   Machinery and equipment ....................................   5-7 years
   Motor vehicles .............................................   3-5 years
   Furniture and fixtures .....................................     7 years

 (j) Long-Lived Assets
     The Company follows SFAS No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 121, which requires that long-lived assets be reviewed for impairment by comparing the fair value of the assets with their carrying amount. Any write-downs are to be treated as permanent reductions in the carrying amount of the assets. Accordingly, the Company evaluates the possible impairment of long-lived assets when facts and circumstances indicate that the carrying amount of an asset may not be recoverable based on the undiscounted projected cash flows of the related asset. Should there be an impairment, the cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumption and projections at the time. To date the Company does not believe that an impairment exists.

 (k) Concentrations of Credit Risk
     Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's cash equivalents are invested in financial instruments with high credit ratings. Concentration of credit risk with respect to accounts receivable is limited to customers to whom the Company makes significant sales. One customer accounted for approximately 90%, 90%, and 88% of accounts receivable at December 31, 1996 and 1997 and March 31, 1998, respectively (see Note 12). To control credit risk, the Company performs regular credit evaluations of its customers' financial condition and maintains allowances, when required, for potential credit losses.

 (l) Fair Value of Financial Instruments
     The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amounts of debt issued pursuant to agreements with banks approximate fair value as the interest rates on these instruments fluctuate with market interest rates.

 (m) Earnings per Share
     The Company has adopted SFAS No. 128, Earnings per Share, effective December 15, 1997. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company has applied the provisions of SFAS No. 128, retroactively to all periods presented. In accordance with SEC Staff Accounting Bulletin (SAB) No. 98, the Company has determined that there were no nominal issuances of common stock or potential common stock in the period prior to the Company's planned initial public offering. The dilutive effect of potential common shares in 1998, consisting of outstanding stock options and convertible preferred stock, is determined using the treasury method and the if-converted method, respectively, in accordance with SFAS No. 128. Diluted weighted average shares outstanding for 1995, 1996 and 1997 exclude the potential common shares from warrants, stock options and convertible preferred stock outstanding because to do so would have been antidilutive for the years presented. The potential common shares excluded in 1995, 1996 and 1997 related to outstanding warrants and stock options were 0, 0 and 4,493 shares, respectively. The potential common shares excluded in 1995, 1996 and 1997 related to convertible preferred stock were 21,180, 391,332 and 1,096,953 shares, respectively. In addition, the warrants to purchase membership interest in a subsidiary (see Note 8(d)) have been excluded from diluted weighted average shares.

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (n) New Accounting Standards
     AICPA Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities was issued in April 1998. SOP 98-5 requires that all non-governmental entities expense the costs of start-up activities, including organizational costs, as those costs are incurred. The Company has recorded such costs as expense, in the period incurred.

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. This new standard is not anticipated to have a significant impact on the Company's financial statements based on the current structure and operations.

     In July 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Unless impracticable, companies would be required to restate prior period information upon adoption. The Company implemented this standard in the first quarter of 1998. The Company intends to analyze segment reporting based on dark fiber and lit fiber facilities. To date, the Company has recorded revenues and costs related to dark fiber facilities only.

 (o) Litigation
     Certain claims arising in the ordinary course of business are pending against the Company. In the opinion of management, these claims are without merit and there is no potential liability.


(2) RELATED PARTY TRANSACTIONS
     Applied Telecommunication Technologies, Inc. (ATTI) has provided the Company with $1,594,433 of lease financing to date as reflected in Note 5. The principal balance of the obligations is $912,837 and $533,740 as of December 31, 1996 and 1997, respectively. ATTI owns 12,409 shares of the Company's outstanding common stock at December 31, 1997. One of ATTI's investment funds owns 21,180 shares of the Company's Series A convertible preferred stock.

     During the years ended December 31, 1996 and 1997, the Company reimbursed CMP and/or its subsidiary MaineCom Services primarily for personnel costs related to the activities of the Company. The amount paid to CMP totaled approximately $310,591 and $725,000 for the years ended December 31, 1996 and 1997, respectively. Approximately $0 and $29,779 was included in accounts payable at December 31, 1996 and 1997, respectively. The Company believes that these costs approximated the actual costs incurred by CMP and/or MaineCom Services related to such personnel, and does not believe that such costs would have been materially different had CMP and/or MaineCom Services not been affiliates of the Company.

     CMP agreed to allow right-of-way payments otherwise payable by the Company to accrue so long as amounts borrowed by the Company from a Bank under a $1.6 million construction loan agreement were outstanding. The amount of right-of-way payments accrued through March 31, 1998 was approximately $120,000.

     In addition, CMP includes the Company in its consolidated federal income tax return. At December 31, 1996 and 1997, the amounts due under the tax-sharing arrangement to the Company from CMP are included in refundable taxes from related party and amounted to approximately $0 and $368,734, respectively, for current and deferred income tax benefits related to CMP's utilization of the Company's loss carryforwards (see Note 9).

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(2) RELATED PARTY TRANSACTIONS (Continued)

     The Company is also affiliated with NU (see Note 1). The Company paid NU approximately $3,719,404 in 1996 and $945,667 in 1997 for materials, labor and other contractor charges. Approximately $357,100 and $494,500 was included in accounts payable at December 31, 1996 and 1997, respectively.

     In 1994, the Company entered into an agreement with NU whereby NU waived right-of-way fees for 10 years in return for the Company's guarantee to build the fiber optic network to certain NU facilities and allow NU the use of 12 fibers on designated route segments in the NU service territory.

     The Company's agreement with NU provides for payments on a per mile basis for certain right-of-way extensions. Such payments are recognized ratably over the 30-year term of the contract. Approximately $350,400 and $785,500 was included in accrued right-of-way fees--related party at December 31, 1996 and 1997, respectively.

     The Company believes that the right-of-way fees payable under the NU and CMP agreements are reasonable and are comparable to those which would have been negotiated on an arms length basis with an unaffiliated third party.

     The Company has employment contracts with four of its officers, two of whom are also common and preferred stockholders of the Company. The contracts are for three-year terms expiring at varying dates through July 2001 with an annual compensation commitment of $537,000 in the aggregate. In addition, the Company will record a one-time bonus for a payment to one individual totaling $500,000 upon the successful completion of an initial public offering in the period incurred.

     Upon the successful completion of an initial public offering the Company will record a one-time bonus for a payment of $500,000 to MaineCom Services.


(3) COMMUNICATIONS NETWORK CONSTRUCTION
     The Company is constructing a communications network in the Northeast. Costs directly related to the construction of the network are being capitalized and will be depreciated over the 20-year estimated useful life of the fiber optic transmission plant as individual segments of the system are placed in service. During 1996 and 1997, approximately 0 and 160 miles, respectively, were placed in service. Approximately $114,000, $181,000 and $142,000 of interest has been capitalized to communications network construction in progress in each of the three years in the period ended December 31, 1997.


(4) INTANGIBLE ASSETS
     Intangible assets subject to amortization have been capitalized and are amortized on a straight-line basis as follows:


   Deferred right-of-way fees .........   10 years (term of the agreement)
   Financing costs ....................   3-5 years (term of the debt)
   Trademarks .........................   10 years

     Intangible assets consist of the following at December 31, 1996 and 1997:


                                                             1996         1997
                                                          ---------    ----------
   Deferred right-of-way fees--related party ..........    $    --     $2,471,743
   Financing costs ....................................     68,404      1,318,258
   Trademarks .........................................      2,098          2,098
                                                           -------     ----------
                                                            70,502      3,792,099
   Less--Accumulated amortization .....................     25,652        200,874
                                                           -------     ----------
                                                           $44,850     $3,591,225
                                                           =======     ==========

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(5) LONG-TERM OBLIGATIONS AND NOTE PAYABLE TO RELATED PARTY


                                                                          1996           1997
                                                                       ----------   -------------
   Note payable to related party ...................................    $     --     $ 2,100,000
                                                                        ========     ===========
   Construction loan payable .......................................    $     --     $ 1,575,772
   ATTI notes payable (related party) ..............................     912,837         533,740
   Capital lease payable to a bank in monthly principal and interest installments of $482 with interest at 8.25% through August
    1999, collateralized by a motor vehicle ........................      14,184           9,393
                                                                        --------     -----------
                                                                         927,021       2,118,905
   Less--Current portion ...........................................     380,142       1,982,911
                                                                        --------     -----------
                                                                        $546,879     $   135,994
                                                                        ========     ===========

 (a) Note Payable to Related Party
     On October 7, 1997 the Company entered into a $30,000,000 construction loan agreement with CMP. The Company paid CMP a commitment fee of $150,000. The note bears interest at the LIBOR rate (5.72% at December 31, 1997) plus three hundred basis points. Interest is payable quarterly in arrears commencing January 1, 1998 through the conversion date (first day of the first month after the completion of certain portions of the network (see Note 10)). Beginning on the first day of the first month after the conversion date, the loan is payable in equal monthly payments of principal plus interest accrued thereon. On October 1, 2002, all amounts are due and payable in full. If required by the Maine Public Utilities Commission (PUC), CMP has the option of demanding payment in full on April 1, 1999 of any amounts of the loan outstanding on April 1, 1999 that are necessary to cause CMP to be in compliance with the PUC's requirements concerning CMP's capitalization. The loan is secured by a perfected mortgage lien on the security interest in substantially all assets of the Company.

     As of December 31, 1997, $2,100,000 has been advanced under the loan agreement. Additional advances will be made upon the completion of certain conditions contained in the loan document, as defined. Subsequent to year-end the Company was advanced an additional $15,775,000. In conjunction with the note, the Company issued a warrant to purchase membership interest in FiveCom LLC (see Note 8(d)). The fair market value of the warrant, $532,836, included in deferred financing costs in the accompanying balance sheet, is being amortized as interest expense over the term of the note. Upon successful completion of an initial public offering and retirement of the note, the Company will record a charge in the statement of operations for the remaining balance of the deferred financing costs in the period extinguished.

 (b) Construction Loan Payable
     In March 1997, the Company entered into a $1,600,000 construction loan agreement with a bank. The Company is required to maintain $800,000 in a reserve account, which is included in the accompanying consolidated balance sheets as of December 31, 1997 and March 31, 1998 as restricted cash. All interest earned on the deposit becomes part of the reserve account. The reserve account agreement remains in effect until the note is paid in full; however, the bank may release the reserve account in the absence of any material default under the loan agreement and a debt service coverage ratio greater than 1.5 to 1.0, as defined. As of December 31, 1997, the bank has not released any funds in the reserve account. Under the agreement, the Company is required to maintain certain covenants, as defined, including tangible net worth. As of December 31, 1997 and March 31, 1998, the Company was not in compliance with this covenant. The Company received a waiver from the bank related to compliance with this covenant through March 31, 1998. The Company has classified this debt as current in the accompanying financial statements, due to noncompliance with this covenant subsequent to March 31, 1998.

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(5) LONG-TERM OBLIGATIONS AND NOTE PAYABLE TO RELATED PARTY (Continued)

 (c) ATTI Notes Payable
     Through August 1994 and October 1995, the Company entered into five notes payable with ATTI. The notes bear interest at 13% and are payable in monthly principal and interest installments ranging from $1,194 to $13,270 through August 1999. In addition, the Company issued common stock warrants in conjunction with the notes (see Notes 2 and 8(d)).

 (d) Future Maturities
     Future maturities of long-term obligations as of December 31, 1997 are as follows:


Year ending December 31,
 1998 ..........................................................    $1,982,911
 1999 ..........................................................       135,994
                                                                    ----------
                                                                     2,118,905
Less--Current portion ..........................................     1,982,911
                                                                    ----------
Total long-term obligations ....................................    $  135,994
                                                                    ==========

(6) CMP WARRANT
     During October 1997 and in connection with the CMP construction loan agreement (see Note 5), the Company issued a warrant to purchase 5,876 shares of membership interest in FiveCom LLC to the lender at an exercise price of $.01 per share. The warrant expires on October 7, 2002. At the time of issuance, the warrant was recorded as a discount on the agreement and as a component of stockholders' equity in the accompanying consolidated balance sheet at $532,836, the fair market value of the warrant, as calculated using the Black-Scholes option pricing model. The discount is being amortized as interest expense over the term of the debt. The warrant contains put and call options and a right of first refusal. At the earlier of three years from the date of the agreement or upon any reorganization, as defined, or an initial public offering, the lender shall have the right to require the Company to repurchase the warrant at fair market value, as defined. In addition, the Company has the option to purchase the warrant prior to the warrant exercise at the fair market value, as defined.

     Subsequent to year end, CMP exercised the warrant (see Note 14).


(7) STOCKHOLDERS' EQUITY

 (a) Reverse Stock Split
     On April 30, 1996, the Company declared a five-for-one reverse split of each class of its capital stock. All share and per share amounts for all periods presented have been adjusted to reflect this split.

 (b) Preferred Stock
     The Company's Board of Directors authorized up to 3,000,000 shares of $.01 par value preferred stock, of which 200,000 shares are designated as Series A convertible preferred stock (Series A preferred) and 2,025,120 are designated as Series B convertible preferred stock (Series B preferred).

     Pursuant to a stock subscription agreement dated November 22, 1995, CMP invested $10,000,000 for 75% of the fully diluted equity of the Company. As of December 31, 1996 and 1997, CMP owned 962,734 (subject to antidilution adjustment) shares of Series B preferred.

     On May 5, 1998 the Board of Directors voted to increase the authorized shares of Series B convertible preferred stock to 4,500,000.

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(7) STOCKHOLDERS' EQUITY (Continued)

 Dividends

     The holders of Series A and B preferred are entitled to receive dividends, as defined, if and when declared by the Company's Board of Directors. To date no dividends have been declared.


 Voting

     Each holder of outstanding shares of Series A and B preferred is entitled to a number of votes equal to the number of whole shares of common stock into which such share of Series A and B preferred held is then convertible. All outstanding holders of Series A and Series B preferred shall vote together with the holders of common stock as a single class, except holders of Series A preferred shall vote as a separate class upon matters adversely affecting the Series A preferred stock and holders of Series B preferred shall vote as a separate class upon matters adversely affecting the Series B preferred stock.


 Liquidation

     After payment in full to any class or series of stock ranking senior to Series A and B preferred and before payment to any class or series of stock ranking junior to Series A and B preferred, Series A and B preferred stockholders are entitled to receive, in the event of any voluntary or involuntary liquidation or dissolution of the Company, (i) $23.6 and $24.7 per share, respectively (subject to certain adjustments, as defined) plus any dividends declared or accrued but unpaid or (ii) such amount per share as would have been payable had each such share been converted into common stock.


 Conversion

     Each share of Series A and B preferred is convertible, at the option of the holder, at any time after the date of issuance and without any additional payment into such number of shares of Common Stock as is determined by dividing $23.6 and $24.7, respectively, by the Conversion Price, as defined ($2.948 and $9.88 as of December 31, 1997, respectively). Series A and Series B preferred will automatically convert into common stock upon the closing of an underwritten public offering, as defined.

 (c) Common Stock
     In November 1995, the Company's Board of Directors authorized the issuance of up to 4,000,000 shares of common stock. At December 31, 1997, there were 1,500 shares reserved for issuance under the Company's stock option plan and 1,213,541 shares reserved for issuance upon conversion of Series A and B preferred stock. On June 23, 1998 the Board of Directors voted to increase the authorized shares to 30,000,000.


(8) STOCK-BASED COMPENSATION

 (a) 1994 Stock Option Plan
     On December 2, 1994, the Company's Board of Directors adopted the 1994 Stock Option Plan (the 1994 Plan). Under the terms of the 1994 Plan, incentive and nonstatutory options may be granted to employees, officers, directors, consultants and advisers to purchase an aggregate of 4,000 shares of common stock. The exercise price of the incentive options will be 100% of the fair market value of the common stock or 110% of the fair market value in the case of options granted to a greater than 10% stockholder. Options generally vest quarterly over a two-year period and are exercisable within five years of the original date of grant.

     Stock option activity for the three years in the period ended December 31, 1997 and for the three-month period ended March 31, 1998 (unaudited) is as follows:

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(8) STOCK-BASED COMPENSATION (Continued)


                                                                  Weighted
                                                                  Average
                                                      Number of   Exercise
                                                        Shares     Price
                                                     ----------- ---------
   Outstanding, December 31, 1995 ..................        --     $  --
    Granted ........................................     4,000       .10
    Exercised ......................................      (250)      .10
                                                        ------     -----
   Outstanding, December 31, 1996 ..................     3,750       .10
    Canceled .......................................    (3,750)      .10
                                                        ------     -----
   Outstanding, December 31, 1997 ..................        --     $ .10
                                                        ======     =====
   Outstanding, March 31, 1998 (unaudited) .........        --     $  --
                                                        ======     =====

 (b) 1998 Stock Incentive Plan
     The Company's 1998 Stock Incentive Plan (the 1998 Plan) was adopted by the Board of Directors on May 18, 1998 and approved by the Company's stockholders on May 26, 1998. The 1998 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of shares based on certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights (collectively the Awards). Options may be granted at an exercise price that may be less than, equal to or greater than the fair market value of the common stock on the date of grant. Incentive stock options and options intended to qualify as performance-based compensation may not be granted at an exercise price less than the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options granted under the 1998 Plan typically will vest over time, subject to acceleration upon change in control. Restricted stock awards entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award. Under the 1998 Plan, the Board of Directors has the right to grant other Awards based on the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based on certain conditions, the grant of securities convertible into common stock and the grant of stock appreciation rights. Officers, employees, directors, consultant and advisors of the Company and its subsidiaries are eligible to be granted Awards under the 1998 Plan.

     Upon consummation of the Equity Offering, a total of 2,436,105 shares will be reserved for issuance under the 1998 Plan, of which 1,705,272 shares will be subject to options granted to employees of the Company with an exercise price per share equal to the initial public offering price.

 (c) Fair Value of Stock Options
     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires the measurement of the fair value of stock options to be included in the statements of income or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period: dividend yield of 0% for all periods; volatility of 0% for all periods; risk-free interest rate of 7.67% for options granted during 1995 and a weighted average expected option term of two years for all periods. The weighted average fair value per share of options granted during 1995 was $0. No options were granted during 1996 and 1997.

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(8) STOCK-BASED COMPENSATION (Continued)

 (d) Warrants
     From August 1994 to October 1995, the Company issued warrants to ATTI (see
Note 2) for the purchase of 11,450 shares of the Company's common stock at an exercise price of $.06 per share. The warrants expire five years from the date of grant. At the time of issuance, the Company recorded a charge of $178, representing the fair market value of the warrants, as determined by the Board of Directors.

     During July 1996, the Company issued a warrant to one of its advisors for the purchase of 2,656 shares of membership interest in FiveCom LLC at an exercise price of $125.84 per share. The warrant expires on April 30, 2001. At the time of issuance, the Company recorded a charge of $8,595, representing the fair market value of the warrant, as calculated using the Black-Scholes option pricing model.


(9) INCOME TAXES
     As discussed in Note 2, the Company is included in CMP's consolidated federal income tax return. The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes, the objective of which is to recognize the amount of current and deferred income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the accompanying consolidated financial statements, as measured by enacted tax laws.

     The income tax provision (benefit) for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                          1995           1996            1997
                                     -------------   ------------   --------------
Current--
 Federal .........................    $       --      $  14,000       $ (291,000)
 State ...........................            --          2,000          (31,000)
                                      ----------      ---------       ----------
                                              --         16,000         (322,000)
Deferred--
 Federal .........................      (150,000)       (58,000)          47,000
 State ...........................       (16,000)        (6,000)          14,000
                                      ----------      ---------       ----------
                                        (166,000)       (64,000)          61,000
Less valuation allowance .........       166,000         64,000               --
                                      ----------      ---------       ----------
  Total ..........................    $       --      $  16,000       $ (261,000)
                                      ==========      =========       ==========

     The provision for income taxes for the year ended December 31, 1996 consists of alternative minimum and net worth taxes. The benefit from income taxes for the year ended December 31, 1997 represents refundable income taxes from CMP as a result of its tax-sharing agreement with CMP.

     The Company has recorded a deferred tax liability of $61,000 at December 31, 1997 related to the temporary differences associated with accelerated depreciation.


(10) NETWORK CONSTRUCTION AND NU AND CMP CONTRACTS
     In 1994 the Company contracted for the rights to use NU property over an initial 30-year term for the purpose of owning and operating the fiber optic network facilities. At the end of the initial 30-year term, NU will have the option to purchase the network on NU rights-of-way from the Company at the appraised value, or to extend the agreement for an additional 30-year term with an added payment incentive of 10% of revenues generated from the network built on NU rights-of-way. Contractually, the Company is required to build 310 fiber route miles in NU's service territory by September 27, 1999.

     Pursuant to the Company's agreement with NU, the right-of-way fees for specified route segments have been waived for 10 years in return for the Company's guarantee to build the fiber optic network to certain NU facilities

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(10) NETWORK CONSTRUCTION AND NU AND CMP CONTRACTS (Continued)

and allow NU the use of 12 fibers on designated route segments in the NU service territory. Costs of $2,348,156 associated with the construction of the 12 fibers are included in Prepaid right-of-way fees-related party in the accompanying balance sheet and are being recognized as a cost-of-service ratably by over 10 years.

     The Company's agreement with NU also provides for payments on a per mile basis for certain right-of-way extensions. Such payments are being recognized ratably over the 30-year term of the contract.

     In 1996, the Company contracted for the rights to use CMP's property over an initial 30-year term for the purpose of owning and operating fiber optic network facilities. At the end of the initial 30-year term, CMP will have the option to purchase the network on CMP rights-of-way from the Company at the appraised value, or to extend the agreement for an additional 10-year term with an added payment incentive of 10% of revenues generated from the network built on CMP rights-of-way.

     The Company's agreement with CMP provides for payments on a per mile basis. Such payments are payable annually by January 31st of each year and are recognized ratably over the 30-year term of the contract. CMP has agreed to allow right-of-way payments otherwise payable by the Company to accrue so long as amounts borrowed by the Company from a Bank under a $1.6 million construction loan agreement were outstanding. The amount of right-of-way payments accrued at December 31, 1997 and March 31, 1998 was approximately $0 and $120,000, respectively.

     The Company believes that the right-of-way fees payable under the NU and CMP agreements are reasonable and are comparable to those which would have been negotiated on an arms length basis with an unaffiliated third party.


(11) COMMITMENTS
     The Company leases certain motor vehicles, equipment and office facilities under noncancelable operating leases which expire at various dates through December 1999. Future minimum lease payments required under these leases at December 31, 1997 are approximately as follows:

Year ending December 31,
 1998 ......................................................    $14,000
 1999 ......................................................      4,000
                                                                -------
                                                                $18,000
                                                                =======

(12) SIGNIFICANT CUSTOMERS
     Sales to significant customers as a percentage of the Company's total revenues were as follows:


                                                Three-Months Ended
                             December 31,            March 31,
                        1995     1996     1997     1997     1998
                       ------   ------   ------   ------   -----
Customer A .........    100%      98%      10%      --%     --%
Customer B .........     --      --       69       --       76
Customer C .........     --      --       --       --       10

                         NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (Including Data Applicable to Unaudited Periods)--(Continued)

(13) ACCRUED EXPENSES
     Accrued expenses at December 31, 1996 and 1997, and March 31, 1998 consist of the following:


                                                  December 31,          March 31,
                                                1996         1997         1998
                                             ---------   -----------   ----------
Accrued property taxes ...................         --     $315,036      $293,034
Accrued interest .........................         --       92,180            --
Accrued professional fees ................     12,016       50,000        15,387
Accrued payable to related party .........         --       61,793        61,793
Accrued payroll and benefits .............     20,227       22,992            --
Accrued other ............................         --       29,492        38,921
                                               ------     --------      --------
                                              $32,243     $571,493      $409,135
                                              =======     ========      ========

(14) SUBSEQUENT EVENTS

 (a) Reorganization
     Prior to the Reorganization, approximately 90.9% of the Company was owned by MaineCom Services. In addition, the Company had one direct subsidiary, FiveCom LLC, of which the Company owned approximately 82.6% of the outstanding membership interests, with 9.9% of the outstanding membership interests being owned by Mode 1, 5% of the outstanding membership interests being owned by CMP and the remaining membership interests being owned by certain individuals. FiveCom LLC in turn owned 60% of the outstanding membership interests in NECOM LLC (with Mode 1 owning the other 40%) and 33.3% of the outstanding membership interests of FiveCom of Maine LLC (with MaineCom Services owning the other 66.7%).

     In order to simplify the corporate structure and in contemplation of the Offerings, the Company's major stockholders decided to reorganize the Company. In April 1998, prior to the Reorganization, CMP exercised its warrants to purchase 5,876 shares of membership interests in FiveCom LLC for an aggregate exercise price of $58.76 and on July 8, 1998, (i) each of the minority members in FiveCom LLC (and each of Mode 1 and MaineCom Services) exchanged their membership interests in FiveCom LLC, NECOM LLC and FiveCom of Maine LLC, respectively, for 3,470,470 shares of the Series B Convertible Preferred Stock of the Company; (ii) FiveCom LLC and NECOM LLC were each merged with and into the Company; (iii) FiveCom of Maine LLC was merged into FiveCom of Maine, Inc., a wholly-owned subsidiary of the Company; and (iv) the Company was reincorporated in Delaware under the name "NorthEast Optic Network, Inc." and the Company's Certificate of Incorporation was amended and restated.

     As a result of the Reorganization, (i) MaineCom Services ownership of the Company was reduced to 52.82%, with Mode 1 gaining an ownership interest of 40.84% in the Company, and (ii) FiveCom LLC and NECOM LLC were merged with and into the Company, and FiveCom of Maine LLC became a wholly-owned subsidiary of the Company which was converted from a Massachusetts limited liability company into a Delaware corporation.

     On July 8, 1998, the Company entered into a Restructuring and Contribution Agreement with CMP, MaineCom Services (a wholly-owned subsidiary of CMP) and Mode 1 (an affiliate of NU) relating to the restructuring of the Company. Pursuant to this Agreement, each of MaineCom Services and Mode 1 exchanged membership interests in subsidiaries of the Company for shares of the Series B Convertible Preferred Stock of the Company. In addition, pursuant to the Restructuring and Contribution Agreement, the Company's President and the Company's Vice President, Operations, exchanged their membership interests in FiveCom LLC, a subsidiary of the Company, for shares of the Series B Convertible Preferred Stock of the Company.

     Prior to the reorganization, Fivecom, Inc., NU, and other minority interests owned 82.7%, 9.9% and 7.4%, respectively, of FiveCom LLC membership interests. CMP through its ownership in FiveCom, Inc. owned a 75.1% interest in FiveCom LLC. In connection with the Reorganization, the Company will record an intangible asset of approximately $46,000,000 to reflect the Company's exchange of membership interest (acquisition) related to NU's

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(14) SUBSEQUENT EVENTS (Continued)

minority interest in a subsidiary (NECOM LLC), in accordance with AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN-39). The intangible will be amortized over 30 years, reflecting assignment of value to goodwill and to the rights-of-ways, which have 30-year terms.

     Pro forma results of operations for the Company for the year ended December 31, 1997 assuming that the Reorganization had occurred on January 1, 1997 would have been revenues of $394,704; operating loss of ($3,824,612); a net loss of ($3,566,505); and a basic and diluted loss per share of $12.52.

 (b) Stockholders' Equity
     The Restated Certificate of Incorporation authorizes the issuance of up to 2,000,000 shares of preferred stock, $.01 par value per share. Under the terms of the Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each series of preferred stock shall have rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

     In connection with the Reorganization, the par value of the Series A convertible preferred stock, Series B convertible preferred stock and common stock was reduced from $0.05 to $0.01 per share, resulting in a reduction in par value of $3,133, $38,509 and $4,557 in Series A convertible preferred stock, Series B convertible preferred stock and common stock, respectively, and a corresponding increase in additional paid-in capital of $46,199. All par value amounts have been retroactively restated to reflect the reduction.

     In connection with the Reorganization, the conversion rate on the Series A convertible preferred stock was reduced to a 1:1 ratio and 199,636 additional shares of Series A Convertible Preferred Stock were issued to adjust for such reduction.

     On June 23, 1998 the Board of Directors voted to increase the authorized common shares to 30,000,000.

     In July 1998, the Company's Board of Directors voted to effect a 2.5- to -1 common stock split. Series A and B convertible preferred stock will convert at a rate equal to the common stock split. All share and per share amounts have been retroactively restated to reflect the stock split.

 (c) Principal Stockholders Agreement
     CMP and NU have entered into a Principal Stockholders Agreement dated May 28, 1998, whereby each such party agrees that, following the completion of the Offerings, it will not permit or cause the Company to (i) merge or consolidate, liquidate or dissolve, change its form of organization or sell, lease, exchange or transfer all or substantially all of its assets; or (ii) seek bankruptcy protection or certain other protection from creditors, unless both parties agree. After the closing of the proposed equity offering and debt financing, this agreement will remain in effect for so long as (a) NU owns at least 10% of the outstanding Common Stock of the Company, fully diluted and (b) the aggregate Common Stock of the Company owned by NU and CMP is at least 33-1/3% of the outstanding Common Stock of the Company, fully diluted. The Company expects that each of CMP and NU will be major creditors of the Company under their existing right-of-way agreements.

 (d) Qwest Agreement
     In July 1998, the Company entered into an agreement (the "Qwest Agreement") with Qwest Communications Corporation ("Qwest") in which Qwest agreed to grant to the Company an indefeasible right to use (IRU) in certain fibers along a route to be constructed between Boston and New York City (the "Boston-New York Segment"). In consideration of such grant, the Company agreed to pay to Qwest an aggregate IRU fee to be paid in a series of installments. The Boston-New York Segment is expected to become available to the Company by December 31, 1998. The term of the Qwest Agreement is for the longer of 20 years or the useful economic life of the fiber subject

                          NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          (Including Data Applicable to Unaudited Periods)--(Continued)

(14) SUBSEQUENT EVENTS (Continued)

to the Qwest Agreement, provided, however, that the Qwest Agreement may be terminated at any time upon the occurrence of certain uncured defaults by the Company or the loss of certain underlying rights held by Qwest or the other parties upon whom Qwest depends for its rights in the fiber.

 (e) BecoCom/NEES Communications Agreements
     In July 1998, the Company entered into a Fiber Optic Lease Agreement with NEES Communications, Inc., a subsidiary of New England Electric System (the "NEES Com Agreement"), and a Fiber Optic Use Agreement with BecoCom, Inc., a subsidiary of Boston Edison Company (the "BecoCom Agreement"). Pursuant to the terms of these agreements, the Company acquired the right to use certain fibers (the "Company Fibers") to be constructed and maintained by NEES Communications and BecoCom, respectively, on routes running from Hudson, New Hampshire to and within Boston, Massachusetts. Under the terms of these agreements, the Company is required to pay a monthly fee, and has agreed to share a portion of the revenue generated from the use of the Company Fibers (in excess of a base revenue amount specified in each agreement). NEES Communications and BecoCom are each required to use their best commercial efforts to make the fibers available to the Company by December 31, 1998. Both the NEES Com Agreement and the BecoCom Agreement have an initial term of 20 years, with the potential to negotiate for up to two additional, consecutive five-year extensions.


(15) SELECTED QUARTERLY OPERATING RESULTS (UNAUDITED)
     The following table sets forth certain unaudited quarterly results of operations for each of the four quarters ended December 31, 1997 and the quarter ended March 31, 1998. In management's opinion, this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the financial statements and notes thereto included elsewhere in this document. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter.

                         NORTHEAST OPTIC NETWORK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (Including Data Applicable to Unaudited Periods)--(Continued)

(15) SELECTED QUARTERLY OPERATING RESULTS (UNAUDITED) (Continued)


                                                                            Quarter ended
                                               ------------------------------------------------------------------------
                                                 March 31,      June 30,    September 30,   December 31,    March 31,
                                                    1997          1997           1997           1997           1998
                                               ------------- ------------- --------------- -------------- -------------
Revenues:
 Network service .............................  $       --    $  106,369     $  114,784      $  126,565    $  146,257
 Other service ...............................          --         5,036         18,221          23,729         5,106
                                                ----------    ----------     ----------      ----------    ----------
  Total revenues .............................          --       111,405        133,005         150,294       151,363
                                                ----------    ----------     ----------      ----------    ----------
Expenses:
 Cost of sales ...............................  $  108,358    $  405,038     $  289,777      $  334,770    $  247,386
 Selling, general and administrative .........     204,275       445,930        172,554         176,365       225,122
 Depreciation and amortization ...............      32,987       135,204        137,936         249,843       302,013
                                                ----------    ----------     ----------      ----------    ----------
  Total expenses .............................     345,620       986,172        600,267         760,978       774,521
                                                ----------    ----------     ----------      ----------    ----------
  Loss from operations .......................    (345,620)     (874,767)      (467,262)       (610,684)     (623,158)
                                                ----------    ----------     ----------      ----------    ----------
Other Income (Expense):
 Interest income and other, net ..............      56,638        28,118         38,603          15,559        30,322
 Interest expense ............................          --          (481)       (37,297)       (104,033)      (91,816)
                                                ----------    ----------     ----------      ----------    ----------
  Total other income (expense) ...............      56,638        27,637          1,306         (88,474)      (61,494)
                                                ----------    ----------     ----------      ----------    ----------
  Loss before minority interest in
   subsidiaries' earnings and
   provision for income taxes ................    (288,982)     (847,130)      (465,956)       (699,158)     (684,652)
Minority Interest ............................     137,620       397,644        218,721         326,215       314,498
Benefit From Income Taxes ....................     (33,000)      (96,000)       (53,000)        (79,000)      (77,000)
                                                ----------    ----------     ----------      ----------    ----------
Net Loss .....................................  $ (118,362)   $ (353,486)    $ (194,235)     $ (293,943)   $ (293,154)
                                                ==========    ==========     ==========      ==========    ==========
Basic and Diluted Loss per Share .............  $    (0.42)   $    (1.24)    $    (0.68)     $    (1.03)   $    (1.03)

                         NORTHEAST OPTIC NETWORK, INC.

                  CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                                  (Unaudited)

     The following unaudited consolidated pro forma financial statements give effect to the Reorganization of entities under common control. These unaudited consolidated pro forma financial statements have been prepared from, and should be read in conjunction with, the historical financial statements and notes thereto of NorthEast Optic Network, Inc.

     On July 8, 1998, the Company entered into a Restructuring and Contribution Agreement with CMP, MaineCom Services (an affiliate of CMP) and Mode 1 (an affiliate of NU) related to the restructuring of the Company. See Notes 1 and 14(a). In connection with the Reorganization, the Company will record an intangible asset of approximately $46,000,000 to reflect the Company's exchange of membership interest (acquisition) related to NU's minority interest in a subsidiary (NECOM LLC), in accordance with AICPA Accounting Interpretation 39 to APB Opinion No. 16, Business Combinations (AIN-39).

     The unaudited Consolidated Pro Forma Balance Sheet gives effect to the Mergers as if they had occurred on March 31, 1998. The Consolidated Pro Forma Statement of Operations for the three months ended March 31, 1998 and the year ended December 31, 1997 give effect to the Reorganization as if it had occurred on January 1, 1997.

     The Consolidated Pro Forma Financial Statements of the Company do not purport to present the financial position or results of operations of the Company had the Mergers or acquisitions been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the reorganized companies.

                          NORTHEAST OPTIC NETWORK, INC.

                      CONSOLIDATED PRO FORMA BALANCE SHEET
                                  (Unaudited)



                                                            March 31, 1998              Adjustments              March 31, 1998
                                                                Actual                                            As Adjusted
Assets
Current Assets:
   Total current assets ................................     $  2,006,262                                        $  2,006,262
                                                             ------------                                        ------------
Property and equipment, net ............................       19,629,423                                          19,629,423
Restricted cash ........................................          839,662                                             839,662
Intangible Assets, net .................................        3,708,325               $45,788,366(1)             49,496,691
                                                             ------------               -----------              ------------
                                                             $ 26,183,672               $45,788,366              $ 71,972,038
                                                             ============               ===========              ============
Liabilities and Stockholders' Equity
Current Liabilities:
 Current maturities of long-term obligations ...........     $  1,949,936                                        $  1,949,936
 Accounts payable and accrued expenses .................          699,771                                             699,771
 Accounts payable construction in progress .............        2,786,515                                           2,786,515
 Accrued right-of-way fees--related party ..............          940,848                                             940,848
 Deferred revenue ......................................        1,129,575                                           1,129,575
                                                             ------------                                        ------------
   Total current liabilities ...........................        7,506,645                                           7,506,645
                                                             ------------                                        ------------
Note Payable Related Party .............................        3,975,000                                           3,975,000
                                                             ------------                                        ------------
Other Long-Term Obligations ............................          123,833                                             123,833
Minority Interest in Consolidated Subsidiaries .........        5,024,288               $(5,024,288)(2)                    --
CMP Warrant ............................................          532,836                  (532,836)(3)                    --
Stockholders' Equity:
 Series A convertible preferred stock ..................              783                     1,996(7)                  2,779
 Series B convertible preferred stock ..................            9,627                    34,705(6)                 44,332
 Common stock ..........................................            2,848                                               2,848
 Warrants ..............................................            8,595                                               8,595
 Additional paid-in capital ............................       11,817,216                51,308,789(1)(2)(3)       63,126,005
 Accumulated deficit ...................................       (2,817,999)                                         (2,817,999)
                                                             ------------                                        ------------
   Total stockholders' equity ..........................        9,021,070                                          60,366,560
                                                             ------------                                        ------------
                                                             $ 26,183,672               $45,788,366              $ 71,972,038
                                                             ============               ===========              ============


  The accompanying notes are an integral part of these consolidated pro forma financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

                CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS
                                  (Unaudited)



                                 Year Ended
                                December 31,
                                    1997           Adjustments
                              ---------------      -----------
                                   Actual
Revenues: ...................  $     394,704
                               -------------
Expenses:
 Cost of sales ..............      1,137,943
 Selling, general and
   administrative ...........      1,002,232
 Depreciation and
   amortization .............        552,862         1,526,279(4)
                               -------------         ---------
   Total expenses ...........      2,693,037         1,526,279
                               -------------         ---------
    Loss from
      operations ............     (2,298,333)       (1,526,279)
                               -------------        ----------
Interest Income
(Expense):
 Interest income ............        138,918
 Interest expense ...........       (141,811)
                               -------------
    Total interest
      expense ...............         (2,893)
                               -------------
 Loss before minority
   interest in
   subsidiaries' earnings
   and provision for
   (benefit from)
   income taxes .............     (2,301,226)       (1,526,279)
Minority Interest ...........      1,080,200        (1,080,200)(5)
Provision for (Benefit
 From) Income Taxes .........       (261,000)
                               -------------        ----------
 Net Loss ...................       (960,026)       (2,606,479)
                               =============        ==========
Basic and Diluted Loss
 per Share ..................          (3.37)
                               =============
Basic and Diluted
 Weighted Average
 Shares Outstanding .........        284,828
                               =============



                                                                                      Three Months
                                 Year Ended      Three Months                            Ended
                                December 31,   Ended March 31,                         March 31,
                                    1997             1998              Adjustments       1998
                                ------------   ---------------         -----------    ------------
                                As Adjusted                                           As Adjusted
Revenues: ...................  $     394,704     $   151,363                         $     151,363
                               -------------     -----------                         -------------
Expenses:
 Cost of sales ..............      1,137,943         247,386                               247,386
 Selling, general and
   administrative ...........      1,002,232         225,122                               225,122
 Depreciation and
   amortization .............      2,079,141         302,013           381,570(4)          683,583
                               -------------     -----------           -------       -------------
   Total expenses ...........      4,219,316         774,521           381,570           1,156,091
                               -------------     -----------           -------       -------------
    Loss from
      operations ............     (3,824,612)       (623,158)         (381,570)         (1,004,728)
                               -------------     -----------          --------       -------------
Interest Income
(Expense):
 Interest income ............        138,918          30,322                                30,322
 Interest expense ...........       (141,811)        (91,816)                              (91,816)
                               -------------     -----------                         -------------
    Total interest
      expense ...............         (2,893)        (61,494)                              (61,494)
                               -------------     -----------                         -------------
 Loss before minority
   interest in
   subsidiaries' earnings
   and provision for
   (benefit from)
   income taxes .............     (3,827,505)       (684,652)         (381,570)         (1,066,222)
Minority Interest ...........             --         314,498          (314,498)(5)               0
Provision for (Benefit
 From) Income Taxes .........       (261,000)        (77,000)                              (77,000)
                               -------------     -----------          --------       -------------
 Net Loss ...................     (3,566,505)       (293,154)         (696,068)           (989,222)
                               =============     ===========          ========       =============
Basic and Diluted Loss
 per Share ..................         (12.52)          (1.03)                                (3.47)
                               =============     ===========                         =============
Basic and Diluted
 Weighted Average
 Shares Outstanding .........        284,828         284,828                               284,828
                               =============     ===========                         =============


  The accompanying notes are an integral part of these consolidated pro forma financial statements.

                         NORTHEAST OPTIC NETWORK, INC.

             NOTES TO CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS
                                  (Unaudited)


(1) To record an intangible asset to reflect the step-up in basis resulting from the Company's acquisition of NU's minority interest in a subsidiary (NECOM
    LLC), in accordance with AIN-39.

(2) To record the elimination of minority interest resulting from the exchange of minority members' interest in subsidiaries of the Company for Company stock as part of the Reorganization.

(3) To record CMP's exercise in April 1998 of its warrants to purchase 5,876 shares of membership interests in FiveCom LLC for an aggregate exercise price of $58.76.

(4) To record additional amortization associated with the intangible asset recorded to reflect the step-up in basis resulting from the Company's acquisition of NU's minority interest in a subsidiary (NECOM LLC). The Company is utilizing a 30-year amortization period, reflecting the assignment of value to goodwill and to the rights-of-way, which have 30-year terms.

(5) To eliminate the allocation of losses to minority members due to the exchange of such interests' for the Company's stock in the reorganization.


(6) In connection with the Reorganization, the minority interests in the Company's subsidiaries were exchanged for Series B convertible preferred stock, resulting in the elimination of any minority interest and an increase of 3,470,470 shares of Series B convertible preferred stock, of which 144,172 shares arose from CMP's exercise of a warrant.

(7) In connection with the Reorganization, the conversion rate on the Series A convertible preferred stock was reduced to a 1 : 1 ratio and 199,636 additional shares of Series A convertible preferred stock were issued to adjust for such reduction.

                                    GLOSSARY


     Set forth below are definitions of certain terms used herein.



Access charges ................   The fees paid by long distance carriers to LECs for originating and terminating long distance calls on the LECs' local networks.
Analog Transmission ...........   A way of sending voice, video and data signals electronically in which the transmitted signal is analogous to the original signal.
ATM (Asynchronous
Transfer Mode) ................   An information transfer standard that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bytes of a standard fifty-three-byte-long packet or cell. The ATM format can be used by many different information systems, including local area networks, to deliver traffic at varying rates, permitting a mix of voice, data and video.
Backbone ......................   The through-portions of a transmission network, as opposed to spurs that branch off the through-portions.
Band ..........................   A range of frequencies between two defined limits.
Bandwidth .....................   The relative range of analog frequencies or digital signals that can be passed through a transmission medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information carrying capacity.
                                  Bandwidth is measured in Hertz, or "Hz" (analog), or Bits Per Second or
                                  "bps" (digital).
Bit ...........................   A contraction of the term Binary Digit, it is the basic unit in data communications. Bits are typically represented by ones or zeros.
Bit Error Rate ................   A measure of transmission quality stated as the expected probability of error per bit transmitted.
CAP ...........................   Competitive Access Provider.
Capacity ......................   The information carrying ability of a telecommunications facility.
Carrier .......................   A provider of communications transmission services by fiber, wire or radio.
Carrier Ring ..................   Local fiber optic network that connects one or more carrier facilities to a
                                  NEON POP.
Carrier's Carrier .............   A wholesale private telecommunications carrier offering services primarily to other carriers and not to the general public.
Central Office ................   A telephone company facility where subscribers' lines are joined to switching equipment for connecting with other subscribers, both locally and for long distance.
CLEC (Competitive Local
Exchange Carrier) .............   A company that competes with LECs in the local services market.
CMP ...........................   Central Maine Power Company
CMP Service Territory .........   The geographical areas prescribed by CMP's franchise service territory in the
                                  State of Maine.
Collocation ...................   The physical locating of a telecommunication carrier's switch in another carrier's premises that facilitates the interconnection of their respective switching equipment.
Common Carrier ................   A government defined group of private companies offering
                                  telecommunications services or facilities to the general public on a non-
                                  discriminatory basis.

Conduit ...........................   A pipe, usually made of metal, ceramic or plastic, that protects buried cables.
Dark Fiber ........................   Fiber optic cable without any of the electronic or optronic equipment necessary to use the fiber for transmission.
Dense Wave Division
Multiplexing ......................   A technique for transmitting 8 or more different light wave frequencies on a single fiber to increase the information carrying capacity.
Digital ...........................   Describes a method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal.
DS-0, DS-1, DS-3 ..................   Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second and typically transmits only the equivalent of one voice conversation at a time.
                                      DS-1 service has a bit rate of 1.544 megabits per second and typically transmits the equivalent of 24 simultaneous voice conversations. DS-3 service has a bit rate of 45 megabits per second and typically transmits the equivalent of 672 simultaneous voice conversations.
Equal Access ......................   The basis upon which customers of interexchange carriers are able to obtain access to their Primary Interexchange Carriers' (PIC) long distance telephone network by dialing "1", thus eliminating the need to dial additional digits and an authorization code to obtain such access.
Facilities-Based Carriers .........   Facilities-based carriers that own and operate their own network and equipment.
FCC (Federal
Communications
Commission) .......................   Regulatory body established pursuant to the Communications Act of 1934; it has the authority to regulate all interstate communications originating in the
                                      United States.
Fiber Miles .......................   The number of strands of fiber in a length of fiber optic cable multiplied by the length of the cable in miles.
Fiber Optics ......................   A technology in which light is used to transport information from one point to another. Fiber optic cables are thin filaments of glass through which light beams are transmitted over long distances carrying large amounts of data.
                                      Modulating light on thin strands of glass produces major benefits in high-
                                      bandwidth, relatively low cost, low power consumption, small space needs, total insensitivity to electromagnetic interference and great resistance to bugging.
Frame Relay .......................   A high-speed, data-packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56 kilobits per second to 1.5 megabits per second. This service is well-suited for connecting local area networks, but is not presently well-suited for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at high speeds on modern fiber optic networks.
Gbps ..............................   Gigabits per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.
ILEC ..............................   Incumbent Local Exchange Carrier, an historic provider of local telephone services.

Interconnect ....................   Connection of a telecommunications device or service to the public switched telephone network ("PSTN").
IXC (Interexchange carrier) .....   A company providing inter-LATA or long distance services between LATAs on an intrastate or interstate basis.
Kbps ............................   Kilobits per second, which is a measurement of speed for digital signal transmission expressed in thousands of bits per second.
LATAs (Local Access
Transport Areas) ................   The approximately 200 geographic areas that define the areas between which the RBOCs currently are prohibited from providing long distance services.
LEC (Local Exchange Carrier) ....   A company providing local telephone services.
Lit Fiber .......................   Fiber activated or equipped with the requisite electronic and optronic equipment necessary to use the fiber for transmission.
Local loop ......................   A circuit that connects an end-user to the LEC central office within a LATA.
Long-haul circuit ...............   A dedicated telecommunications circuit generally between locations in different LATAs.
Mbps ............................   Megabits per second, which is a measurement of speed for digital signal transmission expressed in millions of bits per second.
Multiplexing ....................   An electronic or optical process that combines a large number of lower speed transmission lines into one high speed line by splitting the total available bandwidth into narrower bands (frequency division), or by allotting a common channel to several different transmitting devices, one at a time in sequence
                                    (time division).
NEON ............................   NorthEast Optic Network, the Company's fiber optic network in the Northeast.
NEON POP ........................   A POP owned and operated by the Company.
Non-Zero Dispersion Fiber .......   This fiber was designed and introduced in the early 1990's for communication systems operating in the 1550 nm
                                    transmission window. The refractive index
                                    profile has been selected to provide
                                    non-zero dispersion over the Erbium- doped
                                    fiber amplifier passband region. This
                                    non-zero dispersion feature is important for
                                    system performance in high bit rate Dense
                                    Wavelength Division Multiplexing (DWDM)
                                    applications.
Northeast .......................   Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island
                                    and Vermont.
NU ..............................   Northeast Utilities.
NU Service Territory ............   The geographical areas where NU provides retail or wholesale electric service;
                                    owns or operates electric transmission facilities or has obtained rights, interests or permissions which would allow NU to install transmission or distribution facilities in such areas.
OC-3, OC-12, OC-48 and
OC-192 ..........................   OC is a measure of SONET transmission optical carrier level, which is equal to a corresponding number of DS-3s (e.g., OC-3 is equal to 3 DS-3s and
                                    OC-48 is equal to 48 DS-3s).
POP (Point of Presence) .........   Locations where a carrier has installed transmission equipment in a service area to relay telecommunications traffic to a network or a switching center.
PCS (Personal
Communications Services) ........   Services planned for a new digital Radio Frequency (RF) equipment conveying both voice and data over wireless networks.

RBOCs (Regional Bell
Operating Companies) ..............   The seven local telephone companies (formerly part of AT&T) established as a result of the AT&T Divestiture Decree.
Regeneration/amplifier ............   Devices which automatically re-transmit or boost signals on an out-bound circuit.
Reseller ..........................   A carrier that does not own transmission facilities, but obtains communications services from another carrier for resale to the public.
Route Miles .......................   The number of miles spanned by fiber optic cable calculated without including physically overlapping segments of cable.
ROWs ..............................   Rights-of-way.
Single Mode Fiber .................   A fiber having a small core diameter and in which only one mode (the fundamental mode which may consist of two polarizations) will propagate at the wavelengths of interest.
SONET (Synchronous
Optical Network
Technology) .......................   An electronics and network architecture for variable-bandwidth products which enables transmission of voice, data and video (multimedia) at very high speeds.
SONET ring ........................   A network architecture which provides for instantaneous restoration of service in the event of a fiber cut by automatically rerouting traffic along an alternating path. This occurs so rapidly (in 50 milliseconds) that it is virtually undetectable to the user.
Switch ............................   A device that selects the paths or circuits to be used for transmission of information and establishes a connection. Switching is the process of interconnecting circuits to form a transmission path between users and it also captures information for billing purposes.
Switched service carriers .........   A carrier that sells switched long distance service and generally refers to a carrier that owns its switch.
Switchless resellers ..............   A carrier that does not own facilities or switches, but purchases minutes in high volumes from other carriers and resells those minutes.
Tandem Switch .....................   An electronic communications switch located between the LEC switch and the
                                      IXC switch that passes along routing, signaling and billing information.
Telecommunications ................   The transmission, between or among points specified by the user, of information of the user's choosing, without change in the form or content of the information as sent or received.
Telecommunications Service ........   The offering of telecommunications for a fee to the public, or to such classes of users as to be effectively available directly to the public, regardless of the facilities used.
Telephony .........................   The transmission of sounds between widely removed points with or without connecting wires.
Unbundled .........................   Services, programs, software and/or training sold separately from the hardware.
Video Services ....................   The provision of video over a channel.
Wireless ..........................   A communications system that operates without wires, such as cellular services.

--------------------------------------------------------------------------------

      No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                           ------------------------
                               TABLE OF CONTENTS

                                                          Page
                                                     ---------
Prospectus Summary ..................................     3
Risk Factors ........................................    10
Debt Offering .......................................    19
Use of Proceeds .....................................    19
Dividend Policy .....................................    19
Dilution ............................................    20
Capitalization ......................................    21
Selected Consolidated Financial and
   Operating Data ...................................    23
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations .......................................    25
Business ............................................    29
Management ..........................................    45
Certain Transactions ................................    50
Principal and Selling Stockholders ..................    51
Description of Capital Stock ........................    53
Description of Certain Indebtedness .................    55
Shares Eligible for Future Sale .....................    56
United States Federal Tax Consequences ..............    58
Underwriting ........................................    60
Notice to Canadian Residents ........................    62
Legal Matters .......................................    63
Experts                                                  63
Additional Information ..............................    63
Index to Consolidated Financial Statements ..........   F-1
Glossary ............................................   G-1

                           ------------------------
      Until August 24, 1998, all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.




[GRAPHIC OMITTED]




                                NorthEast Optic
                                 Network, Inc.



                               4,500,000 Shares


                                  Common Stock
                               ($.01 par value)



                              P R O S P E C T U S






                           Credit Suisse First Boston
                            Warburg Dillon Read LLC








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